UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	First quarter 2023 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	First quarter 2023 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 27, 2023

Item 1

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II.CEO Message	3
III.Analysis of 1Q23 Consolidated Results	3
IV.Responsible Banking	17
V.Relevant Events and Activities	18
VI.Awards and Recognitions	19
VII.Credit Ratings	19
VIII.1Q23 Earnings Call Dial-In Information	21
IX.Definition of Ratios	21
X.Consolidated Financial Statements	24
XI.Notes to Consolidated Financial Statements	32

Earnings Release | 1Q.2023
Banco Santander México	1

Banco Santander México Reports First Quarter 2023 Net Income of Ps.7,626 Million

-	Total loans grew 5.2% YoY, with strong increase in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans.

-	In terms of total deposits, we had solid growth of 14.6% YoY, driven by the good performance of term deposits, on the back of a higher interest rate environment. Meanwhile, contribution of individuals in total deposits represented 40.1%, compared with 24.2% in 2016.

-	Net income increased 49.2% YoY, mainly due to the solid increase in NII and fees, despite increases in provisions and expenses. Thus, demonstrating that our strategy has significant potential in this current environment.

Mexico City – April 26th, 2023, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month period ending March 31st, 2023.

Banco Santander México reported net income of Ps.7,626 million in 1Q23, representing a YoY increase of 49.2% and a QoQ of 21.5%.

HIGHLIGHTS
Results (Million pesos)	1Q23	4Q22	1Q22	%QoQ	%YoY
Net interest income	20,172	19,945	16,416	1.1	22.9
Fee and commission, net	5,290	5,118	4,876	3.4	8.5
Core revenues	25,462	25,063	21,292	1.6	19.6
Provisions for loan losses	4,512	4,712	3,874	(4.2)	16.5
Administrative and promotional expenses	10,352	12,310	9,475	(15.9)	9.3
Net income	7,626	6,277	5,111	21.5	49.2
Net income per share[1]	1.12	0.92	0.75	21.7	49.3

Balance Sheet Data (Million pesos)	Mar-23	Dec-22	Mar-22	%QoQ	%YoY
Total assets	1,995,143	1,844,169	1,734,268	8.2	15.0
Total loans	810,655	810,081	770,440	0.1	5.2
Deposits	901,955	837,389	787,057	7.7	14.6
Shareholders´ equity	174,175	166,308	166,102	4.7	4.9

Key Ratios (%)	1Q23	4Q22	1Q22	bps QoQ	bps YoY
Net interest margin	5.26	5.28	4.59	(2)	67
Net loans to deposits ratio	87.59	94.39	94.99	(680)	(740)
ROAE	17.92	15.12	12.32	280	560
ROAA	1.59	1.44	1.21	15	38
Efficiency ratio	40.84	48.01	47.28	(717)	(644)
Capital ratio	22.06	19.38	20.21	268	185
NPLs ratio	1.96	1.88	2.79	8	(83)
Cost of Risk	1.62	1.56	2.41	6	(79)
Coverage ratio	146.29	145.82	114.63	47	—

Operating Data	Mar-23	Dec-22	Mar-22	%QoQ	%YoY
Branches	1,034	1,037	1,036	(0.3)	(0.2)
Branches and offices[2]	1,346	1,345	1,345	0.1	0.1
ATMs	9,781	9,689	9,522	0.9	2.7
Customers	20,282,987	20,238,104	19,032,490	0.2	6.6
Employees	26,461	25,990	25,342	1.8	4.4
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 1Q.2023
Banco Santander México	2

Felipe García, Banco Santander México CEO, commented: “I am pleased to share with you that we started the year with very strong results, with a net income of Ps.7.6 billion pesos during 1Q23, slightly more than 49% compared to the same period of the previous year, demonstrating the good results of our strategy, as well as excellent and consistent risk management. Consequently, our ROE was 17.9%, 560 bp higher than the previous year.

During the first quarter, total loans grew more than 5% year on year, with strong performance mainly in individual loans supported by double-digit growth in credit cards, payroll, and auto loans.

In terms of deposits, we had significant growth of 14.6% compared to 1Q22, mainly due to the good performance of term deposits, which grew close to 52% year-on-year, thanks to our strategy focused on increasing the deposit balance of our clients and attracting resources from the competition. However, our main opportunity continues to be increasing our share of individual demand deposits.

On the other hand, the asset quality of the portfolio remained at excellent levels despite the significant growth of individual loans. NPL ratio stood at 1.96%, improving 83 bps compared to 1Q22, while the cost of risk decreased 79 bps annually, to settle at 1.62%. These good results are due to the correct management of the portfolio carried out by the risk team, in coordination with all the bank’s business units.

Looking ahead, we will continue advancing in our multiple growth initiatives, promoting the bank's transformation, digitization and simplifying our product offering and processes to offer the best experience to our customers”.

Earnings Release | 1Q.2023
Banco Santander México	3

III. Analysis of 1Q23 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Banco Santander México reported 1Q23 net income of Ps.7,626 million, representing an increase of 49.2% YoY, and 21.5% sequentially. The YoY increase was mainly due to the solid increase in NII and fees, despite increases in provisions and expenses.

Consolidated statement of comprehensive income
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Net interest income	20,172	19,945	16,416	1.1	22.9
Provisions for loan losses	(4,512)	(4,712)	(3,874)	(4.2)	16.5
Net interest income after provisions for loan losses	15,660	15,233	12,542	2.8	24.9
Commission and fee income, net	5,290	5,118	4,876	3.4	8.5
Net gain (loss) on financial assets and liabilities	654	1,028	1,039	(36.4)	(37.1)
Other operating expense	(767)	(449)	(2,291)	70.8	(66.5)
Administrative and promotional expenses	(10,352)	(12,310)	(9,475)	(15.9)	9.3
Operating income	10,485	8,620	6,691	21.6	56.7
Equity in results of associated companies	79	-	107	100.0	(26.2)
Operating income before income taxes	10,564	8,620	6,798	22.6	55.4
Income taxes (net)	(2,938)	(2,343)	(1,687)	25.4	74.2
Net income	7,626	6,277	5,111	21.5	49.2
Effective tax rate (%)	27.81	27.18	24.82

Other comprehensive income	375	1,423	(3,127)	(73.6)	112.0
Valuation of financial instruments to collect or sell	651	1,677	(3,028)	(61.2)	121.5
Valuation of derivatives financial instruments for cash flow hedges	(269)	98	(85)	—	—
Remeasurement of defined benefit obligation	(7)	(352)	(14)	98.0	(50.0)

Participation in OCI of other entities	-	-	-	—	—

Integral result	8,001	7,700	1,984	3.9	—

Net result attributable to:	7,626	6,277	5,111	21.5	49.2
controlling interest	7,626	6,277	5,111	21.5	49.2
Non-controlling interest	-	-	-	—	—

Comprehensive income attributable to:	8,001	7,700	1,984	3.9	—
controlling interest	8,001	7,700	1,984	3.9	—
Non-controlling interest	-	-	-	—	—

Basic earnings per common share	1.12	0.92	0.75	21.7	49.3

1Q23 vs 1Q22

The 49.2% year-on-year increase in net income was principally driven by:

i)	A 22.9%, increase in net interest income, supported by strong loan growth in individuals along with higher interest rates enviroment. During 1Q23, Banxico increased the reference rate by 75 bps to 11.25%. Moreover, the average reference rate has increased +497 bps YoY from the 5.81% in 1Q22 to 10.78% in 1Q23;

Earnings Release | 1Q.2023
Banco Santander México	4

ii)	A 8.5%, increease commission and fee income, mainly due to increases in fees of debit and credit card, insurance, foreign trade, collection services and account management, couple with lower other commissions and fees paid; and

iii)	A 66.5%, decrease in other operating expense, as a result of income from the sale of acquirer business contracts, lower legal expenses and portfolio recovery costs, and lower provisions for legal and tax contingencies.

The increase in net income was partially offset by:

i)	A 74.2%, increase in income taxes, which resulted in a 27.81% effective tax rate for the quarter, compared to 24.82% in 1Q22;

ii)	A 37.1%, decrease in net gains on financial assets and liabilities related to exchange losses driven by the appreciation of the peso;

iii)	A 26.2%, decrease in the results of associated companies due to the recognition of GetNet México investment.

iv)	A 16.5%, increase in provisions for loan losses, reflecting retail loan portfolio growth; and

v)	A 9.3%, increase in administrative and promotional expenses, by an increase in personnel salaries and benefits, depreciation and amortization and taxes and duties.

Gross operating income

Banco Santander México’s gross operating income for 1Q23 totaled Ps.26,116 million, representing increases of 16.9% YoY, and 0.1% QoQ. The YoY increase was driven by the solid performance in net interest income, supported by the the greater focus of the Bank on individual loans and higher fees, which more than offset lower market related income.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)
	1Q23	4Q22	1Q22	QoQ	YoY
Net Interest Income	77.24	76.44	73.51	80	373
Net Commissions and Fees	20.26	19.62	21.84	64	(158)
Market related revenue	2.50	3.94	4.65	(144)	(215)
Gross Operating Income*	100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q23 increased 560 basis points to 17.92%, from 12.32% reported in 1Q22 and increased 280 basis points from 15.12% in 4Q22. ROAE was driven by increases in core revenues along with excellent risk management.

Customer evolution

The Bank continues to increase the number of its digital and mobile clients by 9% YoY and 11%, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 45% of active clients (vs 42% in the same quarter of 2022). Moreover, digital transactions now account for more than 79% of total transactions, increasing by 190 bps compared to March 2022. As of March 2023, 66% of product sales were made through digital channels, compared to 62% a year ago.

Earnings Release | 1Q.2023
Banco Santander México	5

Customers
(Thousands)				% Variation
	Mar-23	Dec-22	Mar-22	QoQ	YoY
Loyal Customers[1]	4,457	4,329	4,015	3.0	11.0
Digital Customers[2]	6,202	6,029	5,668	2.9	9.4
Mobile Customers[3]	5,948	5,772	5,383	3.1	10.5
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.
[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Loan portfolio

As of March 2023, the evolution of the total loan portfolio reflected solid YoY growth, showing strong performance in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans. Mortgage loans continued expanding at a solid pace organically. While loan volumes in the commercial portfolio were impacted by corporates prepayments. As a result, total loan portfolio increased 5.2% YoY, to Ps.810,655 million in March 2023. On a sequential basis, total loan portfolio slightly increased 0.1%.

Portfolio Breakdown
Million pesos				% Variation
	Mar-23	Dec-22	Mar-22	QoQ	YoY
Commercial	441,960	450,168	446,392	(1.8)	(1.0)
Middle-market	232,594	216,946	220,051	7.2	5.7
Corporates	58,741	83,358	72,093	(29.5)	(18.5)
SMEs	51,146	51,063	55,790	0.2	(8.3)
Government & Financial Entities	99,479	98,801	98,458	0.7	1.0

Individuals	368,695	359,913	324,048	2.4	13.8
Consumer	156,323	149,106	126,673	4.8	23.4
Credit cards	66,925	64,350	54,136	4.0	23.6
Other consumer	89,398	84,756	72,537	5.5	23.2
Mortgages	212,372	210,807	197,375	0.7	7.6
Total	810,655	810,081	770,440	0.1	5.2

Loan portfolio breakdown by stages
Million pesos
	Mar-23%		Dec-22%		Mar-22%
Stage 1
Commercial	417,360	51.5	423,276	52.3	421,136	54.7

Individuals	344,695	42.5	337,449	41.7	301,764	39.2
Consumer	344,695	42.5	141,916	17.5	120,173	15.6
Credit cards	147,947	18.3	60,731	7.5	50,824	6.6
Other consumer	62,378	7.7	81,185	10.0	69,349	9.0
Mortgages	85,569	10.6	195,533	24.1	181,591	23.6
Total stage 1	196,748	24.3	760,725	93.9	722,900	93.8

Stage 2
Commercial	19,433	2.4	21,742	2.7	15,520	2.0

Individuals	13,244	1.6	12,376	1.5	10,533	1.4
Consumer	3,872	0.5	3,448	0.4	3,025	0.4
Credit cards	2,073	0.3	1,872	0.2	1,504	0.2

Earnings Release | 1Q.2023
Banco Santander México	6

Other consumer	1,799	0.2	1,576	0.2	1,521	0.2
Mortgages	9,372	1.2	8,928	1.1	7,508	1.0
Total stage 2	32,677	4.0	34,118	4.2	26,053	3.4

Stage 3
Commercial	5,167	0.6	5,150	0.6	9,736	1.3

Individuals	10,756	1.3	10,088	1.2	11,751	1.5
Consumer	4,504	0.6	3,742	0.5	3,475	0.5
Credit cards	2,474	0.3	1,747	0.2	1,808	0.2
Other consumer	2,030	0.3	1,995	0.2	1,667	0.2
Mortgages	6,252	0.8	6,346	0.8	8,276	1.1
Total stage 3	15,923	2.0	15,238	1.9	21,487	2.8

Total loan portfolio
Commercial	441,960	54.5	450,168	55.6	446,392	57.9

Individuals	368,695	45.5	359,913	44.4	324,048	42.1
Consumer	156,323	19.3	149,106	18.4	126,673	16.4
Credit cards	66,925	8.3	64,350	7.9	54,136	7.0
Other consumer	89,398	11.0	84,756	10.5	72,537	9.4
Mortgages	212,372	26.2	210,807	26.0	197,375	25.6
Total loan portfolio	810,655	100.0	810,081	100.0	770,440	100.0

As of March 2023, commercial loans decreased 1.0% YoY, due to decreases of 18.5% in corporate loans, 8.3% in SMEs and 2.0% in government entities. On a sequential basis, the commercial loan portfolio contracted 1.8%.

It is worth noting that auto loans continued showing a strong performance, increasing 36.5% YoY, in March 2023 and a 7.5%, sequentially. This was a result of the Bank’s alliances with leading automakers in Mexico and supported by the “Super Auto Santander” platform. In addition, with the aim of expanding the business further, the Bank has been very active in the used cars segment of the market. As of today, used car loans represent 10% of the total auto loan portfolio. According to the last information published by CNBV, market share of the Bank in the auto business expanded +270 bps to 16.2% in February ’23.

Credit card loans continued growing at a solid pace, expanding 23.5% YoY, and 3.9% QoQ, reflecting an average usage increase of 30% YoY, and supported by the Bank’s successful product “Like U”. Currently, more than 18.4% of total billing comes from “Like U” credit cards.

Payroll loans delivered a solid performance, increasing 20.0% YoY, in March 2023 and a 3.4%, sequentially, while personal loans increased 12.7% YoY, due to the Bank’s improving offer, processes and benefits programs, among others.

Mortgage loans continued showing strong growth, increasing 7.6% YoY, and 0.7%, sequentially, due to the Bank’s innovative and competitive offering in mortgages. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for 52% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 1Q23, 98% of the mortgages were processed through this digital platform.

Earnings Release | 1Q.2023
Banco Santander México	7

However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 9.9% YoY.

Total Deposits

Total deposits in March 2023 stood at Ps.901,955 million, an increase of 14.6%. On a sequential basis, total deposits grew 7.7%. Demand deposits reached Ps.581,090 million, a slight increase of 0.9% YoY, while time deposits increased 52.1% YoY. On a sequential basis, demand deposits increased 5.3% QoQ, while time deposits increased 12.4% QoQ. Deposits from individuals expanded 21.9% YoY while corporates increased 10.2% YoY. The Bank continued working to improve its funding costs, prioritizing individual deposits and foregoing certain expensive corporate deposits. It is worth noting that although we have increased the contribution of individuals to 40.1% as of 1Q23 compared to 24.2% in 2016, we had a deterioration in the weight of demand deposits going from 73.2% in 1Q22 to 64.4% in 1Q23, derived from the strong growth in term deposits.

Net interest income

Net interest income in 1Q23 totaled Ps.20,172 million, increasing 22.9% YoY, and 1.1% QoQ.

The 22.9% YoY increase in net interest income resulted from the combination of:

i)	A 56.1%, increase in interest income, to Ps.44,121 million; and

ii)	A 102.2%, increase in interest expense, to Ps.23,949 million.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 1Q23, stood at 5.26%, compared to 4.59% in 1Q22 and 5.28% in 4Q22. The YoY increase in NIM was principally driven by the expansion of retail volumes in loans and deposits, as well as higher interest rates.

Net interest income
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Interest on funds available	1,343	1,154	495	16.4	—
Interest on margin accounts	417	371	115	12.4	—
Interest and yield on securities	10,257	8,732	6,251	17.5	64.1
Interest and yield on loan portfolio – excluding credit cards	23,681	22,797	16,996	3.9	39.3
Interest and yield on loan portfolio related to credit cards	4,325	4,241	3,069	2.0	40.9
Commissions collected on loan originations	155	153	132	1.3	17.4
Interest and premium on sale and repurchase agreements and securities loans	3,943	3,325	1,203	18.6	—
Interest income	44,121	40,773	28,261	8.2	56.1

Daily average interest- earnings assets	1,533,203	1,509,601	1,430,420	1.6	7.2

Interest from customer deposits – demand deposits	(4,255)	(3,434)	(2,238)	23.9	90.1
Interest from customer deposits – time deposits	(8,137)	(6,077)	(2,942)	33.9	—
Interest from credit instruments issued	(1,425)	(1,500)	(1,318)	(5.0)	8.1
Interest on bank and other loans	(1,330)	(1,112)	(582)	19.6	128.5
Interest on subordinated capital notes	(382)	(402)	(420)	(5.0)	(9.0)
Otros	(169)	(192)	(175)	(12.0)	(3.4)
Interest and premium on sale and repurchase agreements and securities loans	(8,251)	(8,111)	(4,170)	1.7	97.9
Interest expense	(23,949)	(20,828)	(11,845)	15.0	102.2

Daily average interest-bearing liabilities	1,360,250	1,331,714	1,251,495	2.1	8.7
Net interest income	20,172	19,945	16,416	1.1	22.9

Earnings Release | 1Q.2023
Banco Santander México	8

Interest Income

Total average interest earning assets in 1Q23 amounted to Ps. 1,533,203 million, increasing 7.2% YoY, mainly due to increases in average volume of 101.2% in securities lending and repurchase agreements, 7.1% in the total loan portfolio and 10.1% in margin accounts, partially offset by decreases in average volume of 6.9% in investment securities and 15.9% in cash and cash equivalents.

Banco Santander Mexico's interest income consists mainly of interest on the loan portfolio and commissions for the initial granting of credit, which in 1Q23 generated Ps.28,161 million and represented 63.8% of total interest income. The remaining balance of interest income of Ps.15,960 million is broken down as follows: 23.2% from investments in securities, 8.9% from securities lending and repurchase agreements, 3.0% from cash and cash equivalents, and 0.9% from margin accounts.

Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q22	2Q22	3Q22	4Q22	1Q23
Loan portfolio	53.0	52.8	52.8	53.8	52.9
Investment in securities	34.6	33.1	31.6	29.3	30.1
Funds available	4.7	4.3	4.0	3.8	3.7
Repurchase agreements	6.4	8.4	10.2	11.7	12.0
Margin accounts	1.4	1.4	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

The average interest yield on interest-earning assets in 1Q23 stood at 11.51%, increasing 361 basis points from 7.90% in 1Q22. Sequentially, the average interest yield on interest-earning assets increased 94 basis points from 10.57% in 4Q22.

Interest income
Million Pesos	1Q23			1Q22			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	56,037	1,343	9.59	66,661	495	2.97	(15.9)	171.3	662
Margin accounts	21,393	417	7.80	19,422	115	2.37	10.1	262.6	543
Investment in securities	460,943	10,257	8.90	495,249	6,251	5.05	(6.9)	64.1	385
Loan portfolio	811,638	28,006	13.80	758,025	20,065	10.59	7.1	39.6	321
Commissions collected on loan originations	—	155	—	—	132	—	—	17.4	—
Sale and repurchase agreements and securities loans	183,192	3,943	8.61	91,063	1,203	5.28	101.2	227.8	333
Interest income	1,533,203	44,121	11.51	1,430,420	28,261	7.90	7.2	56.1	361

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,360,250 million, increasing 8.7% YoY, and were driven by increases of 34.4% in time deposits, 15.4% in bank and other loans, 8.4% in repurchase agreements and 0.9% in demand deposits, partially offset by decreases of 17.2% in debt securities issued and 9.0% in subordinated debentures.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Earnings Release | 1Q.2023
Banco Santander México	9

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q22	2Q22	3Q22	4Q22	1Q23
Demand deposits	42.2	41.9	38.7	39.0	39.2
Sale and repurchase agreements and securities loans	25.3	25.7	27.9	28.1	25.3
Time deposits	20.6	20.3	21.3	22.3	25.4
Credit instruments issued	6.8	6.9	7.1	6.0	5.2
Bank and other loans	3.0	3.2	3.0	2.7	3.1
Subordinated capital notes	2.1	2.0	2.0	1.9	1.8
Total	100.0	100.0	100.0	100.0	100.0

The average interest rate on interest-bearing liabilities in 1Q23 stood at 7.04%, increasing 325 basis points from 3.79% in 1Q22. Sequentially, interest rate on interest-bearing liabilities increased 92 basis points from 6.12% in 4Q22.

Interest expense
Million pesos	1Q23			1Q22			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	533,082	4,255	3.19	528,104	2,238	1.70	0.9	90.1	149
Time deposits	345,574	8,137	9.42	257,217	2,942	4.58	34.4	176.6	484
Credit instruments issued	70,654	1,425	8.07	85,357	1,318	6.18	(17.2)	8.1	189
Bank and other loans	43,007	1,330	12.37	37,253	582	6.25	15.4	128.5	612
Subordinated capital notes	24,257	382	6.30	26,653	420	6.30	(9.0)	(9.0)	0
Sale and repurchase agreements and securities loans	343,676	8,251	9.60	316,911	4,170	5.26	84	97.9	434
Other interest expenses	—	169	—	—	175	—	—	(3.4)	—
Interest expense	1,360,250	23,949	7.04	1,251,495	11,845	3.79	8.7	102.2	325

Provisions for loan losses and asset quality

During 1Q23, provisions for loan losses amounted to Ps.4,512 million, which represented increase of 16.5% YoY, and a 4.2% decrease on a sequential basis. The YoY increase reflected strong individuals loan portfolio growth.

The stage 3 total loan portfolio in March 2023 stood at Ps.15,923 million, reflecting healthy trends across the loan portfolio compared to Ps. 21,487 as of March 2022 and slightly above the Ps.15,238 million as of December 2022.

The non-performing loans led to an NPL ratio of 1.96% in March 2023, a 2.79% in March 2022 and 1.88% in December 2022.

Finally, the coverage ratio as of March 2023 stood at 146.29%, 114.63% in March 2022 and 145.82% in December 2022.

Loan Loss Reserves
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Commercial	565	374	1,063	51.1	(46.8)
Consumer	3,622	3,308	2,310	9.5	56.8
Mortgages	325	1,030	501	(68.4)	(35.1)
Total	4,512	4,712	3,874	(4.2)	16.5

Earnings Release | 1Q.2023
Banco Santander México	10

Cost of risk ( %)
Million pesos				Variation (bps)
	1Q23	4Q22	1Q22	QoQ	YoY
Commercial	(0.45)	(0.34)	1.29	(11)	(174)
Consumer	9.06	8.55	8.80	51	26
Mortgages	0.99	1.09	0.91	(10)	8
Total	1.62	1.56	2.41	6	(79)

The breakdown of the stage 3 total loan portfolio is as follows: mortgage loans 39.3%, commercial loans 32.4% and consumer loans (including credit cards) 28.3%.

Non-Performing loan ratio (%)
				Variation (bps)
	Mar-23	Dec-22	Mar-22	QoQ	YoY
Commercial	1.17	1.14	2.18	3	(101)
SMEs	1.52	1.70	2.10	(18)	(58)
Others	1.12	1.07	2.19	5	(107)

Individuals
Consumer	2.88	2.51	2.74	37	14
Credit Card	3.70	2.71	3.34	99	36
Other consumer	2.27	2.35	2.30	(8)	(3)
Mortgages	2.94	3.01	4.19	(7)	(125)
Total	1.96	1.88	2.79	8	(83)

Commission and fee income, net

In 1Q23, net commission and fee income totaled Ps.5,290 million, which represented an increase of 8.5% YoY, and 3.4% sequentially

Net commissions and fees went up 8.5% YoY, in 1Q23, mostly as a result of:

i)	A 21.2%, increase in debit an credit card, mainly driven by the solid performance of the "LikeU" credit card and strong usage performance;

ii)	A 13.9%, increase in foreign trade;

iii)	A 10.1%, increase in insurance, supported by the insurance policies of individuals, mainly auto insurance;

iv)	A 9.4%, increase in Collection services and 7.7% in account management;

v)	A 47.9% decrease in other commissions and fees paid

Earnings Release | 1Q.2023
Banco Santander México	11

Commission and fee income, net
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Commission and fee income
Debit and credit card	2,917	2,952	2,367	(1.2)	23.2
Account management	780	755	724	3.3	7.7
Collection services	689	555	630	24.1	9.4
Investment funds	457	495	446	(7.7)	2.5
Insurance	1,591	1,574	1,444	1.1	10.2
Purchase-sale of securities and money market transactions	274	237	274	15.6	0.0
Checks trading	37	41	38	(9.8)	(2.6)
Foreign trade	500	281	439	77.9	13.9
Financial advisory services	391	293	502	33.4	(22.1)
Other	292	255	238	14.1	22.7
Total	7,928	7,438	7,102	6.6	11.6

Commission and fee expense
Debit and credit card	(1,430)	(1,533)	(1,140)	6.7	25.4
Insurance	(1)	0	0	100.0	100.0
Purchase-sale of securities and money market transactions	(59)	(58)	(99)	1.7	40.4
Checks trading	(18)	(17)	(16)	5.9	12.5
Financial advisory services	(7)	(36)	(87)	80.6	92.0
Bank Correspondents	(170)	(151)	(199)	12.6	14.6
Other	(953)	(525)	(685)	81.5	39.1
Total	(2,638)	(2,320)	(2,226)	13.7	18.5

Commission and fee income, net
Debit and credit card	1,487	1,419	1,227	4.8	21.2
Account management	780	755	724	3.3	7.7
Collection services	689	555	630	24.1	9.4
Investment funds	457	495	446	(7.7)	2.5
Insurance	1,590	1,574	1,444	1.0	10.1
Purchase-sale of securities and money market transactions	215	179	175	20.1	22.9
Checks trading	19	24	22	(20.8)	(13.6)
Foreign trade	500	281	439	77.9	13.9
Financial advisory services	384	257	415	49.4	(7.5)
Bank Correspondents	(170)	(151)	(199)	12.6	(14.6)
Other	(661)	(270)	(447)	144.8	47.9

Total	5,290	5,118	4,876	3.4	8.5

The main contributors to net commissions and fees were insurance fees, which accounted for 30.1% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 28.1%, 14.7% and 13.0% of total commissions and fees, respectively.

Net commisions and fees
Breakdown (%)
	1Q23	4Q22	1Q22
Insurance	30.1	30.8	29.6
Debit and credit card	28.1	27.7	25.2
Account management	14.7	14.8	14.8
Collection services	13.0	10.8	12.9
Foreign trade	9.5	5.5	9.0
Investment funds	8.6	9.7	9.1

Earnings Release | 1Q.2023
Banco Santander México	12

Financial advisory services	7.3	5.0	8.5
Purchase-sale of securities and money market transactions	4.1	3.5	3.6
Checks trading	0.3	0.5	0.5
Bank correspondents	(3.2)	(3.0)	(4.0)
Other	(12.5)	(5.3)	(9.2)
Total	100.0	100.0	100.0

Net gain (loss) on financial assets and liabilities

In 1Q23, Banco Santander México reported a Ps.654 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,039 million in 1Q22 and a gain of Ps.1,028 million in 4Q22. The YoY decrease in net gains on financial assets and liabilities was related to exchange losses driven by the appreciation of the peso.

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Valuation
Foreign exchange	2,159	(8,248)	674	126.2	—
Derivatives	3,012	(2,830)	2,465	—	22.2
Equity securities	(9)	166	(72)	(105.4)	(87.5)
Debt instruments	(5)	2,273	(2,903)	(100.2)	(99.8)
Valuation result	5,157	(8,639)	164	—	—

Purchase / sale of securities
Foreign exchange	(1,705)	8,389	(87)	(120.3)	—
Derivatives	(2,995)	956	804	—	—
Equity securities	31	0	21	100.0	47.6
Debt instruments	166	322	137	(48.4)	21.2
Purchase -sale result	(4,503)	9,667	875	(146.6)	—

Total	654	1,028	1,039	(36.4)	(37.1)

Other operating expense

Other operating expense in 1Q23 totaled Ps.767 million, which compares with an expense of Ps.2,291 million in 1Q22 and with an expense of Ps.449 million reported in 4Q22.

The Ps.1,524 million YoY decrease in other operating expense in 1Q23, was mainly due to Ps.784 million in income from the sale of acquiring business contracts, a decrease of 60.2% in legal expenses and portfolio recovery costs, and a decrease of 74.9% in provisions for legal and tax contingencies.

Other operating expense
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY

Cancellation of liabilities and reserves	32	50	40	(36.0)	(20.0)
Interest on personnel loans	82	81	64	1.2	28.1
Fair value registration foreclosed assets	94	196	0	(52.0)	100.0
Allowance for losses on foreclosed assets	(44)	(36)	(7)	22.2	528.6
Profit from sale of foreclosed assets	14	7	16	100.0	(12.5)
Technical advisory and technology services	36	51	46	(29.4)	(21.7)

Earnings Release | 1Q.2023
Banco Santander México	13

Portfolio recovery legal expenses and costs	(229)	719	(576)	(131.8)	(60.2)
Premiums paid on guarantees for SMEs loans portfolio	(207)	(211)	(328)	(1.9)	(36.9)
Write-offs and bankruptcies	(165)	(145)	(145)	13.8	13.8
Provision for legal and tax contingencies	(115)	(74)	(459)	55.4	(74.9)
Income from sale of acquiring business contracts	784	0	0	100.0	100.0
Contributions to IPAB	(1,064)	(1,005)	(984)	5.9	8.1
Others	15	(82)	42	118.3	(64.3)

Total	(767)	(449)	(2,291)	70.8	(66.5)

Administrative and promotional expenses

Administrative and promotional expenses in 1Q23 totaled Ps.10,352 million, compared to Ps.9,475 million in 1Q22 and Ps.12,310 million in 4Q22, increasing 9.3% YoY. Sequentially, the decrease was 15.9%.

The 9.3% YoY increase was mainly due to increases of 14.3% in personnel salaries and benefits, 11.5% in depreciation and amortization and 14.5% in taxes and duties.

The efficiency ratio for the quarter improved 644 basis points YoY and 717 basis points QoQ to 40.84%. The YoY decrease reflected robust revenue growth and strict cost controls, despite inflantionary pressure.

The recurrence ratio for 1Q23 was 51.10%, down from 51.46% in 1Q22 and up from 41.58% reported in 4Q22.

Administrative and promotional expenses
Million pesos				% Variation
	1Q23	4Q22	1Q22	QoQ	YoY
Salaries and employee benefits	5,182	6,181	4,535	(16.2)	14.3
Credit card operation	13	47	22	(72.3)	(40.9)
Professional fees	281	335	263	(16.1)	6.8
Leasehold	566	670	535	(15.5)	5.8
Promotional and advertising expenses	115	220	149	(47.7)	(22.8)
Taxes and duties	783	410	684	91.0	14.5
Technology services (IT)	1,340	2,022	1,261	(33.7)	6.3
Depreciation and amortization	1,366	1,051	1,225	30.0	11.5
Cash protection	145	404	276	(64.1)	(47.5)
Others	561	970	525	(42.2)	6.9

Total	10,352	12,310	9,475	(15.9)	9.3

Banco Santander México’s administrative and promotional expenses are broken down as follows

Administrative and promotional expenses
Breakdown (%)
	1Q23	4Q22	1Q22
Personnel	50.1	50.2	47.9
Depreciation and amortization	13.2	8.5	12.9
Technology services (IT)	12.9	16.4	13.3
Taxes and duties	7.6	3.3	7.2
Leasehold	5.5	5.5	5.6
Others	5.4	7.9	5.6
Professional fees	2.7	2.7	2.8

Earnings Release | 1Q.2023
Banco Santander México	14

Cash protection	1.4	3.3	2.9
Promotional and advertising expenses	1.1	1.8	1.6
Credit card operation	0.1	0.4	0.2
Total	100.0	100.0	100.0

Profit before taxes

Profit before taxes in 1Q23 was Ps.10,564 million, reflecting increase of 55.4% YoY and 22.6% QoQ, reflecting the strong performance of the Bank core business.

Income taxes

In 1Q23, Banco Santander México reported a tax expense of Ps.2,938 million compared to Ps.1,687 million in 1Q22 and Ps.2,343 million in 4Q22. The effective tax rate for the quarter was 27.81%, compared to 24.82% reported in 1Q22 and 27.18% in 4Q22.

Capitalization and liquidity

Capitalization
Million pesos	Mar-23	Dec-22	Mar-22
CET1	149,383	103,348	115,297
Tier 1	161,997	117,004	129,221
Tier 2	24,519	26,827	27,188
Total capital	186,516	143,832	156,409

Risk-weighted assets
Credit risk	546,384	476,538	507,336
Credit, market and operational risk	845,566	742,079	774,090

Credit risk ratios:
CET1 (%)	27.34	21.69	22.73
Tier 1 (%)	29.65	24.55	25.47
Tier 2 (%)	4.49	5.63	5.36
Capitalization ratio (%)	34.14	30.18	30.83

Total capital ratios:
CET1 (%)	17.67	13.93	14.89
Tier 1 (%)	19.16	15.77	16.69
Tier 2 (%)	2.90	3.61	3.52
Capitalization ratio (%)	22.06	19.38	20.21

Banco Santander México’s capital ratio at March 2023 was 22.06%, compared to 20.21% and 19.38% at March 2022 and December 2022, respectively. The 22.06% capital ratio was comprised of 17.67% of fundamental capital (CET1), 1.49% of additional capital (AT1), and 2.90% of complementary capital (Tier 2).

As of February 2023, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated December 31st, 2022, which is the most recent available analysis.

Earnings Release | 1Q.2023
Banco Santander México	15

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q23 was 212.24%, which compares to 187.34% in 1Q22 and 181.17% in 4Q22. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 9.01% for March 2023, 7.13% for December 2022, 6.85% for September 2022, 7.13% for June 2022, and 7.97% for March.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

BSMX Issuances

Information regarding the Bank’s certificados bursátiles bancarios, senior international debt and subordinated notes issued by Banco Santander México.

BSMX Issuances
Ticker	Amount	ISIN	Type of instrument	Issuance Date	Maturity Date	Term
BSMX 16-3	Ps.3,000 million	MX94BS0300A9	Certificados Bursátiles Bancarios	September 13, 2016	September 1, 2026	3,640 days, equivalent to 10 years
BSMX 19-2	Ps.7,150 million	MX94BS060035	Certificados Bursátiles Bancarios	April 8, 2019 and a first reopening on June 17, 2019.	March 30, 2026	2,548 days, equivalent to 7 years
BSMX 21	Ps. 3,500 million	MX94BS060043	Certificados Bursátiles Bancarios	November 30, 2021	November 25, 2025	1,456 days, equivalent to 4 years
BSMX 21-2	Ps. 6,500 million	MX94BS060050	Certificados Bursátiles Bancarios	November 30, 2021	November 21, 2028	2,548 days, equivalent to 7 years
BSMX 22	Ps. 7,100 million	MX94BS060068	Certificados Bursátiles Bancarios	April 4, 2022	March 29, 2027	1,820 days, equivalent to 5 years
BSMX 22-2	Ps. 2,790 million	MX94BS060076	Certificados Bursátiles Bancarios	April 4, 2022	March 26, 2029	2,548 days, equivalent to 7 years
BSMX 22-3	Ps. 5,000 million	MX0000000333	Certificados Bursátiles Bancarios	July 14, 2022	July 9, 2026	1,456 days, equivalent to 4 years
BSMX 23	Ps. 3,170 million	MX94BS060092	Certificados Bursátiles Bancarios	March 31, 2023	March 26, 2027	1,456 days, equivalent to 4 years
BSMX 23-2	Ps. 3,230 million	MX94BS0600A2	Certificados Bursátiles Bancarios	March 31, 2023	March 18, 2033	3,640 days, equivalent to 10 years
Senior notes	Usd.1,750 million	US05969BAD55 (144A) and USP1507SAH06 (RegS)	Senior Unsecured Notes	April 17, 2020	April 17, 2025	1,826 days, equivalent to 5 years
Subordinated Debt (Tier 2)	Usd.1,300 million	US05969BAC72 (144A) and USP1507SAG23 (RegS)	Tier-2 Subordinated Preferred Capital Notes	October 1, 2018	October 1, 2028	3,653 days, equivalent to 10 years
Subordinated Debt (AT1)	Usd.700 million	USP1507SAJ61	Subordinated, Non-Preferred, Contingent Convertible AT1 Capital Notes	September 15, 2021	Perpetual	n/a

Earnings Release | 1Q.2023
Banco Santander México	16

IV. Responsible Banking

For Santander, being sustainable means considering the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental, and ethical level. Santander Mexico's commitments to Responsible Banking are an example of its continuous efforts to guarantee a sustainable future for all. Operations are carried out in an ethical and transparent manner to ensure proper compliance with commitments. The Bank focuses on promoting financial inclusion, equity, the social development of communities, education, and care for the environment.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and all the countries where it operates. In this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse, and inclusive work environment, where leadership and commitment follow the Simple, Personal, and Fair culture while designing products focused on the client.

The goal to achieve Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

For more details, please visit the Responsible Banking section on the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions throughout the year:

•	On January 2023, Banco Santander Mexico obtained the Customer Protection Certification at the Silver level assigned by the MicroFinanza Rating (MFR) for its TUIIO initiative, making it the only financial inclusion and microfinance initiative with this certification of customer protection policies.

•	On January 2023, Banco Santander Mexico obtained the Customer Protection Certification at the Silver level assigned by the MicroFinanza Rating (MFR) for its TUIIO initiative, making it the only financial inclusion and microfinance initiative with this certification of customer protection policies.

•	Banco Santander Mexico received the “HRC Equidad MX 2023” Certification, which accredits it as one of the best places to work for LGBTQ+ equality, due to its inclusion and equity policies. Santander was awarded for having met all the categories criteria that were required for this year, reaching the 100 points established by the Global Labor Equity Program in Mexico.

•	Santander has been named Bank of the Year in Financial Inclusion by The Banker magazine, which recognizes the entity's initiatives in responsible and sustainable banking to grow by serving "people and companies without access to financial services throughout the world with its initiative “Finanzas for All”, a comprehensive set of services that combines digitization with financial education,” according to the magazine.

•	Banco Santander collaborated with the Secretary of Security of the State of Mexico to bring financial tools to people deprived of their liberty. The objective of the workshop "Tools for the family economy" is to provide basic education for the inmates of the Penitentiary Modelo in Nezahualcóyotl City and provide them with sufficient economic-financial knowledge allowing personal and family decisions about their daily finances to be made in a responsible and informed manner.

•	On September, 2021, the Bank launched LikeU, an innovative payment method in the market that, in addition to offering customers the simplicity, security and digital experience of our products, incorporated a different component linked to our Responsible Banking agenda. One year after its launch, from September 2021 to the same month in 2022, the amount donated to allied organizations that serve the causes amounts to more than Ps.18 billion pesos. In one year, Banco Santander has benefited more than 125,000 people through different projects.

•	Banco Santander is committed to providing access to financial services to 10 million people between 2019 and 2025 through microfinance products, financial education programs and other tools that provide access to financial services based on three main pillars: access, financing and resilience. One of these tools is “Superdigital”, a 100% digital platform developed with Santander's own technology for financial inclusion in

Earnings Release | 1Q.2023
Banco Santander México	17

Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia. This mobile platform allows people to access financial products and services for the first time, make deposits and withdrawals of cash, payments and receive credit.

These are some indexes and recognitions that evaluate the Bank’s performance across economic, environmental, and social issues:

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

V. Relevant Events and Activities

Relevant Events

Annual General Ordinary and Special Shareholders’ Meetings

On April 24, 2023, Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below

Series “F” Independent Directors
Laura Renné Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Ángel Alverde Losada	Alternate Director
José Antonio Pérez Antón	Alternate Director
Series “F” Non-Independent Directors
Felipe Francisco García Ascencio	Director
Daniel Barriuso Rojo	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Ángel Rivera Congosto	Director
Didier Mena Campos	Alternate Director
Pablo Fernando Quesada Gómez	Alternate Director
Emilio de Eusebio Saiz	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Guillermo Jorge Quiroz Abed	Director
María de Lourdes Melgar Palacios	Director
Melanie Elizabeth Devlyn Gómez	Director
Alberto Torrado Martínez	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director

Earnings Release | 1Q.2023
Banco Santander México	18

Banco Santander Mexico, informed about the material facts announced in connection with the Tender Offer

▪	On April 10 and 13, 2023, Banco Santander México announced that Banco Santander, S.A., its Parent Company, published the preliminary and final results, respectively, following the closing of the cash Tender Offer. As a result of the foregoing, Banco Santander’s shareholding in Santander Mexico increased from 96.2% to 99.8% of Santander Mexico’s share with the minority shareholders holding the remaining 0.2%. As previously announced, it is intended to cancel the listing of the shares.

▪	On March 1, 2023 Banco Santander México announced that Banco Santander, S.A., its Parent Company, issued a material fact to announce its decision to extend the expiration date of the Tender Offer until April 10, 2023.

▪	On February 17, 2023, Banco Santander Mexico informed that its Board of Directors, after considering the different opinions, agreed that the Tender Offer complied with the requirements established by Mexican law, including the provisions of the Securities Market Law (Ley del Mercado de Valores). The Board of Directors agreed to be neutral with respect to the Offer. As of that date, the members of the Board of Directors and senior management did not own any shares of the Bank.

▪	On February 7, 2023, Banco Santander México announced that Banco Santander, S.A., its Parent Company, issued a material fact to announce the offer price to shareholders tendering their shares which was Ps.24.52 pesos for each share and the U.S. dollar equivalent of Ps.122.6 per American Depositary Shares. This announcement followed the one published on October 21, 2022.

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the eighth consecutive year

On April 4, 2023, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the eighth consecutive year. The Bank already complies with this regulatory requirement.

Organizational changes

On January 17, 2023, Banco Santander Mexico announced the following appointments:

▪	Juan Villafuerte, as Deputy General Director of Commercial Network, reporting to the Vice-presidency of Consumer, Commercial and Institution Business Banking, led by Fernando Quesada.

▪	Oscar Hernando Moliner, as Deputy General Director of Operations and Processes, Oziel Sandoval Macías, as Deputy General Director of Corporate Resources and Recoveries, and Daniel Concepción Pérez, promoted to Deputy General Director of Technology, all of whom will continue to report to the Vice President of Administration and Finance, headed by Didier Mena.

VI. Awards and Recognitions

Santander Private Banking Mexico, named "Best Private Bank" according to Euromoney magazine

On March 30, 2023, Santander Private Banking Mexico was recognized for the sixth consecutive year by the prestigious Euromoney magazine as "Best Private Bank".

The Euromoney awards, established in 1992 and the first of their kind in the industry, recognize the performance of the private banking sector based on a survey of more than 2,000 participants in the financial sector, including banks, fund managers and family offices.

VII. Credit Ratings

On January 20 and 31, 2023, Fitch Ratings withdrew Santander Consumo's counterparty and Primary Servicer ratings, respectively. At the date of the withdrawal, the outlook on the ratings was Stable. The ratings were withdrawn because Santander Consumo effectively extinguished due to the merger with the Bank.

Earnings Release | 1Q.2023
Banco Santander México	19

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪ BCA = Baseline Credit Assessment

▪ SSR = Shareholder Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 1Q.2023
Banco Santander México	20

VIII. 1Q23 Earnings Call Dial-In Information

Date:	Thursday, April 27th, 2023
Time:	10:00 a.m. (MCT); 12:00 p.m. (US ET)
Dial-in Numbers:	1-844-826-3035 US & Canada 1-412-317-5195 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1610715&tp_key=3d1cf0b35d
Replay:	Starting: Thursday, April 27th, 2023 at 3:00 p.m. (US ET)
Ending: Thursday, May 11th, 2023 at 11:59 p.m. (US ET)
ET Dial-in number:	1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 10178174

IX.Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q23*4

•	Average figures are calculated using 1Q22 and 1Q23

Earnings Release | 1Q.2023
Banco Santander México	21

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31st, 2023, Banco Santander México had total assets of Ps.1,995 billion under Mexican Banking GAAP and more than 20.2 million customers. Headquartered in Mexico City, the Company operates 1,346 branches and offices nationwide and has a total of 26,461 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.18.0415

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 1Q.2023
Banco Santander México	22

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 1Q.2023
Banco Santander México	23

X. Consolidated Financial Statements

Banco Santander México

▪  Consolidated statement of financial position

▪  Consolidated statement of comprehensive income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

▪  Summary of changes due to the initial recognition of 2022 accounting principles

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2023
Banco Santander México	24

Consolidated statement of financial position
Million pesos
	2023	2022
	Mar	Dic	Sep	Jun	Mar
Assets
Cash and cash equivalents	83,843	93,353	77,121	79,146	98,783

Margin accounts (derivatives financial instruments)	2,677	6,530	5,039	4,413	4,353

Investments in financial instruments	468,908	470,914	432,737	481,124	496,918
Trading financial instruments	113,814	134,212	94,476	111,098	120,451
Financial instruments to collect or sell	287,069	314,550	328,408	358,432	364,951
Financial instruments to collect principal and interest (securities)(net)	68,025	22,152	9,853	11,594	11,516

Debtors under sale and repurchase agreements	241,552	121,859	224,118	80,451	23,614

Derivatives financial instruments	235,489	238,644	268,556	226,069	197,770
Trading purposes	223,934	228,516	252,394	213,370	187,150
Hedging purposes	11,555	10,128	16,162	12,699	10,620

Valuation adjustment for hedged financial assets	(22)	(27)	(44)	(29)	9

Loan portfolio with credit risk stage 1
Commercial loans	417,360	423,276	431,052	421,633	421,136
Commercial or business activity loans	317,981	324,932	336,077	325,353	323,485
Loans to financial entities	11,315	13,761	14,847	9,908	7,821
Loans to government entities	88,064	84,583	80,128	86,372	89,830
Consumer loans	147,947	141,916	134,104	127,040	120,173
Mortgage loans	196,748	195,533	191,067	187,165	181,591
Medium and residencial	187,637	186,366	181,631	177,762	171,725
Social interest	787	586	268	31	4
Loans acquired from Infonavit or Fovissste	8,324	8,581	9,168	9,372	9,862
Total loan portfolio with credit risk stage 1	762,055	760,725	756,223	735,838	722,900

Loan portfolio with credit risk stage 2
Commercial loans	19,433	21,742	17,618	16,754	15,520
Commercial or business activity loans	19,333	21,636	14,594	15,752	15,520
Loans to financial entities	100	106	0	1,002	0
Loans to government entities	0	0	3,024	0	0
Consumer loans	3,872	3,448	3,270	3,143	3,025
Mortgage loans	9,372	8,928	9,114	7,710	7,508
Medium and residencial	9,038	8,643	8,859	7,347	7,136
Social interest	34	5	0	0	0
Loans acquired from Infonavit or Fovissste	300	280	255	363	372
Total loan portfolio with credit risk stage 2	32,677	34,118	30,002	27,607	26,053

Loan portfolio with credit risk stage 3
Commercial loans	5,167	5,150	4,587	8,536	9,736
Commercial or business activity loans	5,167	4,799	4,236	7,810	8,929
Loans to financial entities	0	351	351	726	765
Loans to government entities	0	0	0	0	42
Consumer loans	4,504	3,742	3,984	3,801	3,475
Mortgage loans	6,252	6,346	7,523	7,684	8,276
Medium and residencial	5,641	5,745	6,872	7,016	7,556
Social interest	6	5	5	6	6
Loans acquired from Infonavit or Fovissste	605	596	646	662	714
Total loan portfolio with credit risk stage 3	15,923	15,238	16,094	20,021	21,487

Loan portfolio	810,655	810,081	802,319	783,466	770,440

(+/-) Deferred items	2,623	2,532	2,180	2,060	1,811

Allowance for loan losses	(23,293)	(22,220)	(21,498)	(24,264)	(24,630)

Loan portfolio (net)	789,985	790,393	783,001	761,262	747,621

Acquired collection rights (net)	0	0	0	0	0

Total loan portfolio (net)	789,984	790,393	783,001	761,262	747,621

Earnings Release | 1Q.2023
Banco Santander México	25

Other receivables (net)	115,131	62,840	87,282	87,415	114,320

Foreclosed assets (net)	998	962	436	438	202

Long-life assets held for sale or for distribution to owners	0	1,586	1,586	0	0

Advance payments and other assets (net)	3,420	3,199	4,442	4,553	4,065

Property, furniture and fixtures (net)	13,237	13,622	12,174	12,462	12,326

Rights of use assets for property, furniture and equipment (net)	6,297	6,264	5,509	5,811	5,999

Long-term investment in shares	123	90	90	1,652	1,577

Deferred income tax assets (net)	23,149	23,258	21,008	19,499	17,667

Intangible assets (net)	8,621	8,947	7,500	7,274	7,309

Goodwill	1,735	1,735	1,735	1,735	1,735

Total assets	1,995,143	1,844,169	1,932,290	1,773,275	1,734,268

Consolidated statement of financial position
Million pesos
	2023	2022
	Mar	Dic	Sep	Jun	Mar
Liabilities
DepositS	979,786	909,890	860,514	880,816	873,136
Demand deposits	578,755	549,515	520,079	556,153	573,918
Time deposits – general public	248,805	223,048	189,954	188,793	181,395
Time deposits – money market	72,060	62,428	53,145	44,376	29,592
Credit instruments issued	77,831	72,501	94,959	89,206	86,079
Global Account uptake without movements	2,335	2,398	2,377	2,288	2,152

Interbank loans and other organizations	46,403	30,806	26,446	35,478	52,164
Demand loans	16,164	324	1,568	11,280	24,679
Short-term loans	16,727	16,629	15,574	14,295	17,207
Long-term loans	13,512	13,853	9,304	9,903	10,278

Creditors under sale and repurchase agreements	189,397	211,878	225,744	190,364	183,196

Securities lending	1	1	0	0	0

Collateral sold or pledged as guarantee	130,921	116,104	199,271	79,047	26,484
Repurchase agreements	107,468	87,442	174,130	49,983	1,675
Securities loans	23,453	28,662	25,141	29,064	24,809

Derivative financial instruments	227,452	235,456	259,723	219,701	190,922
Trading purposes	223,588	230,995	256,109	215,266	184,026
Hedging purposes	3,864	4,461	3,614	4,435	6,896

Valuation adjustment of financial liabilities hedging	0	(14)	(33)	(36)	(17)

Lease liabilities	7,023	6,965	6,212	6,477	6,648

Other payables	194,324	115,913	144,514	151,047	188,375
Creditors from settlement of transactions	121,771	43,731	62,088	73,023	117,853
Payable for margin accounts	121	189	46	221	156
Payable for cash collateral received	28,825	26,861	40,227	36,811	31,790
Contributions payable	1,315	1,621	1,491	1,113	1,042
Sundry creditors and other payables	42,292	43,511	40,662	39,879	37,534

Financial instruments that qualify as liabilities	36,032	39,384	40,240	40,643	39,763
Subordinated credit notes	36,032	39,384	40,240	40,643	39,763

Employee benefits	9,354	11,324	10,110	9,202	7,063

Deferred revenues and other advances	275	154	265	361	432

Earnings Release | 1Q.2023
Banco Santander México	26

Total liabilities	1,820,968	1,677,861	1,773,006	1,613,100	1,568,166

Stockholders' equity

Paid-in capital	34,702	34,702	34,702	34,702	34,702
Capital stock	29,799	29,799	29,799	29,799	29,799
Share premium	4,903	4,903	4,903	4,903	4,903

Other capital	139,432	131,542	124,542	125,432	131,370
Capital reserves	28,200	28,200	28,200	28,200	26,940

Accumulated results	119,924	112,409	106,999	107,562	111,094
Retained earnings	109,233	82,868	83,735	92,486	102,918
Updating Results from previous years	3,065	3,065	3,065	3,065	3,065
Net income	7,626	26,476	20,199	12,011	5,111

Other comprehensive income	(8,692)	(9,067)	(10,657)	(10,330)	(6,664)
Valuation of financial instruments to collect or sell	(5,661)	(6,312)	(8,156)	(8,268)	(5,119)
Valuation of derivatives financial instruments for cash flow hedges	(683)	(414)	(512)	(87)	314
Remeasurement of defined benefit obligation	(2,357)	(2,350)	(1,998)	(1,984)	(1,868)
Cumulative translation effect	9	9	9	9	9
Total controlling interest	174,134	166,244	159,244	160,134	166,072

Total non-controlling interest	41	64	40	41	30

Total stockholders´equity	174,175	166,308	159,284	160,175	166,102

Total liabilities and stockholders´ equity	1,995,143	1,844,169	1,932,290	1,773,275	1,734,268

Consolidated statement of financial position
Million pesos
	2023	2022
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	140	134	119	143	122
Credit commitments	314,305	309,298	304,917	281,539	267,930
Assets in trust or under mandate	195,117	193,187	188,056	192,596	195,137
Trusts	192,592	190,185	185,837	190,903	194,055
Mandates	2,525	3,002	2,219	1,693	1,082
Assets in custody or under administration	1,755,162	1,751,075	1,750,349	1,724,515	1,788,495
Collateral received	269,617	154,833	257,346	117,717	134,178
Collateral received and sold or pledged as guarantee	105,437	93,143	170,930	46,870	78,775
Investment banking transactions for third parties (net)	208,344	367,299	381,284	307,764	133,083
Uncollected accrued interest derived from loan portfolio with credit risk stage 3	726	704	912	930	975
Other record accounts	1,969,461	2,018,740	1,969,467	1,904,803	1,860,010
	4,818,309	4,888,413	5,023,380	4,576,877	4,458,705

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

Earnings Release | 1Q.2023
Banco Santander México	27

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statement of comprehensive income
Million pesos
	2023	2022
	1T	12M	4T	3T	2T	1T
Interest income	44,121	135,856	40,773	35,605	31,217	28,261
Interest expense	(23,949)	(63,848)	(20,828)	(17,235)	(13,940)	(11,845)
Net interest income	20,172	72,008	19,945	18,370	17,277	16,416

Provisions for loan losses	(4,512)	(12,227)	(4,712)	(785)	(2,856)	(3,874)
Net interest income after provisions for loan losses	15,660	59,781	15,233	17,585	14,421	12,542

Commission and fee income	7,928	29,358	7,438	7,450	7,368	7,102
Commission and fee expense	(2,638)	(8,814)	(2,320)	(2,179)	(2,089)	(2,226)
Net gain (loss) on financial assets and liabilities	654	4,186	1,028	1,056	1,063	1,039
Other operating expense	(767)	(6,874)	(449)	(2,225)	(1,909)	(2,291)
Administrative and promotional expenses	(10,352)	(42,313)	(12,310)	(10,400)	(10,128)	(9,475)
Operating income	10,485	35,324	8,620	11,287	8,726	6,691

Equity in results of associated companies	79	324	0	0	217	107

Operating income before income taxes	10,564	35,648	8,620	11,287	8,943	6,798

Current income taxes	(2,940)	(12,162)	(4,952)	(4,065)	(2,299)	(846)
Deferred income taxes (net)	2	2,990	2,609	966	256	(841)

Income from continuing operations	7,626	26,476	6,277	8,188	6,900	5,111

Discontinued operations	0	0	0	0	0	0

Consolidated net income	7,626	26,476	6,277	8,188	6,900	5,111

Other comprehensive income	375	(5,697)	1,423	(327)	(3,666)	(3,127)
Valuation of financial instruments to collect or sell	651	(4,388)	1,677	112	(3,149)	(3,028)
Valuation of derivatives financial instruments for cash flow hedges	(269)	(813)	98	(425)	(401)	(85)
Remeasurement of defined benefit obligation	(7)	(496)	(352)	(14)	(116)	(14)

Participation in OCI of other entities	0	0	0	0	0	0

Integral result	8,001	20,779	7,700	7,861	3,234	1,984

Net result attributable to:	7,626	26,476	6,277	8,188	6,900	5,111
controlling interest	7,626	26,476	6,277	8,188	6,900	5,111
Non-controlling interest	0	0	0	0	0	0

Comprehensive income attributable to:	8,001	20,779	7,700	7,861	3,234	1,984
controlling interest	8,001	20,779	7,700	7,861	3,234	1,984
Non-controlling interest	0	0	0	0	0	0
Basic earnings per common share	1.12	3.90	0.92	1.21	1.02	0.75

Earnings Release | 1Q.2023
Banco Santander México	28

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2023
Banco Santander México	29

Consolidated statements of changes in stockholders’ equityh
From January 1st to March 31st, 2023
Million pesos
	Paid-in capital			Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Accumulated results	Valuation of Financial Instruments to collect or sell	Valuation of derivative financial instruments for cash flow hedges	Employee defined benefit measures	Cumulative effect from conversion	Total controlling interest	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2022	29,799	4,903	28,200	112,409	(6,312)	(414)	(2,350)	9	166,244	64	166,308

OWNER MOVEMENTS
TOTAL	0	0	0	0	0	0	0	0	0	0	0
RESERVE MOVEMENTS
TOTAL	0	0	0	0	0	0	0	0	0	0	0
INTEGRAL RESULT
Net income				7,626					7,626		7,626
Other comprehensive income
Valuation of Financial Instruments to collect or sell					651				651		651
Valuation of derivative financial instruments for cash flow hedges						(269)			(269)		(269)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(111)					(111)		(111)
Employee defined benefit measures							(7)		(7)		(7)
Non-controlling interest									0	(23)	(23)

TOTAL	0	0	0	7,515	651	(269)	(7)	0	7,890	(23)	7,867

BALANCE AS OF MARCH 31ST, 2023	29,799	4,903	28,200	119,924	(5,661)	(683)	(2,357)	9	174,134	41	174,175

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2023
Banco Santander México	30

Consolidated statement of cash flows
From January 1st to March 31st, 2023
Million pesos

Net Income before Tax		10,564
Adjustments for items associated with investing activities
Exchange differences in cash and cash equivalents	(883)
Depreciation of property, furniture and fixtures	592
Amortizations of intangible assets	774
Provisions	221	704

Adjustments for items associated with financing activities
Expense interest from	1,224
Interest associated with financial instruments that qualify as a liability	381
Interest associated with financial instruments that qualify as capital	111	1,716

Changes in operating items
Changes in Bank and other loans	14,373
Changes in Margin accounts (financial derivatives instruments)	3,853
Changes in Investments in financial instruments	(6,933)
Changes in Debtors under sale and repurchase agreements	(119,693)
Changes in Derivatives (asset)	4,582
Changes in Loan portfolio (net)	351
Changes in Other receivables (net)	(54,067)
Changes in Foreclosed assets	(35)
Changes in Other operating assets (net)	(266)
Changes in Deposits	69,896
Changes in Creditors under sale and repurchase agreements	(22,481)
Changes in Collateral sold or pledged as guarantee	14,817
Changes in Derivatives (liability)	(7,408)
Changes in Other operating liabilities	(1,777)
Change in hedging derivative financial instruments (of hedged items related to operating activities)	5,356
Changes in Employee benefits	(1,970)
Changes in Other payables	79,961
Payments of income taxes	(578)	(22,019)

Net cash from (used in) operating activities		(9,035)

Investing Activies
Proceeds from disposal of property, furniture and fixtures	2
Payments for adquisition of property, plant and equipment	(206)
Payments for adquisition of intangible assets	(448)
Payments for the adquisition of associates, joint ventures and other permanent investments	(33)
Cash dividend receipts	391
Proceeds from disposal of long-lived assets available for sale or for distribution to owners	1,948

Net cash provided by (used in) investing activities		1,654

Financing Activities:

Net cash used in financing activities		0

Net changes in cash and a cash equivalents		(7,381)

Exchange differences in cash and cash equivalents		(2,129)

Cash and a cash equivalents, beginning of the year		93,353
Cash and a cash equivalents		83,843

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 1Q.2023
Banco Santander México	31

FELIPE GARCIA ASCENCIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

XI.Notes to Consolidated Financial Statements

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated statement of financial position by Segments

▪  Consolidated statements of comprehensive income by Segments

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Banco Santander México	32

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Banco Santander México	33

Significant accounting policies

New accounting pronouncement

MFRS issued by the CINIF

The new accounting pronouncements issued by the Mexican Council of Financial Information Standards (CINIF for its acronym in Spanish) that will enter into force on January 1, 2023 are described below. It is considered that these new accounting pronouncements will not have a significant impact on the financial information that presents the Bank.

MFRS A-1 Conceptual Framework of Financial Reporting Standards

In 2018 the IASB published an update to the IFRS Conceptual Framework. Consequently, the CINIF considered it convenient to update the Conceptual Framework of the MFRS to preserve the highest possible convergence with international regulations. Additionally, since the issuance of the MFRS Conceptual Framework in 2005, a large number of particular NIFs have been issued, which also generated the need to update it to ensure that it continues to be functional.

The MFRS Conceptual Framework published in 2005 was made up of a package of eight individual standards; during the process of its update, the CINIF considered it more practical and functional to include it in a single MFRS divided into 9 chapters

MFRS B-14 Earnings per-share

Since the issuance of Bulletin B-14 Earnings per-share in 1997 and the modifications made to said Bulletin, other MFRs have been issued or modified whose concepts must be updated in this NIF. The issuance of this NIF also seeks convergence with International Accounting Standard 33 Earnings per-Share (IAS 33) published by the IASB.

This MFRS does not generate accounting changes in its initial application, since only clarifications were made that facilitate the determination of earnings per-share (UPA). Additionally, the structure of the standard is modified to clarify the determination of the EPS, distinguishing the standards applicable to the attributable profits and the actions to be considered within the calculation of the weighted average of basic and diluted EPS.

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Banco Santander México	34

Improvements to MFRS 2023

MFRS B-11 Disposal of long-lived assets and discontinued operations

MFRS C-11 Shareholders' equity

Long-lived assets held to distribute to the owners, that is, they will be used to pay dividends or capital reimbursements, are valued at the lower of their net book value and their fair value less disposal costs under the terms of the MFRS B-11. Additionally, in the case of dividends and refunds, MFRS C-11 Stockholders' Equity establishes the bases for the recognition of a liability at the time they are decreed, requiring affecting retained earnings; However, it was necessary to specify in MFRS B-11, what the accounting recognition should be in case there is a difference between the liability and the value of said long-lived assets. Therefore, with this improvement, adjustments are made to MFRS B-11 to establish that said difference should also affect retained earnings, to require the disclosure of certain information about these transactions and to include the bases for conclusions the analysis carried out on the aforementioned modifications.

MFRS B-15, Foreign Currency Conversion

MFRS B-15 Foreign Currency Conversion includes a practical solution in the form of an exception whereby financial statements can be issued in a reporting currency that is the same as the recording currency, even when both are different from the functional currency, without carry out the translation to the functional currency. It is explained in the bases for conclusions of MFRS B-15 that the previous exception is allowed for practical reasons so that the financial statements that are used for legal and fiscal purposes can be prepared in a reporting currency that is the same as the recording currency.

The CINIF considered it convenient to make some clarifications to ensure a clear understanding and application of the practical solution.

MFRS B-10 Effects of inflation

Derived from the comments received by the CINIF regarding the fact that the reference in MFRS B-10 Effects of inflation, to the annual average inflation of 8%, has generated confusion to consider that the economic environment is inflationary, when in reality what What must be taken into account is if the accumulated inflation of the three previous annual exercises is equal to or greater than 26%, said reference is eliminated and the paragraphs in which it is mentioned are modified.

The CINIF clarifies that when MFRS B-10 was issued, the mention of 8% was included because it was the annual average to determine the 26% accumulated in three years.

MFRS C-2 Investment in financial instruments

An introductory paragraph is added in order to point out the difference that exists between MFRS C-2 Investment in financial instruments and IFRS 9 Financial Instruments, with respect to the initial valuation of an investment in financial instruments when the fair value is significantly different from the price. of the consideration and said fair value is not based on observable data

MFRS C-3 Accounts Receivable

It is specified in the scope of the standard that it is also applicable to other accounts receivable and references to the concept of commercial accounts receivable are eliminated, a term that is no longer used in this MFRS.

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Banco Santander México	35

Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	March 2023			March 2022			March 2021

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	7,626	6,781,322,904	1.12	5,111	6,781,322,904	0.75	3,279	6,775,594,960	0.48

Treasury stock		5,671,453			5,671,453			11,399,397

Diluted earnings per share	7,626	6,786,994,357	1.12	5,111	6,786,994,357	0.75	3,279	6,786,994,357	0.48

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	7,626	6,786,994,357	1.12	5,111	6,786,994,357	0.75	3,279	6,786,994,357	0.48

Balance outstanding shares as of March 31st, 2023	6,781,322,904

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Banco Santander México	36

Consolidated statement of financial position by Segments
Million pesos
	As of March 31, 2023			As of March 31, 2022
	Retail Banking	Corporate & Investment .Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Cash and cash equivalents	44,398	23,390	16,055	44,903	44,115	9,765
Margin accounts (derivatives financial instruments)	0	2,677	0	0	4,353	0
Investments in financial instruments	0	110,960	357,948	0	118,482	378,436
Debtors under sale and repurchase agreements	0	241,552	0	0	23,614	0
Derivatives financial instruments	0	223,935	11,555	0	187,150	10,620
Valuation adjustment for hedged financial assets	0	0	(22)	0	0	9
Total loan portfolio	701,624	109,030	0	655,359	115,081	0
(+/-) Deferred items	2,561	62	0	1,769	42	0
Allowance for loan losses	(22,705)	(588)	0	(20,785)	(3,845)	0
Loan portfolio (net)	681,480	108,504	0	636,343	111,278	0
Other receivables (net)	0	97,912	17,218	450	96,126	17,744
Foreclosed assets (net)	998	0	0	202	0	0
Long-life assets held for sale or for distribution to owners	0	0	0	0	0	0
Advance payments and other assets (net)	668	515	2,237	794	612	2,659
Property, furniture and fixtures (net)	11,658	1,268	311	10,808	1,231	287
Rights of use assets for property, furniture and equipment (net)	5,608	613	76	5,271	590	138
Long-term investment in shares	0	0	123	0	0	1,577
Deferred income tax assets (net)	0	0	23,150	0	0	17,667
Intangible assets (net)	1,684	1,299	5,638	1,428	1,101	4,780
Goodwill	1,735	0	0	1,735	0	0
Total assets	748,229	812,625	434,289	701,934	588,652	443,682

Liabilities
Deposits	745,922	99,037	56,996	677,390	90,763	18,904
Credit instruments issued	0	3,489	74,342	0	2,242	83,837
Bank and other loans	16,727	1,386	28,290	17,207	0	34,957
Creditors under sale and repurchase agreements	10,252	179,145	0	8,436	174,760	0
Securities lending	0	1	0	0	0	0
Collateral sold or pledged as guarantee	0	130,921	0	0	26,484	0
Derivatives financial instruments	0	223,588	3,864	0	184,026	6,896
Valuation adjustment of financial liabilities hedging	0	0	0	0	0	(17)
Lease liabilities	6,200	660	163	5,852	645	151
Other payables	33,016	159,563	1,752	28,093	159,028	1,254
Subordinated credit notes	0	0	36,032	0	0	39,763
Employee benefits	9,191	0	163	6,877	0	186
Deferred revenues and other advances	275	0	0	432	0	0
Total liabilities	821,583	797,790	201,602	744,287	637,948	185,931
Total stockholders' equity	54,739	17,598	101,831	62,088	22,363	81,651
Total liabilities and stockholders' equity	876,322	815,388	303,433	806,375	660,311	267,582

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Banco Santander México	37

Consolidated statement of comprehensive income by Segments
Million pesos
	3M23			3M22
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Net interest income	17,978	1,763	431	14,702	1,188	526
Provisions for loan losses	(4,577)	65	0	(3,575)	(299)	0
Net interest income after provisions for loan losses	13,401	1,828	431	11,127	889	526
Commission and fee income (net)	4,755	535	0	4,394	485	(3)
Net gain (loss) on financial assets and liabilities	329	815	(490)	290	979	(230)
Other operating expense	(1,107)	(139)	479	(1,528)	(119)	(644)
Administrative and promotional expenses	(9,178)	(1,029)	(145)	(8,249)	(1,021)	(205)
Operating income	8,200	2,010	275	6,034	1,213	(556)

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Banco Santander México	38

Annex 1. Loan portfolio rating

As of March 31st, 2023
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Non-revolving consumer loans	Credit card and other revolving loans	Mortgages	Total

Risk “A”	804,575	1,542	423	2,862	497	5,324
Risk “A-1	732,277	1,210	272	1,539	399	3,420
Risk "A-2"	72,298	332	151	1,323	98	1,904
Risk "B."	88,565	589	1,590	943	175	3,297
Risk "B-1"	49,023	129	860	540	71	1,600
Risk "B-2"	20,347	67	502	209	71	849
Risk "B-3"	19,195	393	228	194	33	848
Risk "C"	27,975	424	500	1,176	1,052	3,152
Risk "C-1"	14,983	323	205	434	203	1,165
Risk "C-2"	12,992	101	295	742	849	1,987
Risk "D"	13,021	921	307	2,010	1,361	4,599
Risk "E"	10,210	2,645	2,041	1,232	746	6,664
Total rated portfolio	944,346	6,121	4,861	8,223	3,831	23,036

Provisions created						23,036
Complementary provisions						257

Total						23,293

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31st, 2023.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, te Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Banco Santander México	39

Annex 2. Financial ratios according to CNBV

Percentages	1Q23	4Q22	1Q22	3M23	3M22

Past due loans ratio	1.96	1.88	2.79	1.96	2.79

Past due loans coverage	146.29	145.82	114.63	146.29	114.63

Operative efficiency	2.16	2.61	2.25	2.16	2.25

ROE	17.92	15.42	12.32	17.92	12.32

ROA	1.59	1.33	1.21	1.59	1.21

Capitalization ratio:
Credit Risk	34.14	30.18	30.83	34.14	30.83
Credit, Market and operational risk	22.06	19.38	20.21	22.06	20.21

Liquidity	79.25	95.70	94.87	79.25	94.87

NIM (Net Interest Margin)	3.94	3.85	3.27	3.94	3.27

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Notes to consolidated financial statements

Notes to financial statements as of March 31st 2023
Million pesos, except for number of shares

1. Investment in securities

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Banco Santander México	40

1. Investments in Financial Instruments
Investments in Financial Instruments are constituted as follows:

Book Value
Negotiable financial instruments:
Bank securities	5,418
Government securities	99,497
Private securities	5,411
Shares	3,488
113,814
.
Financial instruments to collect or sell:
Government securities	286,194
Private securities	235
Shares	640
287,069

Financial instruments to collect principal and interest (securities)(net):
Government securities	65,844
Government securities (special cetes)	2,181
68,025
Total	468,908

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	3,000
Government securities	238,552
Total	241,552

Credit balances
Bank securities	3,953
Government securities	185,190
Private securities	254
Total	189,397
52,155

3. Investment in securities

3. Investment in securities different to government securities

3. Investment in securities different to government securities
At March 31st, 2023 the investments in debt securities with the same issuer (other than government), are less than 5% of of the Institution’s net capital.

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2023, are as follows:
Trading:
Swaps

Interest rate	7,685,450
Cross currency	1,087,801
Equity	450

Futures	Buy	Sell

Interest rate	32	64
Foreign currency	4,601	17,467
Index	757	-

Forward contracts
Foreign currency	466,054	14,605
Equity	3,900	4,403

Options	Long	Short
Interest rate	67,759	95,927
Foreign currency	95,599	97,030
Indexes	585	2,141
Equity	2,775	3,955

Total trading derivatives	9,415,763	235,592

Hedging:
Cash flow
Cross currency swaps	35,929
Foreign Exchange Forwards	37,249

Fair value
Interest rate swaps	125,734
Cross currency swaps	21,098

Total hedging derivatives	220,010

Total derivative financial instruments	9,635,773	235,592

5. Credit Portfolio by Sector
V. Identification of the portfolio by stages of credit risk, as well as by type of credit and by type of currency.
2022
	Stage 1	Stage 2	Stage 3	Total
By loan type:
Commercial, financial and industrial loans	329,296	19,434	5,167	353,897
Public sector loans	88,064	-	-	88,064
Mortgage loans	196,748	9,371	6,252	212,371
Installment loans to individuals	147,947	3,872	4,504	156,323
Revolving consumer credit card loans	62,376	2,073	2,475	66,924
Non-revolving consumer loans	85,571	1,799	2,029	89,399
	762,055	32,677	15,923	810,655

5a. Loan Portfolio Stage 1 and Stage 2
The loan portfolio, by type of loan and currency, as of March 31st, 2023, is constituted as follows:

	Amount
Stage 1	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	259,152	55,865	2,508	456	317,981
Financial entities	10,764	551	-	-	11,315
Government entities	70,647	17,417	-	-	88,064
Commercial loans	340,563	73,833	2,508	456	417,360
Consumer loans	147,947	-	-	-	147,947

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Media and residential	186,003	222	1,412	-	187,637
Of social interest	787	-	-	-	787
Credits acquired from INFONAVIT or FOVISSSTE	8,324	-	-	-	8,324
Mortgage loans	195,114	222	1,412	-	196,748
Total loan portfolio Stage 1	683,624	74,055	3,920	456	762,055

Stage 2	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	17,004	2,329	-	-	19,333
Financial entities	100	-	-	-	100
Commercial loans	17,104	2,329	-	-	19,433
Consumer loans	3,872	-	-	-	3,872
Media and residential	8,728	37	273	-	9,038
Of social interest	34	-	-	-	34
Credits acquired from INFONAVIT or FOVISSSTE	300	-	-	-	300
Mortgage loans	9,062	37	273	-	9,372
Total loan portfolio Stage 2	30,038	2,366	273	-	32,677

6. Loan Portfolio Stage 3
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,416	751	-	5,167
Financial entities	4,416	751	-	5,167
Commercial loans	4,504	-	-	4,504
Consumer loans	5,498	25	118	5,641
Media and residential	6	-	-	6
Of social interest	605	-	-	605
Credits acquired from Infonavit or Fovissste	6,109	25	118	6,252
Mortgage loans	15,029	776	118	15,923
Total loan portfolio Stage 3	4,416	751	-	5,167

The analysis of movements in non-performing loans from December 31st, 2022 to March 31st, 2023, is as follows:

Balance as of December 31st, 2022				15,238

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				8,016

Collections
Cash		(155)
Transfer to performing loan portfolio		(2,776)
Proceeds from foreclosure proceedings		(193)

Write-offs				(4,264)
Adjustment for exchange rate				0

Balance as of March 31st, 2023				15,866

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to March 31st, 2023, is as follows:

Balance as of January 1st, 2023	22,220
Allowance for loan losses	4,512
Write-offs	(4,252)
Foreign exchange result	813

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Banco Santander México	43

Balance as of March 31st 2023	23,293

The table below presents a summary of write-offs by type of product as of March 31st, 2023:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	823	177	1,000	23.5
Mortgage loans	430	20	450	10.6
Credit card loans	1,214	101	1,315	30.9
Consumer loans	1,448	39	1,487	35.0
Total	3,915	337	4,252	100.0

Accumulated 2022
Commercial loans	823	177	1,000	23.5
Mortgage loans	430	20	450	10.6
Credit card loans	1,214	101	1,315	30.9
Consumer loans	1,448	39	1,487	35.0
Total	3,915	337	4,252	100.0

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.2,181 millon correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					2,270

Total securities held to maturity (no reserve)					2,270
Minus-
Reserve for Special CETES					(89)
Total securities held to maturity , net					2,181

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at December 31st, 2022, is as follows:
Issue	Trust	Securitie Number	Due date	Price (MXN)	Amount
B4-270701	423-2	15,292,752	01-jul-27	148	2,270
					2,270

10. Average interest rates paid on deposits
The average interest rates paid on deposits during March 2023, is as follow:
	Pesos	USD
Average balance	468,650	64,432
Interest	4,251	4
Rate	3.63%	0.02%

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Banco Santander México	44

11. Bank and other loans
As of March 31st, 2023, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	13,050	11.19	From 1 to 3 days
Local bank loans	5,047	8.07	To 5 years
Public fiduciary funds	17,678	11.18	To 7 years
Development banking institutions	4,713	11.08	To 13 years
Total	40,488

Loans in foreign currency

Call money	2,703	4.25	From 1 to 3 days
Public fiduciary funds	2,788	4.80	From 1 day to 8 years
Development banking institutions	94	6.28	From 1 to 9 months
Total	5,585

Total loans	46,073
Accrued interests	330
Total bank and other loans	46,403

12. Current and deferred taxes

Current taxes are composed as follows at March 31st, 2023

Income taxes	2,902
Deferred taxes	101	(1)
Total Bank	3,003
Current and-deferred taxes from other subsidiaries	(65)
Total consolidated Bank	2,938

(1) Deferred taxes are composed as follows:

Global provision	(1,095)
Fixed assets and deferred charges	(92)
Net effect from financial instruments	374
Accrued liabilities	666
Others	248
Total Bank	101	(1)
Allowance for loan losses of subsidiaries, net	0
Others, subsidiaries	(103)
Total deferred tax, consolidated Bank	(2)

As of March 31st, 2023, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	12,896
Other	10,253
Total deferred income tax (net)	23,149
Deferred taxes registered in balance sheet accounts	23,149
Deferred taxes registered in memorandum accounts	0

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13. Employee profit sharing
As of March 31st, 2023, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,319
Fixed assets and deferred charges	334
Accrued liabilities	160
Capital losses carryforward	218
Commissions and interests early collected	75
Foreclosed assets	32
Labor obligations	95
Derivative financial transactions of exchange rate	136
Net effect from financial instruments	212
Deferred EPS asset:	2,581

Deferred EPS liability:

Advance payments	(129)
Deferred EPS liability	(129)

Less - Reserve	-
Deferred EPS asset (net)	2,452

14. Capitalization Ratio

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	112,037
3	Other elements of other comprehensive income (and other reserves)	27,384
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	174,123
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	8,606
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	N/A
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	11

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19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,583
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	4,311
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	517
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	3,351
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	443
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	24,740
29	Level 1 Common Capital (CET1)	149,383
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	12,614
31	of which: Qualify as capital under the applicable accounting criteria	12,614
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	N/A
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	N/A
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	12,614
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

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40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	12,614
45	Level 1 capital (T1 = CET1 + AT1)	161,997
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	23,418
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	N/A
49	of which: instruments issued by subsidiaries subject to gradual elimination	N/A
50	Reserves	1,101
51	Level 2 capital before regulation adjustments	24,519
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	24,519
59	Total stock (TC = T1 + T2)	186,516
60	Total Risk Weighted Assets	845,566
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	0
62	Level 1 Stock (as percentage of assets weighted by total risks)	0
63	Total capital (as percentage of assets weighted by total risks)	0
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	0
65	of which: Buffer of capital preservation	0
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	0
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	0
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)

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71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	20,981
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.

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10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

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19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

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N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.

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50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.

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78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,995,738
BG1	Funds Available	83,843
BG2	Margin accounts	577
BG3	Investment in securities	468,815
BG4	Debtors under sale and repurchase agreements	241,552
BG5	Securities loans)	0
BG6	Derivatives	235,489
BG7	Valuation adjustment for hedged financial assets	(22)
BG8	Total loan portfolio	789,975
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	114,946
BG11	Foreclosed assets (net	998
BG12	Property, furniture and fixtures (net)	18,466
BG13	Long-term investment in shares	4,255
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	23,112
BG16	Other assets (net)	13,733
	Liabilities	1,821,606
BG17	Deposits	981,708
BG18	Bank and other loans	46,403
BG19	Creditors under sale and repurchase agreements	189,397
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	130,920
BG22	Derivatives	227,452
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	200,080
BG26	Subordinated debentures outstanding	36,032
BG27	Deferred income taxes (net)	9,338
BG28	Deferred revenues and other advances	275
	Shareholders' Equity	174,132
BG29	Paid-in capital	34,702
BG30	Other capital	139,430
	Memorandum accounts	4,609,865

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BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	140
BG33	Credit commitments	314,305
BG34	Assets in trust or mandate	195,210
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,755,162
BG37	Collateral received by the entity	269,617
BG38	Collateral received and sold or pledged as guarantee	105,437
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	725
BG41	Other accounts	1,969,269

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 13,733 Minus: deferred charges and advance payments 3,351; intangibles 8,606; advance payments that are computed as risk assets 1,506; plus other assets are computed as risk assets 1,475
2	Intangible assets	9	8,606	BG16= 13,733 Minus: deferred charges and advance payments 3,351; intangibles 1,735; advance payments that are computed as risk assets 1,516; plus other assets that are computed as risk assets 1,475
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0

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6	Investment in own-equity securities	16	0	BG3= 468,815 Minus: Reciprocal investments in common capital of financial entities 11; Investments in securities computed as risk assets 468,804
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	11	BG3= 468,815 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 468,804
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,583	BG15= 25,564 Minus: Amount computed as risk asset 20,981
13	Reserves recognized as complementary capital	50	1,101	BG8= Total loan portfolio 789,975
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 4,255 Minus: Investments in subsidiaries 517; Investments in clearing houses 443; Investments in associated companies 110; Other investments that are computed as risk assets 3,184
16	Investments in associated companies	26 - E	517	BG13= 4,255 Minus: Investments in clearing houses 443; Investments in associated companies 110; Other investments that are computed as risk assets 3,184
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0

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20	Deferred charges and advance payments	26 - J	3,351	BG16= 13,733 Minus: intangible assets 10,342; others assets that are computed as risk assets 1,516; plus other assets are computed as risk assets 1,475
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	443	BG13= 4,255 Minus: Investments in subsidiaries 517; Investments in associated companies 110; other investments that are computed as risk assets 3,184
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	112,037	BG30= 139,430 Minus: other items of earned capital 27,384, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	27,384	BG30= 139,430 Minus: Retained earnings 112,037 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	12,614	BG26= 36,032 More: Subordinated debt instruments non-convertible 23,418

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39	Paid-in capital that meets with Exhibit 1-S	46	23,418	BG26= 36,032 More: Subordinated debt instruments convertible 12,614
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

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14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.

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47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	130,627	10,450
Transactions with debt instruments in national currency with surtax and reviewable rate	3,441	275
Transactions in national currency with real rate or denominated in UDIs	15,391	1,231
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	2,088	167
Positions in UDIs or with yield referred to INPC	262	21
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	77	6
Transactions in foreign currency with nominal rate	35,106	2,808
Positions in foreign currency or with yield indexed to the exchange rate	4,698	376
Positions in shares or with yield indexed to the price of one share or set of shares	6,029	482
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	211	17
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	31,609	2,529
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	13,698	1,096
Group III (weighted at 23%)	349	28
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	1	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	15,395	1,232

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Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	6,564	525
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	9,610	769
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	1	0
Group VI (weighted at 20%)	2,839	227
Group VI (weighted at 25%)	2,205	176
Group VI (weighted at 30%)	8,970	718
Group VI (weighted at 40%)	4,310	345
Group VI (weighted at 50%)	50,374	4,030
Group VI (weighted at 75%)	77,424	6,194
Group VI (weighted at 100%)	82,871	6,630
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	3,253	260
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	253	20
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 75%)	13,001	1,040
Group VII-A (weighted at 85%)	819	66
Group VII-A (weighted at 100%)	103,884	8,311
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	0	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	697	56
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	9,357	749
Group VII-B (weighted at 100%)	37,047	2,964
Group VII-B (weighted at 115%)	3	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	3,952	316
Group VIII (weighted at 150%)	953	76
Group IX (weighted at 100%)	7,636	611
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	661	53
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	34,009	2,721
Credit Valuation Adjustment on Derivative Operations	20,011	1,601
Re-securitization with Risk Degree 1 (weighted at 20%)	4,420	354

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Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	101,461	8,117

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A

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33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A

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35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$23,426,130,000
9	Instrument's Face Value		$23,426,130,000 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.

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15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.

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31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: USP1507SAJ61 CUSIP: P1507S AJ6
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$12,614,070,000

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9	Instrument's Face Value	$12,614,070,000 (USD $700,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as liabilitie, coupons are paid from prior years' retained earnings (capital) account.
11	Issuance Date	September 15, 2021.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	September 15, 2026.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	4.625%
19	Dividend Stopper Clause	Yes
20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.

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24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.13.33 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.13.33 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).

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29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Mar-23
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,518,697
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(24,740)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,493,957
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	5,502
5	Add-on amounts for PFE associated with all derivatives transactions	43,231
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(577)
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0

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11	Total derivative exposures (sum of lines 4 to 10)	48,157
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	241,552
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(107,468)
14	CCR exposure for SFT assets	30,749
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	164,834
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	314,305
18	(Adjustments for conversion to credit equivalent amounts)	(222,527)
19	Off-balance sheet items (sum of lines 17 and 18)	91,779
Capital and total exposures
20	Tier 1 capital	161,997
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,798,726
Leverage ratio
22	Basel III leverage ratio	9.01%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Mar-23
1	Total consolidated assets as per published financial statements	1,995,738
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(24,740)
4	Adjustments for derivative financial instruments	(187,333)
5	Adjustment for securities financing transactions	(76,719)
6	Adjustment for off-balance sheet items	91,779
7	Other adjustments	0
	Leverage ratio exposure	1,798,726

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Mar-23
1	Total consolidated assets as per published financial statements	1,995,738
2	operative derivative financial instruments	(235,489)
3	operative securities financing transactions	(241,552)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0

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On-balance exposure	1,518,697
Table IV.1
Variation of the elements
	Dec-22	Mar-23
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	117,004	161,997	38
Adjusted assets	1,640,404	1,798,726	10
Leverage ratio	7.13%	9.01%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of March 31st, 2023, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.50,014 representing the 42.75% of the basic capital of the Bank.

- There is one financing greater than 10% of the basic capital of the Bank, with an amount of Ps.31,764, representing 27.15% of the basic capital

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

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18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)

In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity and capital ratios, regulatory matching, capacity of the payment systems, among others.

b)

Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)

Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)

Sound market practices.

e)

Strategies proposed in the banks internal committees.

f)

Compliance with the operation policies and procedures of the institution.

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows

CEO and General Direction

The following functions report to the President and CEO:

▪	General Management

•	Deputy General Legal Director

•	Deputy General Director of Risks

•	Deputy General Director Corporate & Investment Banking

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•	Deputy General Director of Strategy, Public Affairs and Chief of Staff of the Executive Presidency

•	Deputy General Management Business Strategy

•	Executive Management Chief Audit Executive

•	Executive Director Chief Information Security Officer

•	Director of Chief of Staff North America

•	Coordination and Monitoring Department

▪	Vice President of Commercial Network and EIB:

•	Deputy General Director Digital and Innovation

•	Deputy General Management Commercial Network

•	SME Executive Directorate

•	High Income Executive Directorate

•	Executive Management Large Companies and Institutions

•	EI Commercial Strategy Executive Director

•	Executive Director of Financial Solutions

•	Business Executive Management

•	Head Wealth Management and Insurance

•	Head Companies

▪	Vice President of Administration and Finance:

•	Deputy General Director Intervention and Management Control

•	Deputy General Director Corporate Resources and Recoveries

•	Deputy General Directorate of Technology

•	Deputy General Management Operations and Processes

•	Deputy General Management Chief Financial Officer

•	Human Resources Executive Director

•	Executive Management Strategy

•	ONE-T Transformation Executive Director

•	Executive Director of Corporate Development

•	Executive Directorate of Prevention and Security

•	Executive Director of Financial Inclusion

*Organizational structure effective as of September 30th, 2022. For the recent organizational changes announced, please refer the V. Relevant Events section of this report.

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

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▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

21. Transactions with related parties

Receivable
Cash and cash equivalents	5,251
Debtors under sale and repurchase agreements	1,171
Derivatives (asset)	103,660
Loan portfolio with credit risk stage 1	4,866
Other receivables, (net)	5,391
Intangible assets	968

Payable
Time deposits	5,460
Demand deposits	3,008
Credit instruments issued	247
Creditors under sale and repurchase agreements	3,514
Derivatives (liability)	91,991
Other payables	13,833
Creditors from settlement of transactions	2,068
Subordinated debentures	30,184

Revenues
Interest	4
Premium on sale and repurchase agreements	13
Others	153

Net Commissions	1,722
Net gain (loss) on financial assets and liabilities	(1,121)

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Expenses
Interest	611
Administrative expenses	357
Technical assistance	913

22. Interests on loan portfolio
As of March 31st, 2023, the consolidated income statement includes, in the item "Interest income", Ps.28,006 million that correspond to interests from the loan portfolio of Banco Santander México, S.A.

23. Integral Risk Management

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and

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with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2023 amounted to:

Bank
	VaR (Thousand of Mexican pesos)%
Trading Desks	32,623.92	0.02%
Market Making	58,321.85	0.03%
Propietary Trading	18,286.68	0.01%

Risk factor
Interest rate	35,915.87	0.02%
Foreign exchange	16,472.02	0.01%
Equity	1,743.14	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2023 (based on month-end amounts) amounted to:

Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	34,621.92	0.02%
Market Making	41,086.82	0.02%
Propietary Trading	16,329.37	0.01%

Risk factor
Interest rate	36,427.83	0.02%
Foreign exchange	13,177.49	0.01%
Equity	2,484.01	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The

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analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jan-23	Feb-23	Mar-23	Average	Jan-23	Feb-23	Mar-23	Average
Balance MXN GAP	13%	11%	23%	15%	64%	74%	56%	64%
Scenario	(100bp)	(100bp)	(100bp)	N/A	+100bp	+100bp	+100bp	N/A
Balance USD GAP	26%	22%	24%	24%	47%	41%	44%	45%
Scenario	(100bp)	(100bp)	(100bp)	N/A	(100bp)	(100bp)	(100bp)	N/A

*The worst between the +100 bps and -100 bps is considered.

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2023:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100bp)	(569)	(1,231)	662	+100bp	(2,414)	2,675	(5,089)
Balance USD GAP	(100bp)	(866)	29	(895)	(100bp)	(2,989)	(1,343)	(1,646)

*The worst between the +100 bps and -100 bps is considered.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	445,782	(88,423)	(4,579)	(93,017)	33,070	32,815	38,724	64,393	575,447	(112,649)
Non Derivative	433,536	(88,423)	(5,393)	(93,007)	31,417	32,507	36,610	63,797	572,949	(116,920)
Derivatives	12,246	0	815	(10)	1,654	308	2,114	597	2,498	4,271

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises). .

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

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Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is iven in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Credit Risk Exposure Advanced Management (CREAM), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

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For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 1Q of 2023:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-23	Feb-23	Mar-23	Average
Sovereign Risk, Development Banking and Financial Institutions	1,360	1,200	1,424	1,328
Corporates	588	554	584	576
Project Finance	149	129	166	148
Companies	226	183	223	211

Mart to Market
Millions of U.S. Dollars
Segment	Jan-23	Feb-23	Mar-23	Average
Sovereign Risk, Development Banking and Financial Institutions	537	814	969	773
Corporates	(89)	(46)	(23)	(53)
Project Finance	(65)	(104)	(68)	(79)
Companies	(147)	(213)	(153)	(171

Weighted Rating
Segment	Jan-23	Feb-23	Mar-23	Average
Sovereign Risk, Development Banking and Financial Institutions	6.9	7.0	7.0	6.9
Corporates	6.7	6.8	6.8	6.8
Project Finance	5.6	5.6	5.6	5.6
Companies	4.8	5.6	5.6	5.3

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 1Q of 2023:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-23	Feb-23	Mar-23	Average
Sovereign Risk, Development Banking and Financial Institutions	23,978	24,278	23,055	23,771
Corporates	12	13	13	13
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 1Q of 2023, which corresponds to derivative transactions, is distributed depending on the type of derivative:

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Gross REC distribution

Type of Derivative	End of 1Q of 2023
Interest Rate Derivatives	48.79%
Exchange Rate Derivatives	50.91%
Bonds Derivatives	0.00%
Equity Derivatives	0.30%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2023, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Jan-23	Feb-23	Mar-23	Average
Sovereign Risk, Development Banking and Financial Institutions	4.10	3.24	1.62	2.99
Corporates	3.95	5.24	6.31	5.17
Project Finance	1.56	1.55	1.32	1.48
Companies	2.78	2.56	6.45	3.93

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 1Q of 2023:

Collateral received for derivatives
Percentage
Cash	79.08%
Debt issued by the Mexican Government	4.14%
Debt issued by Sovereigns other than the Mexico	16.78%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d)

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communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the first quarter of 2023, the monthly average Operational Risk loss reported by Banco Santander México is 39.3 million pesos. This amount represents a increase of 32% compared to the same period in 2022.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

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Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

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a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter quarter of 2016, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the first quarter of 2023, the number or expired derivative financial instruments and closed positions was as follows:

Summary of Derivative Financial Instruments
Million Pesos as of March 31st, 2023

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	480,659	3,645	1,792
Forwards	Equity	Trading	8,303	6	0

Futures	Foreign Currency	Trading	22,068	0	0
Futures	Market Index	Trading	757	0	0

Options	Equity	Trading	9,097	(1,775)	(1,579)
Options	Foreign Currency	Trading	192,630	(265)	32
Options	Market Index	Trading	360	22	7
Options	Interest Rate	Trading	163,687	(599)	(644)

Swaps	Cross Currency	Trading	1,087,801	4,312	4,110
Swaps	Interest Rate	Trading	7,685,450	(4,527)	(5,718)
Swaps	Equity	Trading	450	(472)	(479)

Forwards	Foreingn Currency	Hedging	37,249	3,010	4,130

Swaps	Cross Currency	Hedging	57,028	1,139	(1,035)
Swaps	Interest Rate	Hedging	125,734	3,542	2,572

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Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2023, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2023, the number or expired derivative financial instruments and closed positions was as follows:

Description	Maturities	Closed Positions
CAPS AND FLOORS	1,183	12
EQUITY FORWARD	0	0
OTC EQ	47	13
OTC FX	2,136	510
SWAPTIONS	0	0
FX FORWARD	30,864	91
IRS	0	130
CCS	0	103
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2023, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

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The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2023:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	1.04	0.64

Vega Risk factor
	EQ	FX	IR
Total	0.54	8.19	(0.18)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	-	(6.34)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2023:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(17)
Remote scenario	1,260
Possible scenario	90

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24. Disclosure of the Liquidity Coverage Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the first quarter of 2023, the weighted average CCL for the Bank is 212.24%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation		Consolidated Calculation
Million pesos		Amount unweighted (average)	Weighted amount (average)	Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	305,324	Not applicable	305,324
Cash Outflows
2	Unsecured retail financing	320,819	18,332	320,819	18,332
3	Stable funding	275,005	13,750	275,005	13,750
4	Less stable funding	45,815	4,581	45,815	4,581
5	Unsecured wholesale funding	457,106	174,493	457,106	174,493
6	Operational deposits	245,910	57,386	245,910	57,386
7	Non-operational deposits	166,478	72,389	166,478	72,389
8	Unsecured debt	44,718	44,718	44,718	44,718
9	Secured wholesale funding	Not applicable	364	Not applicable	364
10	Additional requirements:	246,314	28,750	247,432	28,785
11	Outflows related to derivatives exposures and other collateral requirements	39,254	17,255	39,254	17,255
12	Outflows related to loss of funding on debt products	0	0	0	0
13	Credit and liquidity facilities	207,059	11,496	208,178	11,530
14	Other contractual funding obligations	100,221	526	100,221	526
15	Other contingent funding obligations	11,746	11,746	11,746	11,746
16	Total Cash Out	Not applicable	234,211	Not applicable	234,245
Cash Inflows
17	Cash inflows secured transactions	153,292	1,890	153,292	1,890
18	Cash inflows from operations unsecured	116,239	83,128	115,753	82,513
19	Other cash inflows	5,618	5,618	5,618	5,618

Earnings Release | 1Q.2023
Banco Santander México	86

20	Total Cash Inflows	275,149	90,636	274,663	90,021
Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	305,324	Not applicable	305,324
22	Total Net Cash Out	Not applicable	143,575	Not applicable	144,224
23	Liquidity Coverage Ratio	Not applicable	214.31%	Not applicable	212.24%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a) Natural days contemplated in the quarterly report.

•   90 days.

b) Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components.

•   During the first quarter, there is a considerable increase in the ratio due to an improvement in deposits, highlighting the retail part.

c) Changes of major components within the quarter report.

•   During the first quarter, there is a considerable increase in the ratio due to an improvement in deposits, highlighting the retail part.

d) Evolution of the composition of the Eligible and Computable Liquid Assets.

•   The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e) Concentration of funding sources.

•   The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•   In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)  Exposures in financial derivative instruments and possible margin calls.

•   Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g) Currency mismatch.

•   Performed analyses don’t show any significant vulnerability in Currency mismatch.

h) Description of the level of centralization of liquidity management and interaction between the units of the group.

•   Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•   The liquidity management of all Bank subsidiaries is centralized.

i)  Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•   The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

j)  The Coefficient impact of the incorporation of the Entities Subject to Consolidation, as well as the outflows derived from financial support for entities and societies that are part of the same financial group, consortium or business group that, in accordance with the Policies and Criteria, the institution's board of directors has authorized to grant.

•   The CCL does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Earnings Release | 1Q.2023
Banco Santander México	87

Additional notes for the previous quarter

I.Quantitative information:

a) The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b) Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q22, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/12/2022	Term	Amount
Million pesos		Ps.
Consolidated	90 days	244,057
Local Currency	90 days	67,152
Foreign Currency	30 days	153,188

c)   Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 30, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1	1-3 months	3-6 months	6-12 months	1-3	3-5 years	>5	Not
		month				years		years	Sensitive

Money Market	123,537	40,451	0	0	0	0	0	0	83,087
Loans	1,166,348	77,594	119,133	99,380	140,797	311,853	146,043	233,996	37,551
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	4,287	0	0	0	0	0	0	0	4,287
Securities	606,595	10,347	69,040	1,550	16,256	137,928	149,530	42,434	179,511
Permanent	12,802	0	0	0	0	0	0	0	12,802
Other Balance Sheet Assets	2,830,731	0	0	0	0	0	0	0	2,830,731
Total Balance Sheet Assets	4,744,300	128,391	188,173	100,929	157,053	449,782	295,573	276,429	3,147,969
Money Market	(224,747)	(126,156)	(10)	0	0	0	0	0	(98,581)
Deposits	(852,726)	(255,400)	(38,223)	(41,931)	(24,700)	(69,164)	(53,900)	(369,408)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(234,698)	(7,557)	(16,327)	(27,461)	(44,947)	(59,249)	(38,701)	(11,091)	(29,365)
Equity	(168,195)	0	0	0	0	0	0	0	(168,195)
Other Balance Sheet Liabilities	(2,795,844)	0	0	0	0	0	0	0	(2,795,844)
Total Balance Sheet Liabilities	(4,276,211)	(389,114)	(54,560)	(69,392)	(69,646)	(128,413)	(92,601)	(380,499)	(3,091,985)

Earnings Release | 1Q.2023
Banco Santander México	88

Total Balance Sheet Gap	468,089	(260,723)	133,612	31,538	87,407	321,368	202,973	(104,069)	55,983
Total Off-Balance Sheet Gap	(36,413)	(20,129)	(987)	2,642	2,943	4,516	224	3,639	(29,262)
Total Structural Gap		(269,968)	131,969	32,981	89,028	325,418	203,197	(100,430)	19,483
Accumulated Gap		(490,043)	(137,999)	(105,018)	(62,348)	309,427	512,624	412,194	431,677

II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

Earnings Release | 1Q.2023
Banco Santander México	89

24a. Disclosure of the Net Stable Funding Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the first quarter of 2023, the CFEN for the Bank is 117.30%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation					Consolidated Calculation
Million pesos		Unweighted Amount by residual term				Weighted Amount	Unweighted Amount by residual term				Weighted Amount
		Without maturity	< 6 months	From 6 months to < 1 year	>1 year		Without maturity	< 6 months	From 6 months to < 1 year	>1 year
ELEMENTS AMOUNT OF STABLE FINANCING AVAILABLE
1	Capital	183,650	-	-	-	183,650	183,650	-	-	-	183,650
2	Fundamental Capital and non-fundamental basic Capital.	183,650	-	-	-	183,650	183,650	-	-	-	183,650
3	Other Capital instruments.	-	-	-	-	-	-	-	-	-	-
4	Retail Deposits	-	393,849	5,898	127	376,482	-	393,849	5,898	127	376,482
5	Stable Deposits.	-	327,448	4,209	81	315,155	-	327,448	4,209	81	315,155
6	Less Stable Deposits.	-	66,401	1,690	46	61,328	-	66,401	1,690	46	61,328
7	Wholesale Financing	-	818,382	19,089	82,589	338,587	-	818,382	19,089	82,589	338,587
8	Operational Deposits.	-	8,693	-	-	4,346	-	8,693	-	-	4,346
9	Other Wholesale Financing.	-	809,689	19,089	82,589	334,241	-	809,689	19,089	82,589	334,241
10	Interdependent Liabilities	-	-	-	-	-	-	-	-	-	-
11	Other Liabilities	-	113,949			24,263	-	113,949			24,263
12	Derivative Liabilities for purposes of the Net Stable Funding Ratio	Not applicable	-			Not applicable	Not applicable	-			Not applicable
13	All Liabilities and own resources not included in the previous categories.	-	89,686	-	24,263	24,263	-	89,686	-	24,263	24,263
14	Total Amount of Stable Financing Available	Not applicable	Not applicable	Not applicable	Not applicable	922,982	Not applicable	Not applicable	Not applicable	Not applicable	922,982
ELEMENTS AMOUNT OF STABLE FINANCING REQUIRED
15	Total eligible Liquid Assets for purposes of the Net Stable Funding Ratio.	Not applicable	Not applicable	Not applicable	Not applicable	27,270	Not applicable	Not applicable	Not applicable	Not applicable	27,270
16	Deposits in other Financial Institutions for Operational purposes.	-	248	-	-	124	-	248	-	-	124
17	Current Loans and Securities	4,587	427,696	115,608	492,823	592,953	4,587	427,709	115,609	492,823	593,125

Earnings Release | 1Q.2023
Banco Santander México	90

18	Guaranteed financing granted to Financial Entities with Liquid Assets eligible for Level I.	-	198,059	13,083	-	26,347	-	198,059	13,083	-	26,347
19	Guaranteed financing granted to Financial Entities with eligible liquid assets other than level I.	-	7,766	1,751	3,596	5,637	-	7,296	1,751	3,596	5,566
20	Guaranteed financing granted to Counterparties other than Financial Entities, which	-	214,267	86,795	277,983	376,264	-	214,750	86,796	277,983	376,506
21	They have a Credit Risk weight of less than or equal to 35% according to the Basel II Standard Method for Credit Risk.	-	39,723	9,969	52,762	59,142	-	39,723	9,969	52,762	59,142
22	Mortgage Loans (current), of which	-	7,605	5,892	189,907	158,627	-	7,605	5,892	189,907	158,627
23	They have a Credit Risk weight of less than or equal to 35% according to the Standard Method established in the Provisions.	-	1,475	1,124	47,711	32,312	-	1,475	1,124	47,711	32,312
24	Debt securities and shares other than Eligible Liquid Assets (that are not in default).	4,587	-	8,088	21,337	26,079	4,587	-	8,088	21,337	26,079
25	Interdependent Assets.	-	-	-	-	-	-	-	-	-	-
26	Other Assets	115,751	200,868			151,155	115,751	200,874			151,161
27	Physically traded basic raw materials (Commodities), including Gold.	-	Not applicable	Not applicable	Not applicable	-	-	Not applicable	Not applicable	Not applicable	-
28	Initial margin granted in transactions with derivative financial instruments and contributions to the loss absorption fund of central counterparties	Not applicable	4,314			3,667	Not applicable	4,314			3,667
29	Derivative Assets for purposes of the Net Stable Funding Ratio.	Not applicable	-			-	Not applicable	-			-
30	Derivative Liabilities for Net Stable Funding Ratio purposes before deduction for initial margin variation	Not applicable	-			1,852	Not applicable	-			1,852
31	All assets and operations not included in the previous categories.	115,751	147,607	2,141	46,806	145,637	115,751	147,613	2,141	46,806	145,643
32	Off-balance sheet transactions.	Not applicable	309,418			15,471	Not applicable	308,989			15,449
33	Total Amount of Stable Financing Required.	Not applicable	Not applicable	Not applicable	Not applicable	786,973	Not applicable	Not applicable	Not applicable	Not applicable	787,129
34	Net Stable Funding Ratio (%).	Not applicable	Not applicable	Not applicable	Not applicable	117.32%	Not applicable	Not applicable	Not applicable	Not applicable	117.30%

Earnings Release | 1Q.2023
Banco Santander México	91

The presented numbers are subject to review and therefore they might suffer changes.

It should be noted that the previous quarter a reprocessing of information was carried out, placing the disclosure ratios at the following levels: Individual 122.74% and Consolidated 110.29%.

Notes related to the Net Stable Funding Ratio

a)   Main causes of the results of the Net Stable Funding Ratio and the evolution of its main components;

•	During the first quarter, there is an increase in the ratio due to an improvement in deposits, highlighting the retail part.

b)   Changes of major components within the quarter report.

•	During the first quarter, there is an increase in the ratio due to an improvement in deposits, highlighting the retail part.

c)   Evolution of the composition of Amount of Stable Financing Available and Amount of Stable Financing Required.

•	Available Stable Financing increases hand in hand with retail deposits which compute to 90%.

d)   The Net Stable Funding Ratio impact of the incorporation of the Entities Subject to Consolidation.

•	The Net Stable Funding Ratio does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Earnings Release | 1Q.2023
Banco Santander México	92

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E

i)	Eurostoxx 50

Description

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ABI BB Equity	Anheuser-Busch InBev SA/NV
ASML NA Equity	ASML Holding NV	ADYEN NA Equity	Adyen NV
SAN SQ Equity	Banco Santander SA	SAN FP Equity	Sanofi

Earnings Release | 1Q.2023
Banco Santander México	93

PHIA NA Equity	Koninklijke Philips NV	ENEL IM Equity	Enel SpA
TTE FP Equity	TotalEnergies SE	SU FP Equity	Schneider Electric SE
AI FP Equity	Air Liquide SA	ALV GY Equity	Allianz SE
CS FP Equity	AXA SA	AIR FP Equity	Airbus SE
BNP FP Equity	BNP Paribas SA	BAYN GY Equity	Bayer AG
BN FP Equity	Danone SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
SAF FP Equity	Safran SA	VOW3 GY Equity	Volkswagen AG
AD NA Equity	Koninklijke Ahold Delhaize NV	MUV2 GY Equity	Munich Re
IBE SQ Equity	Iberdrola SA	SAP GY Equity	SAP SE
RMS FP Equity	Hermes International	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
STLA IM Equity	Stellantis NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
PRX NA Equity	Prosus NV	MBG GY Equity	Mercedes-Benz Group AG
ITX SQ Equity	Industria de Diseno Textil SA	IFX GY Equity	Infineon Technologies AG
KNEBV FH Equity	Kone Oyj	DB1 GY Equity	Deutsche Boerse AG
FLTR ID Equity	Flutter Entertainment PLC	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	2,937.36	3,592.18	491,226,395.81
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
2021	3,481.44	4,401.49	326,130,347.13
1st Sem. 2020	2,385.82	3,865.18	629,402,342.08
2nd Sem. 2020	2,958.21	3,581.37	409,681,186.58
1st Sem. 2021	3,481.44	4,158.14	338,311,281.07
2nd Sem. 2021	3,928.53	4,401.49	314,148,015.38
1st Sem. 2022	3,427.91	4,392.15	423,421,325.35
October 2022	3,318.20	3,617.54	348,872,258.13
noviembre 2022	3,593.18	3,964.72	361,790,370.03

Earnings Release | 1Q.2023
Banco Santander México	94

December 2022	3,793.62	3,986.83	300,849,943.87
January 2023	3,793.62	4,178.01	311,437,052.35
February 2023	4,171.44	4,297.24	392,672,174.25
March 2023	4,034.92	4,313.78	518,119,480.73

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SXE406R DC069

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 0.00
189.76	5.00	Ps. 5.00
379.51	10.00	Ps. 10.00
569.27	15.00	Ps. 15.00
759.03	20.00	Ps. 20.00
948.78	25.00	Ps. 25.00
1,138.54	30.00	Ps. 30.00
1,328.30	35.00	Ps. 35.00
1,518.05	40.00	Ps. 40.00
1,707.81	45.00	Ps. 45.00
1,897.57	50.00	Ps. 50.00

Earnings Release | 1Q.2023
Banco Santander México	95

2,087.32	55.00	Ps. 55.00
2,277.08	60.00	Ps. 60.00
2,466.83	65.00	Ps. 65.00
2,656.59	70.00	Ps. 70.00
2,846.35	75.00	Ps. 75.00
3,036.10	80.00	Ps. 80.00
3,225.86	85.00	Ps. 85.00
3,415.62	90.00	Ps. 90.00
3,529.47	93.00	Ps. 93.00
3,605.37	95.00	Ps. 95.00
3,795.13	100.00	Ps. 141.50
3,833.08	101.00	Ps. 141.50
3,908.98	103.00	Ps. 141.50
4,098.74	108.00	Ps. 141.50
4,174.64	110.00	Ps. 141.50
4,364.40	115.00	Ps. 141.50
4,554.16	120.00	Ps. 141.50
4,933.67	130.00	Ps. 141.50
5,085.47	134.00	Ps. 141.50
5,275.23	139.00	Ps. 141.50
5,464.99	144.00	Ps. 141.50
5,654.74	149.00	Ps. 141.50
5,844.50	154.00	Ps. 141.50
6,034.26	159.00	Ps. 141.50

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
ADOBE INC.	ADBE*
ADVANCED MICRO DEVICES INC.	AMD*
AMAZON. COM INC	AMZN*
ALIBABA GROUP HOLDING LIMITED	BABA N
CITIGROUP INC.	C*
FORTINET, INC.	FTNT*

Earnings Release | 1Q.2023
Banco Santander México	96

ISHARES CHINA LARGE-CAP ETF	FXI*
ALPHABET INC.	GOOGL*
ISHARES BIOTECHNOLOGY ETF	IBB*
JOHNSON & JOHNSON	JNJ*
META PLATFORMS, INC.	META*
NVIDIA CORPORATION	NVDA*
PAYPAL HOLDINGS, INC.	PYPL*
QUALCOMM INC.	QCOM*
INVESCO QQQ TRUST	QQQ*
SHOPIFY INC.	SHOP*
ISHARES SEMICONDUCTOR ETF	SOXX*
SPDR S&P 500 ETF TRUST	SPY*
TESLA, INC.	TSLA*
ENERGY SELECT SECTOR SPDR	XLE*
FINALCIAL SELECT SECTOR SPDR	XLF*
TECHNOLOGY SELECT SECTOR SPDR	XLK*

(i)	ADOBE Inc. (ADBE *)

Stock Market where it is quoted

NASDAQ

Description:

Adobe Inc. develops, commercialize, and supports software products and technologies. Its products allow users express and use information in all print and electronic media. Offers a line of software application products, font products, and content to create, distribute, and manage information.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	205.16	275.49	3,446,997.00
2019	215.70	331.20	2,691,140.37
2020	285.00	533.80	3,108,084.07
2021	421.20	688.37	2,396,435.33
1st Sem. 2020	285.00	440.55	3,480,350.00

Earnings Release | 1Q.2023
Banco Santander México	97

2nd Sem. 2020	426.29	533.80	2,739,864.50
1st Sem. 2021	421.20	590.75	2,517,236.67
2nd Sem. 2021	549.77	688.37	2,277,603.59
1st Sem. 2022	360.79	567.06	3,687,528.85
October 2022	275.20	325.68	3,839,597.84
noviembre 2022	285.75	345.96	3,398,928.53
December 2022	326.68	344.11	3,388,343.90
January 2023	328.44	370.71	2,453,605.10
February 2023	320.54	392.23	3,299,941.29
March 2023	323.38	381.90	3,832,037.73

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

ADB310L DC015

Market price	Observed price	Observation dates 1 to 5	Excercise dates 1 to 5	Exercise date 6
-	0.00	$ -	$ -	Ps. 50.00
23.00	5.00	$ -	$ -	Ps. 50.00
46.01	10.00	$ -	$ -	Ps. 50.00
69.01	15.00	$ -	$ -	Ps. 50.00
92.01	20.00	$ -	$ -	Ps. 50.00
115.02	25.00	$ -	$ -	Ps. 50.00
138.02	30.00	$ -	$ -	Ps. 50.00
161.02	35.00	$ -	$ -	Ps. 50.00
184.02	40.00	$ -	$ -	Ps. 50.00
207.03	45.00	$ -	$ -	Ps. 50.00
230.03	50.00	$ -	$ -	Ps. 50.00
253.03	55.00	$ -	$ -	Ps. 55.00

Earnings Release | 1Q.2023
Banco Santander México	98

276.04	60.00	$ -	$ -	Ps. 60.00
299.04	65.00	$ -	$ -	Ps. 65.00
322.04	70.00	$ -	$ -	Ps. 100.00
345.05	75.00	$ -	$ -	Ps. 100.00
368.05	80.00	Ps. 3.30	$ -	Ps. 103.30
391.05	85.00	Ps. 3.30	$ -	Ps. 103.30
414.05	90.00	Ps. 3.30	$ -	Ps. 103.30
437.06	95.00	Ps. 3.30	$ -	Ps. 103.30
460.06	100.00	Ps. 3.30	$ -	Ps. 103.30
483.06	105.00	$ -	Ps. 103.30	Ps. 103.30
506.07	110.00	$ -	Ps. 103.30	Ps. 103.30
529.07	115.00	$ -	Ps. 103.30	Ps. 103.30
552.07	120.00	$ -	Ps. 103.30	Ps. 103.30
575.08	125.00	$ -	Ps. 103.30	Ps. 103.30
598.08	130.00	$ -	Ps. 103.30	Ps. 103.30
621.08	135.00	$ -	Ps. 103.30	Ps. 103.30
644.08	140.00	$ -	Ps. 103.30	Ps. 103.30

ADB401R DC016

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
19.14	5.00	Ps. 97.50
38.28	10.00	Ps. 97.50
57.42	15.00	Ps. 97.50
76.57	20.00	Ps. 97.50
95.71	25.00	Ps. 97.50
114.85	30.00	Ps. 97.50
133.99	35.00	Ps. 97.50
153.13	40.00	Ps. 97.50
172.27	45.00	Ps. 97.50
191.42	50.00	Ps. 97.50
210.56	55.00	Ps. 97.50
229.70	60.00	Ps. 97.50
248.84	65.00	Ps. 97.50
267.98	70.00	Ps. 97.50
287.12	75.00	Ps. 97.50

Earnings Release | 1Q.2023
Banco Santander México	99

306.26	80.00	Ps. 97.50
325.41	85.00	Ps. 97.50
344.55	90.00	Ps. 97.50
356.03	93.00	Ps. 97.50
363.69	95.00	Ps. 97.50
382.83	100.00	Ps. 100.00
401.97	105.00	Ps. 105.00
421.11	110.00	Ps. 110.00
440.25	115.00	Ps. 115.00
459.40	120.00	Ps. 120.00
478.54	125.00	Ps. 125.00
497.68	130.00	Ps. 130.00
516.82	135.00	Ps. 135.00
535.96	140.00	Ps. 140.00
555.10	145.00	Ps. 145.00
574.25	150.00	Ps. 150.00
593.39	155.00	Ps. 155.00
612.53	160.00	Ps. 160.00
631.67	165.00	Ps. 120.00

ii)   Advanced Micro Devices, Inc. (AMD*)

Stock Market where it is quoted

NASDAQ

Description:

Advanced Micro Devices, Inc. (AMD) produces semiconductor products and devices. It offers products such as microprocessors, embedded microprocessors, chips, graphics, audiovisual and multimedia products, and provides foundries to third parties in addition to providing assembly, testing and packaging services. It serves clients all over the world.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	9.53	32.72	89,236,607.24
2019	17.05	46.63	65,037,009.64
2020	38.71	97.12	61,389,886.98
2021	73.09	161.91	49,980,560.42
1st Sem. 2020	38.71	58.90	69,477,595.75
2nd Sem. 2020	52.34	97.12	53,390,088.08
1st Sem. 2021	73.09	97.25	43,046,209.58

Earnings Release | 1Q.2023
Banco Santander México	100

2nd Sem. 2021	85.89	161.91	56,801,851.18
1st Sem. 2022	76.47	150.24	103,919,269.14
October 2022	55.94	67.94	96,567,876.48
November 2022	58.63	77.63	78,490,229.63
December 2022	62.57	77.48	54,721,577.35
January 2023	62.33	76.53	53,066,718.26
February 2023	76.61	88.31	57,661,923.46
March 2023	78.29	100.28	72,258,020.17

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

AMD402L DC023

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
7.25	10.00	Ps. 0.00	Ps. 10.00
10.87	15.00	Ps. 0.00	Ps. 15.00
14.49	20.00	Ps. 0.00	Ps. 20.00
18.11	25.00	Ps. 0.00	Ps. 25.00
21.74	30.00	Ps. 0.00	Ps. 30.00
25.36	35.00	Ps. 0.00	Ps. 35.00
28.98	40.00	Ps. 0.00	Ps. 40.00
32.60	45.00	Ps. 0.00	Ps. 45.00
36.23	50.00	Ps. 0.00	Ps. 50.00
39.85	55.00	Ps. 0.00	Ps. 55.00
43.47	60.00	Ps. 0.00	Ps. 60.00
47.09	65.00	Ps. 0.00	Ps. 65.00
47.09	65.00	Ps. 0.00	Ps. 65.00
50.72	70.00	Ps. 0.00	Ps. 70.00
57.96	80.00	Ps. 0.00	Ps. 80.00
65.21	90.00	Ps. 0.00	Ps. 90.00
65.93	91.00	Ps. 0.00	Ps. 91.00

Earnings Release | 1Q.2023
Banco Santander México	101

66.65	92.00	Ps. 0.00	Ps. 92.00
67.38	93.00	Ps. 0.00	Ps. 93.00
68.10	94.00	Ps. 0.00	Ps. 100.00
68.83	95.00	Ps. 0.00	Ps. 100.00
69.55	96.00	Ps. 0.00	Ps. 100.00
71.00	98.00	Ps. 0.00	Ps. 100.00
72.45	100.00	Ps. 106.35	Ps. 106.35
76.07	105.00	Ps. 106.35	Ps. 106.35
79.70	110.00	Ps. 106.35	Ps. 106.35
83.32	115.00	Ps. 106.35	Ps. 106.35
108.68	150.00	Ps. 106.35	Ps. 106.35

iii)	Amazon.com Inc. (AMZN*)

Stock Market where it is quoted

NASDAQ

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, computers, electronics and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Amazon also operates a cloud platform offering services globally.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	67.20	101.98	112,503,133.50
2019	75.01	101.05	80,486,364.27
2020	83.83	176.57	100,104,669.56
2021	147.60	186.57	69,137,059.45
1st Sem. 2020	83.83	138.22	103,788,974.62
2nd Sem. 2020	143.94	176.57	96,460,411.30
1st Sem. 2021	147.60	175.27	71,909,928.51
2nd Sem. 2021	159.39	186.57	66,409,400.22
1st Sem. 2022	102.31	170.41	85,399,997.45
October 2022	102.44	121.09	76,802,876.68
November 2022	86.14	100.79	93,036,148.47
December 2022	81.82	95.50	75,999,135.19
January 2023	83.12	103.13	76,850,648.26
February 2023	93.50	112.91	73,308,002.46
March 2023	90.73	102.00	61,026,032.10

Earnings Release | 1Q.2023
Banco Santander México	102

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

AMZ404R DC259

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.74	5.00	Ps. 90.00
11.48	10.00	Ps. 90.00
17.22	15.00	Ps. 90.00
22.96	20.00	Ps. 90.00
28.70	25.00	Ps. 90.00
34.44	30.00	Ps. 90.00
40.18	35.00	Ps. 90.00
45.92	40.00	Ps. 90.00
51.66	45.00	Ps. 90.00
57.40	50.00	Ps. 90.00
63.14	55.00	Ps. 90.00
68.88	60.00	Ps. 90.00
74.62	65.00	Ps. 90.00
80.36	70.00	Ps. 90.00
86.10	75.00	Ps. 90.00
91.84	80.00	Ps. 90.00
97.58	85.00	Ps. 90.00
103.32	90.00	Ps. 90.00
109.06	95.00	Ps. 95.00
114.80	100.00	Ps. 100.00
117.10	102.00	Ps. 102.56
115.95	101.00	Ps. 101.28
118.24	103.00	Ps. 103.84
123.98	108.00	Ps. 110.24

Earnings Release | 1Q.2023
Banco Santander México	103

126.28	110.00	Ps. 112.80
132.02	115.00	Ps. 119.20
137.76	120.00	Ps. 125.60
143.50	125.00	Ps. 132.00
149.24	130.00	Ps. 138.40
154.98	135.00	Ps. 144.80
160.72	140.00	Ps. 144.80
166.46	145.00	Ps. 144.80
172.20	150.00	Ps. 144.80
183.68	160.00	Ps. 144.80

AMZ403R DC269

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 96.85
4.54	5.00	Ps. 96.85
9.07	10.00	Ps. 96.85
13.61	15.00	Ps. 96.85
18.15	20.00	Ps. 96.85
22.68	25.00	Ps. 96.85
27.22	30.00	Ps. 96.85
31.76	35.00	Ps. 96.85
36.29	40.00	Ps. 96.85
40.83	45.00	Ps. 96.85
45.37	50.00	Ps. 96.85
49.90	55.00	Ps. 96.85
54.44	60.00	Ps. 96.85
58.97	65.00	Ps. 96.85
63.51	70.00	Ps. 96.85
68.05	75.00	Ps. 96.85
72.58	80.00	Ps. 96.85
77.12	85.00	Ps. 96.85
81.66	90.00	Ps. 96.85
87.87	96.85	Ps. 96.85
88.01	97.00	Ps. 97.00
89.82	99.00	Ps. 99.00
90.73	100.00	Ps. 100.00
95.27	105.00	Ps. 105.00
100.71	111.00	Ps. 111.00
106.15	117.00	Ps. 117.00
110.69	122.00	Ps. 121.50
115.23	127.00	Ps. 127.00

Earnings Release | 1Q.2023
Banco Santander México	104

119.76	132.00	Ps. 130.00
124.30	137.00	Ps. 130.00
128.84	142.00	Ps. 130.00
133.37	147.00	Ps. 130.00
137.91	152.00	Ps. 130.00
142.45	157.00	Ps. 130.00
146.98	162.00	Ps. 130.00

iv)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	131.89	210.86	20,221,703.75
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
1st Sem. 2022	76.76	137.41	30,565,100.78
October 2022	63.15	84.39	23,091,619.32
November 2022	64.70	87.56	30,958,774.73
December 2022	85.65	94.17	21,075,993.84
January 2023	88.09	120.57	21,144,774.10
February 2023	87.79	112.82	21,496,606.04
March 2023	81.00	103.38	27,013,099.77

Earnings Release | 1Q.2023
Banco Santander México	105

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

BAB204L DC053

Market Price	Observed Price	Payment Rights
0.00	0	Ps. 90.00
7.40	5	Ps. 90.00
14.81	10	Ps. 90.00
22.21	15	Ps. 90.00
29.61	20	Ps. 90.00
37.01	25	Ps. 90.00
44.42	30	Ps. 90.00
51.82	35	Ps. 90.00
59.22	40	Ps. 90.00
66.62	45	Ps. 90.00
74.03	50	Ps. 90.00
81.43	55	Ps. 90.00
88.83	60	Ps. 90.00
96.23	65	Ps. 90.00
103.64	70	Ps. 90.00
111.04	75	Ps. 90.00
118.44	80	Ps. 90.00
125.84	85	Ps. 90.00
133.25	90	Ps. 90.00
140.65	95	Ps. 95.00
148.05	100	Ps. 100.00
155.45	105	Ps. 108.00
162.86	110	Ps. 116.00
170.26	115	Ps. 124.00

Earnings Release | 1Q.2023
Banco Santander México	106

177.66	120	Ps. 132.00
185.06	125	Ps. 140.00
192.61	130.1	Ps. 112.00
199.87	135	Ps. 112.00
207.27	140	Ps. 112.00
214.67	145	Ps. 112.00
222.08	150	Ps. 112.00
229.48	155	Ps. 112.00

v)   Citigroup Inc. (C*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial service holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	49.26	74.79	17,812,716.03
2019	52.06	79.89	14,216,038.53
2020	35.39	81.91	24,743,131.57
2021	57.99	79.86	20,081,077.40
1st Sem. 2020	35.39	81.91	26,826,194.27
2nd Sem. 2020	41.13	61.66	22,682,710.86
1st Sem. 2021	57.99	79.86	20,418,131.46
2nd Sem. 2021	58.28	74.30	19,749,518.78
1st Sem. 2022	45.69	67.84	26,739,184.00
October 2022	40.45	46.13	19,221,537.71
November 2022	44.58	50.19	16,591,066.33
December 2022	43.81	47.78	17,621,330.06
January 2023	45.23	52.22	19,342,593.90
February 2023	49.84	52.22	15,395,446.36
March 2023	43.11	52.35	26,356,156.37

Earnings Release | 1Q.2023
Banco Santander México	107

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

CTI308L DC012

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
3.33	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
6.66	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.98	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
13.31	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
16.64	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.97	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
23.30	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
26.62	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
29.95	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
33.28	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
36.61	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
39.94	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
43.26	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
46.59	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
49.92	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
53.25	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
56.58	85.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
59.90	90.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
63.23	95.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
66.56	100.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
69.89	105.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
73.22	110.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
76.54	115.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
79.87	120.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
83.20	125.00	Ps. 0.00	Ps. 103.00	Ps. 103.00

Earnings Release | 1Q.2023
Banco Santander México	108

86.53	130.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
89.86	135.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
93.18	140.00	Ps. 0.00	Ps. 103.00	Ps. 103.00

vi)	Fortinet, Inc. (FTNT*)

Stock Market where it is quoted

NASDAQ

Description:

Fortinet Inc. provides network security solutions. Offers network security appliances, software, and subscription services. Its systems integrate the broadest set of security technologies in the industry, including firewall, VPN, antivirus, intrusion prevention (IPS), web filtering, spam protection, and traffic scheduling.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	10.49	18.46	9,825,951.32
2019	13.38	21.91	8,232,049.67
2020	15.14	30.43	8,075,650.49
2021	27.62	73.53	5,605,759.07
1st Sem. 2020	15.14	29.12	9,575,250.52
2nd Sem. 2020	22.07	30.43	6,592,350.46
1st Sem. 2021	27.62	49.41	5,687,853.23
2nd Sem. 2021	48.47	73.53	5,525,003.40
1st Sem. 2022	49.04	71.88	7,111,056.62
October 2022	48.13	57.16	5,013,238.74
November 2022	45.93	56.42	6,190,746.20
December 2022	47.86	55.38	4,877,463.23
January 2023	47.45	53.21	5,198,918.94
February 2023	51.99	62.81	5,670,826.82
March 2023	58.44	65.81	4,429,928.73

Earnings Release | 1Q.2023
Banco Santander México	109

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

FTN403R DC002

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
3.06	5.00	Ps. 100.00
6.12	10.00	Ps. 100.00
9.18	15.00	Ps. 100.00
12.24	20.00	Ps. 100.00
15.30	25.00	Ps. 100.00
18.36	30.00	Ps. 100.00
21.42	35.00	Ps. 100.00
24.48	40.00	Ps. 100.00
27.54	45.00	Ps. 100.00
30.61	50.00	Ps. 100.00
33.67	55.00	Ps. 100.00
36.73	60.00	Ps. 100.00
39.79	65.00	Ps. 100.00
42.85	70.00	Ps. 100.00
45.91	75.00	Ps. 100.00
48.97	80.00	Ps. 100.00
52.03	85.00	Ps. 100.00
55.09	90.00	Ps. 100.00
58.15	95.00	Ps. 100.00
61.21	100.00	Ps. 100.00
64.27	105.00	Ps. 105.00
67.33	110.00	Ps. 110.00
70.39	115.00	Ps. 115.00
73.45	120.00	Ps. 120.00
76.51	125.00	Ps. 125.00
79.57	130.00	Ps. 130.00

Earnings Release | 1Q.2023
Banco Santander México	110

82.02	135.00	Ps. 135.00
85.69	140.00	Ps. 140.00
88.75	144.00	Ps. 144.00
91.82	145.00	Ps. 115.50
94.88	150.00	Ps. 115.50
97.94	155.00	Ps. 115.50
101.00	160.00	Ps. 115.50
104.06	165.00	Ps. 115.50

vii)	iShares China Large-CAP ETF ETF (FXI *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Shares China Large-Cap ETF is an exchange-traded fund incorporated in the US. It tracks the FTSE China 50 Index and invests in large-cap stocks. Its investments are focused on the financial, oil and gas, technology, and communication sectors. The ETF uses representative index sampling, invest at least 90% of your assets in the underlying index.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	38.26	48.77	29,417,879.03
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
2021	35.57	54.47	21,513,640.75
1st Sem. 2020	33.91	45.28	31,917,397.20
2nd Sem. 2020	40.16	48.62	17,690,695.22
1st Sem. 2021	43.55	54.47	17,479,491.48
2nd Sem. 2021	35.57	46.09	25,482,015.84
1st Sem. 2022	27.07	39.03	42,240,612.13
October 2022	20.95	27.22	37,479,795.97
November 2022	21.84	28.16	48,811,568.57
December 2022	27.36	29.12	39,676,770.26
January 2023	28.30	33.29	42,500,335.29
February 2023	27.91	32.51	36,511,221.68
March 2023	27.33	29.91	31,304,325.63

Earnings Release | 1Q.2023
Banco Santander México	111

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

FXI305R DC037

Market price	Observed price	Payment rights (MXN)
0.000	0.00	Ps.95.00
1.485	5	Ps.95.00
2.970	10	Ps.95.00
4.455	15	Ps.95.00
5.940	20	Ps.95.00
7.425	25	Ps.95.00
8.910	30	Ps.95.00
10.395	35	Ps.95.00
11.880	40	Ps.95.00
13.365	45	Ps.95.00
14.850	50	Ps.95.00
16.335	55	Ps.95.00
17.820	60	Ps.95.00
19.305	65	Ps.95.00
20.790	70	Ps.95.00
22.275	75	Ps.95.00
23.760	80	Ps.95.00
25.245	85	Ps.95.00
26.730	90	Ps.95.00
27.621	93	Ps.98.00
28.215	95	Ps.100.00
29.700	100	Ps.100.00
29.997	101	Ps.101.00
30.591	103	Ps.103.00
32.076	108	Ps.108.00
32.670	110	Ps.110.00
34.155	115	Ps.115.00
35.640	120	Ps.120.00
38.610	130	Ps.130.00
40.689	137	Ps.137.00
42.174	142	Ps.112.00
43.659	147	Ps.112.00
45.144	152	Ps.112.00
46.629	157	Ps.112.00
48.114	162	Ps.112.00

Earnings Release | 1Q.2023
Banco Santander México	112

FXI403R DC071

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
1.40	5.00	Ps. 100.00
2.80	10.00	Ps. 100.00
4.19	15.00	Ps. 100.00
5.59	20.00	Ps. 100.00
6.99	25.00	Ps. 100.00
8.39	30.00	Ps. 100.00
9.79	35.00	Ps. 100.00
11.18	40.00	Ps. 100.00
12.58	45.00	Ps. 100.00
13.98	50.00	Ps. 100.00
15.38	55.00	Ps. 100.00
16.78	60.00	Ps. 100.00
18.17	65.00	Ps. 100.00
19.57	70.00	Ps. 100.00
20.97	75.00	Ps. 100.00
22.37	80.00	Ps. 100.00
23.77	85.00	Ps. 100.00
25.16	90.00	Ps. 100.00
26.56	95.00	Ps. 100.00
27.96	100.00	Ps. 100.00
29.36	105.00	Ps. 105.00
30.76	110.00	Ps. 110.00
32.15	115.00	Ps. 115.00
33.27	119.00	Ps. 119.00
33.55	120.00	Ps. 120.00
33.83	121.00	Ps. 121.00
35.23	126.00	Ps. 121.00
36.63	131.00	Ps. 121.00
38.03	136.00	Ps. 121.00
39.42	141.00	Ps. 121.00
40.82	146.00	Ps. 121.00
42.22	151.00	Ps. 121.00
43.62	156.00	Ps. 121.00
45.02	161.00	Ps. 121.00

Earnings Release | 1Q.2023
Banco Santander México	113

viii)	Alphabet Inc. (GOOGL*)

Stock Market where it is quoted

NASDAQ

Description:

Alphabet Inc. operates as a holding company. Through subsidiaries, it provides web-based search, advertising, maps, software applications, mobile operating systems, consumer content, business solutions, commerce, and hardware products.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	49.23	64.28	40,101,553.29
2019	51.27	68.12	30,689,905.75
2020	52.71	91.25	40,803,197.70
2021	86.14	149.84	30,915,622.58
1st Sem. 2020	52.71	76.24	46,282,111.43
2nd Sem. 2020	70.47	91.25	35,383,837.39
1st Sem. 2021	86.14	122.54	32,870,512.82
2nd Sem. 2021	122.44	149.84	28,992,605.54
1st Sem. 2022	105.81	148.00	38,496,959.67
October 2022	92.22	104.48	32,441,128.68
November 2022	83.43	100.99	32,664,132.97
December 2022	86.02	100.99	29,391,885.77
January 2023	86.20	99.79	34,734,271.74
February 2023	89.13	107.74	48,738,959.32
March 2023	90.36	105.60	38,275,571.57

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2023
Banco Santander México	114

Quantitative examples that ilustrate possible gains or losses

GOL404R DC077

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
5.06	5.00	Ps. 97.50
10.11	10.00	Ps. 97.50
15.17	15.00	Ps. 97.50
20.23	20.00	Ps. 97.50
25.28	25.00	Ps. 97.50
30.34	30.00	Ps. 97.50
35.40	35.00	Ps. 97.50
40.45	40.00	Ps. 97.50
45.51	45.00	Ps. 97.50
50.57	50.00	Ps. 97.50
55.62	55.00	Ps. 97.50
60.68	60.00	Ps. 97.50
65.73	65.00	Ps. 97.50
70.79	70.00	Ps. 97.50
75.85	75.00	Ps. 97.50
80.90	80.00	Ps. 97.50
85.96	85.00	Ps. 97.50
91.02	90.00	Ps. 97.50
96.07	95.00	Ps. 97.50
98.60	97.50	Ps. 97.50
99.11	98.00	Ps. 98.00
100.12	99.00	Ps. 99.00
101.13	100.00	Ps. 100.00
106.19	105.00	Ps. 105.00
111.24	110.00	Ps. 110.00
116.30	115.00	Ps. 115.00
121.36	120.00	Ps. 120.00
126.41	125.00	Ps. 125.00
131.47	130.00	Ps. 130.00
136.53	135.00	Ps. 135.00
141.58	140.00	Ps. 140.00
146.64	145.00	Ps. 145.00
151.70	150.00	Ps. 150.00
156.75	155.00	Ps. 155.00
161.81	160.00	Ps. 160.00
166.86	165.00	Ps. 122.50
171.92	170.00	Ps. 122.50
176.98	175.00	Ps. 122.50
182.03	180.00	Ps. 122.50

Earnings Release | 1Q.2023
Banco Santander México	115

GOL405R DC079

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
4.73	5.00	Ps. 97.50
9.45	10.00	Ps. 97.50
14.18	15.00	Ps. 97.50
18.90	20.00	Ps. 97.50
23.63	25.00	Ps. 97.50
28.35	30.00	Ps. 97.50
33.08	35.00	Ps. 97.50
37.80	40.00	Ps. 97.50
42.53	45.00	Ps. 97.50
47.26	50.00	Ps. 97.50
51.98	55.00	Ps. 97.50
56.71	60.00	Ps. 97.50
61.43	65.00	Ps. 97.50
66.16	70.00	Ps. 97.50
70.88	75.00	Ps. 97.50
75.61	80.00	Ps. 97.50
80.33	85.00	Ps. 97.50
85.06	90.00	Ps. 97.50
89.78	95.00	Ps. 97.50
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
132.31	140.00	Ps. 140.00
137.04	145.00	Ps. 145.00
141.77	150.00	Ps. 150.00
146.49	155.00	Ps. 155.00
151.22	160.00	Ps. 120.00
155.94	165.00	Ps. 120.00
160.67	170.00	Ps. 120.00
165.39	175.00	Ps. 120.00
170.12	180.00	Ps. 120.00

Earnings Release | 1Q.2023
Banco Santander México	116

GOL403L DC082

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
8.99	10.00	Ps. 0.00	Ps. 10.00
13.48	15.00	Ps. 0.00	Ps. 15.00
17.97	20.00	Ps. 0.00	Ps. 20.00
22.47	25.00	Ps. 0.00	Ps. 25.00
26.96	30.00	Ps. 0.00	Ps. 30.00
31.45	35.00	Ps. 0.00	Ps. 35.00
35.95	40.00	Ps. 0.00	Ps. 40.00
40.44	45.00	Ps. 0.00	Ps. 45.00
44.94	50.00	Ps. 0.00	Ps. 50.00
49.43	55.00	Ps. 0.00	Ps. 55.00
53.92	60.00	Ps. 0.00	Ps. 60.00
58.42	65.00	Ps. 0.00	Ps. 65.00
58.42	65.00	Ps. 0.00	Ps. 65.00
62.91	70.00	Ps. 0.00	Ps. 70.00
71.90	80.00	Ps. 0.00	Ps. 80.00
80.88	90.00	Ps. 0.00	Ps. 90.00
81.78	91.00	Ps. 0.00	Ps. 91.00
82.68	92.00	Ps. 0.00	Ps. 92.00
83.58	93.00	Ps. 0.00	Ps. 93.00
84.48	94.00	Ps. 0.00	Ps. 100.00
85.38	95.00	Ps. 0.00	Ps. 100.00
86.28	96.00	Ps. 0.00	Ps. 100.00
88.07	98.00	Ps. 0.00	Ps. 100.00
89.87	100.00	Ps. 103.90	Ps. 103.90
94.36	105.00	Ps. 103.90	Ps. 103.90
98.86	110.00	Ps. 103.90	Ps. 103.90
103.35	115.00	Ps. 103.90	Ps. 103.90
134.81	150.00	Ps. 103.90	Ps. 103.90
139.30	155.00	Ps. 103.90	Ps. 103.90
143.79	160.00	Ps. 103.90	Ps. 103.90
148.29	165.00	Ps. 103.90	Ps. 103.90
152.78	170.00	Ps. 103.90	Ps. 103.90

ix)	iShares Biotechnology ETF (IBB *)

Stock Market where it is quoted

NASDAQ

Earnings Release | 1Q.2023
Banco Santander México	117

Description:

iShares Biotechnology ETF is a US-incorporated exchange-traded fund. The Fund's objective seeks investment results that correspond to the performance of the ICE Biotechnology Index, which is comprised of US-listed stocks in the sector of biotechnology.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	89.61	122.19	2,318,477.73
2019	96.43	123.50	2,462,344.77
2020	94.39	157.31	3,327,921.43
2021	145.27	176.21	2,825,919.94
1st Sem. 2020	94.39	138.65	3,706,116.16
2nd Sem. 2020	126.88	157.31	2,953,837.51
1st Sem. 2021	146.13	172.60	3,307,070.98
2nd Sem. 2021	145.27	176.21	2,352,613.75
1st Sem. 2022	105.82	152.62	2,782,203.31
October 2022	116.96	129.68	1,837,266.52
November 2022	127.58	136.53	1,970,484.63
December 2022	128.39	138.43	1,820,480.00
January 2023	130.04	137.23	1,436,522.90
February 2023	126.41	137.17	1,525,674.18
March 2023	121.97	130.52	1,815,329.00

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

IBB306R DC003

Earnings Release | 1Q.2023
Banco Santander México	118

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.83	5.00	Ps. 100.00
11.67	10.00	Ps. 100.00
17.50	15.00	Ps. 100.00
23.33	20.00	Ps. 100.00
29.17	25.00	Ps. 100.00
35.00	30.00	Ps. 100.00
40.83	35.00	Ps. 100.00
46.67	40.00	Ps. 100.00
52.50	45.00	Ps. 100.00
58.34	50.00	Ps. 100.00
64.17	55.00	Ps. 100.00
70.00	60.00	Ps. 100.00
75.84	65.00	Ps. 100.00
81.67	70.00	Ps. 100.00
87.50	75.00	Ps. 100.00
93.34	80.00	Ps. 100.00
99.17	85.00	Ps. 100.00
105.00	90.00	Ps. 100.00
110.84	95.00	Ps. 100.00
116.67	100.00	Ps. 100.00
122.50	105.00	Ps. 105.00
128.34	110.00	Ps. 110.00
134.17	115.00	Ps. 115.00
140.00	120.00	Ps. 120.00
145.84	125.00	Ps. 125.00
151.67	130.00	Ps. 108.00
157.50	135.00	Ps. 108.00
163.34	140.00	Ps. 108.00
169.17	145.00	Ps. 108.00
175.01	150.00	Ps. 108.00
180.84	155.00	Ps. 108.00
186.67	160.00	Ps. 108.00
192.51	165.00	Ps. 108.00
198.34	170.00	Ps. 108.00

x)	Johnson & Johnson (JNJ*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Earnings Release | 1Q.2023
Banco Santander México	119

Johnson & Johnson manufactures healthcare products and provides related services for the consumer, pharmaceutical, medical device and diagnostic markets. It sells skin and hair products, acetaminophens, pharmaceuticals, diagnostic and surgical equipment around the world.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	119.40	147.84	7,789,096.32
2019	125.72	146.44	7,296,323.97
2020	111.14	157.38	8,030,084.06
2021	153.07	179.47	7,365,976.77
1st Sem. 2020	111.14	155.51	9,664,229.77
2nd Sem. 2020	137.11	157.38	6,413,700.80
1st Sem. 2021	153.07	171.07	7,914,446.33
2nd Sem. 2021	155.93	179.47	6,826,449.65
1st Sem. 2022	158.14	186.01	7,821,970.43
October 2022	160.20	174.87	6,793,549.23
November 2022	169.25	178.00	6,523,821.73
December 2022	175.48	179.76	6,565,326.65
January 2023	162.00	180.25	7,354,547.94
February 2023	153.26	165.54	8,827,375.04
March 2023	151.05	155.56	8,560,523.53

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

JNJ401R DC007

Earnings Release | 1Q.2023
Banco Santander México	120

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.62	5.00	Ps. 100.00
41.24	10.00	Ps. 100.00
61.85	15.00	Ps. 100.00
82.47	20.00	Ps. 100.00
103.09	25.00	Ps. 100.00
123.71	30.00	Ps. 100.00
144.32	35.00	Ps. 100.00
164.94	40.00	Ps. 100.00
185.56	45.00	Ps. 100.00
206.18	50.00	Ps. 100.00
226.79	55.00	Ps. 100.00
247.41	60.00	Ps. 100.00
268.03	65.00	Ps. 100.00
288.65	70.00	Ps. 100.00
309.26	75.00	Ps. 100.00
329.88	80.00	Ps. 100.00
350.50	85.00	Ps. 100.00
371.12	90.00	Ps. 100.00
391.73	95.00	Ps. 100.00
412.35	100.00	Ps. 100.00
432.97	105.00	Ps. 110.75
453.59	110.00	Ps. 121.50
474.20	115.00	Ps. 132.25
494.82	120.00	Ps. 112.00
515.44	125.00	Ps. 112.00
536.06	130.00	Ps. 112.00
556.67	135.00	Ps. 112.00
577.29	140.00	Ps. 112.00
597.91	145.00	Ps. 112.00
618.53	150.00	Ps. 112.00
639.14	155.00	Ps. 112.00
659.76	160.00	Ps. 112.00
680.38	165.00	Ps. 112.00
701.00	170.00	Ps. 112.00

xi)   Meta Platforms, Inc (META*)

Stock Market where it is quoted

NASDAQ

Description:

Earnings Release | 1Q.2023
Banco Santander México	121

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	124.06	217.50	25,688,167.39
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
1st Sem. 2022	155.85	338.54	34,184,707.86
October 2022	93.16	140.28	50,922,601.06
November 2022	88.91	118.10	46,902,921.90
December 2022	113.93	123.49	32,002,870.87
January 2023	120.34	151.74	27,074,192.42
February 2023	153.12	191.62	39,456,529.96
March 2023	173.42	207.84	32,128,138.17

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

FBK304R DC116

Earnings Release | 1Q.2023
Banco Santander México	122

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
11.12	5.00	Ps. 100.00
22.24	10.00	Ps. 100.00
33.35	15.00	Ps. 100.00
44.47	20.00	Ps. 100.00
55.59	25.00	Ps. 100.00
66.71	30.00	Ps. 100.00
77.83	35.00	Ps. 100.00
88.94	40.00	Ps. 100.00
100.06	45.00	Ps. 100.00
111.18	50.00	Ps. 100.00
122.30	55.00	Ps. 100.00
133.42	60.00	Ps. 100.00
144.53	65.00	Ps. 100.00
155.65	70.00	Ps. 100.00
166.77	75.00	Ps. 100.00
177.89	80.00	Ps. 100.00
189.01	85.00	Ps. 100.00
200.12	90.00	Ps. 100.00
211.24	95.00	Ps. 100.00
222.36	100.00	Ps. 100.00
233.48	105.00	Ps. 105.00
244.60	110.00	Ps. 110.00
255.71	115.00	Ps. 115.00
266.83	120.00	Ps. 120.00
277.95	125.00	Ps. 109.00
289.07	130.00	Ps. 109.00
300.19	135.00	Ps. 109.00
311.30	140.00	Ps. 109.00
322.42	145.00	Ps. 109.00
333.54	150.00	Ps. 109.00
344.66	155.00	Ps. 109.00
355.78	160.00	Ps. 109.00
366.89	165.00	Ps. 109.00
378.01	170.00	Ps. 109.00

FBK309L DC115

Earnings Release | 1Q.2023
Banco Santander México	123

Market price	Observed price	Observation dates 1 to 8	Observation dates 1 to 8	Observation date 9
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
11.09	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
22.18	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
33.27	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
44.36	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
55.46	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
66.55	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
77.64	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
88.73	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
99.82	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
110.91	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
122.00	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
133.09	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
144.18	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
155.27	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
166.37	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
177.46	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
188.55	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
199.64	90.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
210.73	95.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
221.82	100.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
232.91	105.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
244.00	110.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
255.09	115.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
266.18	120.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
277.28	125.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
288.37	130.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
299.46	135.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
310.55	140.00	Ps. 0.00	Ps. 102.55	Ps. 102.55

xii)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

NASDAQ

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Earnings Release | 1Q.2023
Banco Santander México	124

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	31.77	72.34	52,082,487.09
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2021	115.93	333.76	36,020,525.87
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
2nd Sem. 2021	181.61	333.76	36,054,088.63
1st Sem. 2022	151.59	301.21	55,432,700.73
October 2022	112.27	138.34	60,374,269.97
November 2022	132.19	169.23	49,614,645.83
December 2022	140.36	180.72	41,724,307.52
January 2023	142.65	203.65	46,587,433.61
February 2023	206.55	236.64	53,326,394.07
March 2023	226.98	273.83	50,716,943.00

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

NVD307L DC130

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed price
Observation dates 1 to 8
Excercise dates 1 to 8
Excercise date 9

Earnings Release | 1Q.2023
Banco Santander México	125

Market Price	Observed Price	Observation dates 1 to 8	Excercise dates 1 to 8	Excercise date 9
-	0	Ps. 0.00	Ps. 0.00	Ps. 18.00
13.70	5	Ps. 0.00	Ps. 0.00	Ps. 23.00
27.40	10	Ps. 0.00	Ps. 0.00	Ps. 28.00
41.10	15	Ps. 0.00	Ps. 0.00	Ps. 33.00
54.80	20	Ps. 0.00	Ps. 0.00	Ps. 38.00
68.50	25	Ps. 0.00	Ps. 0.00	Ps. 43.00
82.20	30	Ps. 0.00	Ps. 0.00	Ps. 48.00
95.90	35	Ps. 0.00	Ps. 0.00	Ps. 53.00
109.60	40	Ps. 0.00	Ps. 0.00	Ps. 58.00
123.30	45	Ps. 0.00	Ps. 0.00	Ps. 63.00
137.00	50	Ps. 0.00	Ps. 0.00	Ps. 68.00
150.70	55	Ps. 0.00	Ps. 0.00	Ps. 73.00
164.40	60	Ps. 0.00	Ps. 0.00	Ps. 78.00
178.10	65	Ps. 0.00	Ps. 0.00	Ps. 83.00
191.80	70	Ps. 0.00	Ps. 0.00	Ps. 88.00
205.50	75	Ps. 0.00	Ps. 0.00	Ps. 93.00
219.20	80	Ps. 0.00	Ps. 0.00	Ps. 98.00
232.90	85	Ps. 2.50	Ps. 0.00	Ps. 102.50
246.60	90	Ps. 2.50	Ps. 0.00	Ps. 102.50
260.30	95	Ps. 2.50	Ps. 0.00	Ps. 102.50
274.00	100	Ps. 0.00	Ps. 102.50	Ps. 102.50
287.70	105	Ps. 0.00	Ps. 102.50	Ps. 102.50
301.40	110	Ps. 0.00	Ps. 102.50	Ps. 102.50
315.10	115	Ps. 0.00	Ps. 102.50	Ps. 102.50
328.80	120	Ps. 0.00	Ps. 102.50	Ps. 102.50
342.50	125	Ps. 0.00	Ps. 102.50	Ps. 102.50
356.20	130	Ps. 0.00	Ps. 102.50	Ps. 102.50
369.90	135	Ps. 0.00	Ps. 102.50	Ps. 102.50
383.60	140	Ps. 0.00	Ps. 102.50	Ps. 102.50

Earnings Release | 1Q.2023
Banco Santander México	126

xiii)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

NASDAQ

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	131.89	210.86	20,221,703.75
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
1st Sem. 2022	76.76	137.41	30,565,100.78
October 2022	63.15	84.39	23,091,619.32
November 2022	64.70	87.56	30,958,774.73
December 2022	85.65	94.17	21,075,993.84
January 2023	88.09	120.57	21,144,774.10
February 2023	87.79	112.82	21,496,606.04
March 2023	81.00	103.38	27,013,099.77

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2023
Banco Santander México	127

Quantitative examples that ilustrate possible gains or losses

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.58	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.17	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
28.75	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
38.34	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
47.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
57.50	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
67.09	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
76.67	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
86.26	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
95.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
105.42	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
115.01	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
124.59	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
134.18	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
143.76	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
153.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
162.93	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
172.51	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
182.10	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
191.68	100.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
201.26	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
210.85	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
220.43	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
230.02	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
239.60	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
249.18	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
258.77	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
268.35	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50

Earnings Release | 1Q.2023
Banco Santander México	128

PYL308L DC049

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed price

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
4.04	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
8.08	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
12.12	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
16.16	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
20.20	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
24.24	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
28.28	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
32.32	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
36.36	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
40.40	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
44.44	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
48.48	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
52.52	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
56.56	70.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
60.60	75.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
64.64	80.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
68.68	85.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
72.72	90.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
76.76	95.00	Ps. 1.80	Ps. 0.00	Ps. 101.80
80.80	100.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
84.84	105.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
88.88	110.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
92.92	115.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
96.96	120.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
101.00	125.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
105.04	130.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
109.08	135.00	Ps. 0.00	Ps. 101.80	Ps. 101.80
113.12	140.00	Ps. 0.00	Ps. 101.80	Ps. 101.80

xiv)	Qualcomm, Inc. (QCOM*)

Stock Market where it is quoted:

NASDAQ

Description:

Earnings Release | 1Q.2023
Banco Santander México	129

Qualcomm Incorporated operates as a multinational telecommunications and semiconductor equipment company. Develops and provides digital communications products and services based on CDMA digital technology. It serves clients all over the world.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	49.75	75.09	13,309,888.44
2019	49.40	94.03	13,469,384.25
2020	60.91	158.80	10,059,898.88
2021	122.95	189.28	9,081,990.38
1st Sem. 2020	60.91	95.91	11,446,137.92
2nd Sem. 2020	88.89	158.80	8,688,727.65
1st Sem. 2021	123.20	164.78	9,701,768.04
2nd Sem. 2021	122.95	189.28	8,472,317.79
1st Sem. 2022	120.09	188.69	10,939,694.23
October 2022	108.64	125.28	7,964,482.55
November 2022	103.88	126.49	8,807,062.90
December 2022	106.97	126.81	7,374,900.55
January 2023	107.20	133.96	8,258,232.68
February 2023	123.42	138.46	7,605,710.82
March 2023	114.43	127.40	7,660,037.10

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ricerate possible gains or losses

QCM401R DC012

Earnings Release | 1Q.2023
Banco Santander México	130

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.97.50
6.35	5.00	Ps.97.50
12.71	10.00	Ps.97.50
19.06	15.00	Ps.97.50
25.41	20.00	Ps.97.50
31.77	25.00	Ps.97.50
38.12	30.00	Ps.97.50
44.47	35.00	Ps.97.50
50.82	40.00	Ps.97.50
57.18	45.00	Ps.97.50
63.53	50.00	Ps.97.50
69.88	55.00	Ps.97.50
76.24	60.00	Ps.97.50
82.59	65.00	Ps.97.50
88.94	70.00	Ps.97.50
95.30	75.00	Ps.97.50
101.65	80.00	Ps.97.50
108.00	85.00	Ps.97.50
114.35	90.00	Ps.97.50
120.71	95.00	Ps.97.50
127.06	100.00	Ps.100.00
133.41	105.00	Ps.105.00
139.77	110.00	Ps.110.00
146.12	115.00	Ps.115.00
152.47	120.00	Ps.120.00
158.83	125.00	Ps.125.00
165.18	130.00	Ps.130.00
171.53	135.00	Ps.135.00
177.88	140.00	Ps.140.00
184.24	145.00	Ps.145.00
190.59	150.00	Ps.150.00
196.94	155.00	Ps.155.00
203.30	160.00	Ps.160.00
209.65	165.00	Ps.165.00
216.00	170.00	Ps.170.00
222.36	175.00	Ps.120.00
228.71	180.00	Ps.120.00
235.06	185.00	Ps.120.00

xv)	Invesco QQQ Trust (QQQ *)

Stock Market where it is quoted

NASDAQ

Description:

Earnings Release | 1Q.2023
Banco Santander México	131

Invesco QQQ Trust Series 1 is a US-incorporated exchange-traded fund. The ETF tracks the Nasdaq 100 index and includes 100 of the largest non-financial companies by market capitalization listed on Nasdaq. The index reflects companies of major industrial groups, including computer hardware and software, telecommunications, retail retail/wholesale and biotech.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	143.50	186.74	47,893,433.72
2019	149.82	213.79	30,892,183.34
2020	169.30	313.74	47,546,330.57
2021	299.94	403.99	43,829,887.25
1st Sem. 2020	169.30	248.84	53,446,338.17
2nd Sem. 2020	250.49	313.74	41,710,453.48
1st Sem. 2021	299.94	354.99	45,070,410.82
2nd Sem. 2021	352.62	403.99	42,609,589.61
1st Sem. 2022	271.39	401.68	79,933,540.60
October 2022	260.74	284.21	67,499,208.65
November 2022	260.49	293.36	55,694,325.63
December 2022	260.10	293.72	50,080,796.58
January 2023	261.58	296.26	48,886,567.03
February 2023	291.85	311.72	59,662,484.46
March 2023	288.55	315.68	69,859,192.73

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ricerate possible gains or losses

QQQ306R DC033

Earnings Release | 1Q.2023
Banco Santander México	132

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.100.00
15.41	5.00	Ps.100.00
30.83	10.00	Ps.100.00
46.24	15.00	Ps.100.00
61.66	20.00	Ps.100.00
77.07	25.00	Ps.100.00
92.48	30.00	Ps.100.00
107.90	35.00	Ps.100.00
123.31	40.00	Ps.100.00
138.73	45.00	Ps.100.00
154.14	50.00	Ps.100.00
169.55	55.00	Ps.100.00
184.97	60.00	Ps.100.00
200.38	65.00	Ps.100.00
215.80	70.00	Ps.100.00
231.21	75.00	Ps.100.00
246.62	80.00	Ps.100.00
262.04	85.00	Ps.100.00
277.45	90.00	Ps.100.00
292.87	95.00	Ps.100.00
308.28	100.00	Ps.100.00
323.69	105.00	Ps.105.00
339.11	110.00	Ps.110.00
354.52	115.00	Ps.115.00
369.94	120.00	Ps.120.00
385.35	125.00	Ps.108.00
400.76	130.00	Ps.108.00
416.18	135.00	Ps.108.00
431.59	140.00	Ps.108.00
447.01	145.00	Ps.108.00
462.42	150.00	Ps.108.00
477.83	155.00	Ps.108.00
493.25	160.00	Ps.108.00
508.66	165.00	Ps.108.00
524.08	170.00	Ps.108.00

Earnings Release | 1Q.2023
Banco Santander México	133

QQQ306R DC034

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
15.41	5.00	Ps. 90.00
30.83	10.00	Ps. 90.00
46.24	15.00	Ps. 90.00
61.66	20.00	Ps. 90.00
77.07	25.00	Ps. 90.00
92.48	30.00	Ps. 90.00
107.90	35.00	Ps. 90.00
123.31	40.00	Ps. 90.00
138.73	45.00	Ps. 90.00
154.14	50.00	Ps. 90.00
169.55	55.00	Ps. 90.00
184.97	60.00	Ps. 90.00
200.38	65.00	Ps. 90.00
215.80	70.00	Ps. 90.00
231.21	75.00	Ps. 90.00
246.62	80.00	Ps. 90.00
262.04	85.00	Ps. 90.00
277.45	90.00	Ps. 90.00
286.70	95.00	Ps. 93.00
292.87	100.00	Ps. 95.00
308.28	105.00	Ps. 100.00
311.36	110.00	Ps. 101.00
317.53	115.00	Ps. 103.00
332.94	120.00	Ps. 108.00
339.11	125.00	Ps. 110.00
354.52	130.00	Ps. 115.00
369.94	135.00	Ps. 120.00
400.76	140.00	Ps. 130.00
413.10	145.00	Ps. 134.00
428.51	150.00	Ps. 112.00
443.92	155.00	Ps. 112.00
459.34	160.00	Ps. 112.00
474.75	165.00	Ps. 112.00
490.17	170.00	Ps. 112.00

Earnings Release | 1Q.2023
Banco Santander México	134

QQQ307R DC035

Payment rights
under different observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.01	5.00	Ps. 100.00
28.03	10.00	Ps. 100.00
42.04	15.00	Ps. 100.00
56.06	20.00	Ps. 100.00
70.07	25.00	Ps. 100.00
84.08	30.00	Ps. 100.00
98.10	35.00	Ps. 100.00
112.11	40.00	Ps. 100.00
126.13	45.00	Ps. 100.00
140.14	50.00	Ps. 100.00
154.15	55.00	Ps. 100.00
168.17	60.00	Ps. 100.00
182.18	65.00	Ps. 100.00
196.20	70.00	Ps. 100.00
210.21	75.00	Ps. 100.00
224.22	80.00	Ps. 100.00
238.24	85.00	Ps. 100.00
252.25	90.00	Ps. 100.00
266.27	95.00	Ps. 100.00
280.28	100.00	Ps. 100.00
294.29	105.00	Ps. 105.00
308.31	110.00	Ps. 110.00
322.32	115.00	Ps. 115.00
336.34	120.00	Ps. 120.00
350.35	125.00	Ps. 110.00
364.36	130.00	Ps. 110.00
378.38	135.00	Ps. 110.00

Earnings Release | 1Q.2023
Banco Santander México	135

392.39	140.00	Ps. 110.00
406.41	145.00	Ps. 110.00
420.42	150.00	Ps. 110.00
434.43	155.00	Ps. 110.00
448.45	160.00	Ps. 110.00
462.46	165.00	Ps. 110.00
476.48	170.00	Ps. 110.00

QQQ307R DC036

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	15.37	Ps. 100.00
10.00	30.74	Ps. 100.00
15.00	46.11	Ps. 100.00
20.00	61.48	Ps. 100.00
25.00	76.85	Ps. 100.00
30.00	92.21	Ps. 100.00
35.00	107.58	Ps. 100.00
40.00	122.95	Ps. 100.00
45.00	138.32	Ps. 100.00
50.00	153.69	Ps. 100.00
55.00	169.06	Ps. 100.00
60.00	184.43	Ps. 100.00
65.00	199.80	Ps. 100.00
70.00	215.17	Ps. 100.00
75.00	230.54	Ps. 100.00
80.00	245.90	Ps. 100.00
85.00	261.27	Ps. 100.00
90.00	276.64	Ps. 100.00
95.00	292.01	Ps. 100.00
100.00	307.38	Ps. 100.00
105.00	322.75	Ps. 105.00
110.00	338.12	Ps. 110.00
115.00	353.49	Ps. 115.00
120.00	368.86	Ps. 120.00
125.00	384.23	Ps. 112.50
130.00	399.59	Ps. 112.50

Earnings Release | 1Q.2023
Banco Santander México	136

135.00	414.96	Ps. 112.50
140.00	430.33	Ps. 112.50
145.00	445.70	Ps. 112.50
150.00	461.07	Ps. 112.50
155.00	476.44	Ps. 112.50
160.00	491.81	Ps. 112.50
165.00	507.18	Ps. 112.50
170.00	522.55	Ps. 112.50

QQQ308R DC039

Payment rights
under different observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
16.03	5.00	Ps. 100.00
32.06	10.00	Ps. 100.00
48.09	15.00	Ps. 100.00
64.12	20.00	Ps. 100.00
80.15	25.00	Ps. 100.00
96.17	30.00	Ps. 100.00
112.20	35.00	Ps. 100.00
128.23	40.00	Ps. 100.00
144.26	45.00	Ps. 100.00
160.29	50.00	Ps. 100.00
176.32	55.00	Ps. 100.00
192.35	60.00	Ps. 100.00
208.38	65.00	Ps. 100.00
224.41	70.00	Ps. 100.00
240.44	75.00	Ps. 100.00
256.46	80.00	Ps. 100.00
272.49	85.00	Ps. 100.00
288.52	90.00	Ps. 100.00
304.55	95.00	Ps. 100.00
320.58	100.00	Ps. 100.00
336.61	105.00	Ps. 105.00
352.64	110.00	Ps. 110.00
368.67	115.00	Ps. 115.00
384.70	120.00	Ps. 120.00
400.73	125.00	Ps. 113.50

Earnings Release | 1Q.2023
Banco Santander México	137

416.75	130.00	Ps. 113.50
432.78	135.00	Ps. 113.50
448.81	140.00	Ps. 113.50
464.84	145.00	Ps. 113.50
480.87	150.00	Ps. 113.50
496.90	155.00	Ps. 113.50
512.93	160.00	Ps. 113.50
528.96	165.00	Ps. 113.50
544.99	170.00	Ps. 113.50

QQQ309R DC041

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.96	5.00	Ps. 100.00
29.93	10.00	Ps. 100.00
44.89	15.00	Ps. 100.00
59.85	20.00	Ps. 100.00
74.82	25.00	Ps. 100.00
89.78	30.00	Ps. 100.00
104.74	35.00	Ps. 100.00
119.71	40.00	Ps. 100.00
134.67	45.00	Ps. 100.00
149.64	50.00	Ps. 100.00
164.60	55.00	Ps. 100.00
179.56	60.00	Ps. 100.00
194.53	65.00	Ps. 100.00
209.49	70.00	Ps. 100.00
224.45	75.00	Ps. 100.00
239.42	80.00	Ps. 100.00
254.38	85.00	Ps. 100.00
269.34	90.00	Ps. 100.00
284.31	95.00	Ps. 100.00
299.27	100.00	Ps. 100.00
314.23	105.00	Ps. 105.00
329.20	110.00	Ps. 110.00
344.16	115.00	Ps. 115.00
359.12	120.00	Ps. 120.00

Earnings Release | 1Q.2023
Banco Santander México	138

374.09	125.00	Ps. 113.50
389.05	130.00	Ps. 113.50
404.01	135.00	Ps. 113.50
418.98	140.00	Ps. 113.50
433.94	145.00	Ps. 113.50
448.91	150.00	Ps. 113.50
463.87	155.00	Ps. 113.50
478.83	160.00	Ps. 113.50
493.80	165.00	Ps. 113.50
508.76	170.00	Ps. 113.50

QQQ309R DC042

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.00	5.00	Ps. 100.00
28.01	10.00	Ps. 100.00
42.01	15.00	Ps. 100.00
56.01	20.00	Ps. 100.00
70.02	25.00	Ps. 100.00
84.02	30.00	Ps. 100.00
98.02	35.00	Ps. 100.00
112.03	40.00	Ps. 100.00
126.03	45.00	Ps. 100.00
140.04	50.00	Ps. 100.00
154.04	55.00	Ps. 100.00
168.04	60.00	Ps. 100.00
182.05	65.00	Ps. 100.00
196.05	70.00	Ps. 100.00
210.05	75.00	Ps. 100.00
224.06	80.00	Ps. 100.00
238.06	85.00	Ps. 100.00
252.06	90.00	Ps. 100.00
266.07	95.00	Ps. 100.00
280.07	100.00	Ps. 100.00
294.07	105.00	Ps. 105.00
308.08	110.00	Ps. 110.00

Earnings Release | 1Q.2023
Banco Santander México	139

322.08	115.00	Ps. 115.00
336.08	120.00	Ps. 120.00
350.09	125.00	Ps. 114.50
364.09	130.00	Ps. 114.50
378.09	135.00	Ps. 114.50
392.10	140.00	Ps. 114.50
406.10	145.00	Ps. 114.50
420.11	150.00	Ps. 114.50
434.11	155.00	Ps. 114.50
448.11	160.00	Ps. 114.50
462.12	165.00	Ps. 114.50
476.12	170.00	Ps. 114.50

QQQ310R DC043

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
13.59	5.00	Ps. 100.00
27.19	10.00	Ps. 100.00
40.78	15.00	Ps. 100.00
54.37	20.00	Ps. 100.00
67.97	25.00	Ps. 100.00
81.56	30.00	Ps. 100.00
95.15	35.00	Ps. 100.00
108.75	40.00	Ps. 100.00
122.34	45.00	Ps. 100.00
135.94	50.00	Ps. 100.00
149.53	55.00	Ps. 100.00
163.12	60.00	Ps. 100.00
176.72	65.00	Ps. 100.00
190.31	70.00	Ps. 100.00
203.90	75.00	Ps. 100.00
217.50	80.00	Ps. 100.00
231.09	85.00	Ps. 100.00
244.68	90.00	Ps. 100.00
258.28	95.00	Ps. 100.00
271.87	100.00	Ps. 100.00
285.46	105.00	Ps. 105.00
299.06	110.00	Ps. 110.00
312.65	115.00	Ps. 115.00

Earnings Release | 1Q.2023
Banco Santander México	140

326.24	120.00	Ps. 120.00
339.84	125.00	Ps. 115.50
353.43	130.00	Ps. 115.50
367.02	135.00	Ps. 115.50
380.62	140.00	Ps. 115.50
394.21	145.00	Ps. 115.50
407.81	150.00	Ps. 115.50
421.40	155.00	Ps. 115.50
434.99	160.00	Ps. 115.50
448.59	165.00	Ps. 115.50
462.18	170.00	Ps. 115.50

QQQ406R DC052

Payment rights
under different scenarios of observed price
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
30.00
50.00
70.00
90.00
110.00
130.00
150.00
170.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00
51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00

Earnings Release | 1Q.2023
Banco Santander México	141

103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

QQQ401R DC062

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
13.76	5.00	Ps. 100.00
27.52	10.00	Ps. 100.00
41.27	15.00	Ps. 100.00
55.03	20.00	Ps. 100.00
68.79	25.00	Ps. 100.00
82.55	30.00	Ps. 100.00
96.30	35.00	Ps. 100.00
110.06	40.00	Ps. 100.00
123.82	45.00	Ps. 100.00
137.58	50.00	Ps. 100.00
151.33	55.00	Ps. 100.00
165.09	60.00	Ps. 100.00
178.85	65.00	Ps. 100.00
192.61	70.00	Ps. 100.00
206.36	75.00	Ps. 100.00
220.12	80.00	Ps. 100.00
233.88	85.00	Ps. 100.00
247.64	90.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	142

261.39	95.00	Ps. 100.00
275.15	100.00	Ps. 100.00
288.91	105.00	Ps. 105.00
302.67	110.00	Ps. 110.00
316.42	115.00	Ps. 115.00
330.18	120.00	Ps. 120.00
341.19	124.00	Ps. 124.00
354.94	129.00	Ps. 116.50
368.70	134.00	Ps. 116.50
382.46	139.00	Ps. 116.50
396.22	144.00	Ps. 116.50
409.97	149.00	Ps. 116.50
423.73	154.00	Ps. 116.50
437.49	159.00	Ps. 116.50
451.25	164.00	Ps. 116.50
465.00	169.00	Ps. 116.50

QQQ402R DC064

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.67	5.00	Ps. 100.00
29.33	10.00	Ps. 100.00
44.00	15.00	Ps. 100.00
58.67	20.00	Ps. 100.00
73.34	25.00	Ps. 100.00
88.00	30.00	Ps. 100.00
102.67	35.00	Ps. 100.00
117.34	40.00	Ps. 100.00
132.00	45.00	Ps. 100.00
146.67	50.00	Ps. 100.00
161.34	55.00	Ps. 100.00
176.00	60.00	Ps. 100.00
190.67	65.00	Ps. 100.00
205.34	70.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	143

220.01	75.00	Ps. 100.00
234.67	80.00	Ps. 100.00
249.34	85.00	Ps. 100.00
264.01	90.00	Ps. 100.00
278.67	95.00	Ps. 100.00
293.34	100.00	Ps. 100.00
308.01	105.00	Ps. 105.00
322.67	110.00	Ps. 110.00
337.34	115.00	Ps. 115.00
352.01	120.00	Ps. 120.00
363.74	124.00	Ps. 124.00
378.41	129.00	Ps. 116.50
393.08	134.00	Ps. 116.50
407.74	139.00	Ps. 116.50
422.41	144.00	Ps. 116.50
437.08	149.00	Ps. 116.50
451.74	154.00	Ps. 116.50
466.41	159.00	Ps. 116.50
481.08	164.00	Ps. 116.50
495.74	169.00	Ps. 116.50

QQQ402R DC067

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.84	5.00	Ps. 100.00
29.68	10.00	Ps. 100.00
44.52	15.00	Ps. 100.00
59.36	20.00	Ps. 100.00
74.21	25.00	Ps. 100.00
89.05	30.00	Ps. 100.00
103.89	35.00	Ps. 100.00
118.73	40.00	Ps. 100.00
133.57	45.00	Ps. 100.00
148.41	50.00	Ps. 100.00
163.25	55.00	Ps. 100.00
178.09	60.00	Ps. 100.00
192.93	65.00	Ps. 100.00
207.77	70.00	Ps. 100.00
222.62	75.00	Ps. 100.00
237.46	80.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	144

252.30	85.00	Ps. 100.00
267.14	90.00	Ps. 100.00
281.98	95.00	Ps. 100.00
296.82	100.00	Ps. 100.00
311.66	105.00	Ps. 105.00
326.50	110.00	Ps. 110.00
341.34	115.00	Ps. 115.00
356.18	120.00	Ps. 120.00
368.06	124.00	Ps. 124.00
382.90	129.00	Ps. 119.50
397.74	134.00	Ps. 119.50
412.58	139.00	Ps. 119.50
427.42	144.00	Ps. 119.50
442.26	149.00	Ps. 119.50
457.10	154.00	Ps. 119.50
471.94	159.00	Ps. 119.50
486.78	164.00	Ps. 119.50
501.63	169.00	Ps. 119.50

QQQ402R DC068

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.84	5.00	Ps. 100.00
29.68	10.00	Ps. 100.00
/44.52	15.00	Ps. 100.00
59.36	20.00	Ps. 100.00
74.21	25.00	Ps. 100.00
89.05	30.00	Ps. 100.00
103.89	35.00	Ps. 100.00
118.73	40.00	Ps. 100.00
133.57	45.00	Ps. 100.00
148.41	50.00	Ps. 100.00
163.25	55.00	Ps. 100.00
178.09	60.00	Ps. 100.00
192.93	65.00	Ps. 100.00
207.77	70.00	Ps. 100.00
222.62	75.00	Ps. 100.00
237.46	80.00	Ps. 100.00
252.30	85.00	Ps. 100.00
267.14	90.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	145

281.98	95.00	Ps. 100.00
296.82	100.00	Ps. 100.00
311.66	105.00	Ps. 105.00
326.50	110.00	Ps. 110.00
341.34	115.00	Ps. 115.00
356.18	120.00	Ps. 120.00
368.06	124.00	Ps. 124.00
382.90	129.00	Ps. 129.00
397.74	134.00	Ps. 134.00
412.58	139.00	Ps. 117.00
427.42	144.00	Ps. 117.00
442.26	149.00	Ps. 117.00
457.10	154.00	Ps. 117.00
471.94	159.00	Ps. 117.00
486.78	164.00	Ps. 117.00
501.63	169.00	Ps. 117.00

xvi)   SHOPIFY INC. (SHOP*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Shopify Inc. offers a cloud-based commerce platform. Its platform allows businesses to use multiple channels that serve as a showcase for the brand of each business. Serves clients in Canada.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	11.69	17.38	16,708,039.17
2019	12.98	40.88	18,985,527.62
2020	32.23	127.71	24,314,279.45

Earnings Release | 1Q.2023
Banco Santander México	146

2021	103.99	169.06	12,032,423.73
1st Sem. 2020	32.23	94.92	30,197,506.04
2nd Sem. 2020	87.08	127.71	18,495,000.98
1st Sem. 2021	103.99	150.84	13,758,574.53
2nd Sem. 2021	128.22	169.06	10,334,416.68
1st Sem. 2022	30.35	137.74	36,300,979.52
October 2022	25.67	34.23	32,128,033.16
November 2022	30.90	40.88	23,263,428.70
December 2022	32.64	43.40	19,348,089.45
January 2023	34.71	50.08	21,015,018.58
February 2023	40.48	53.63	22,345,720.14
March 2023	40.10	46.70	15,920,994.97

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SHP309L DC011

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
2.12	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
4.24	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
6.36	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
8.48	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
10.60	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
12.71	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
14.83	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
16.95	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
19.07	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
21.19	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
23.31	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
25.43	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
27.55	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00

Earnings Release | 1Q.2023
Banco Santander México	147

29.67	70.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
31.79	75.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
33.90	80.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
36.02	85.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
38.14	90.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
40.26	95.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
42.38	100.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
44.50	105.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
46.62	110.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
48.74	115.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
50.86	120.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
52.98	125.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
55.09	130.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
57.21	135.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
59.33	140.00	Ps. 0.00	Ps. 103.30	Ps. 103.30

xvii)	ISHARES SEMICONDUCTOR ETF (SOXX *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Semiconductor ETF is a US-incorporated exchange-traded fund. It seeks investment results that align with the performance of the ICE Semiconductor Index which is made up of US-listed stocks in the semiconductor sector.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	145.00	195.37	827,331.71
2019	148.71	252.82	619,474.10
2020	176.66	382.56	789,316.37
2021	375.21	555.63	972,272.17
1st Sem. 2020	176.66	272.82	1,046,450.71
2nd Sem. 2020	267.40	382.56	534,976.98
1st Sem. 2021	375.21	454.22	1,179,415.41
2nd Sem. 2021	426.32	555.63	768,506.27
1st Sem. 2022	349.61	553.10	1,551,260.41
October 2022	298.68	348.04	1,223,488.55

Earnings Release | 1Q.2023
Banco Santander México	148

November 2022	314.45	388.03	1,228,363.50
December 2022	337.53	386.59	928,105.97
January 2023	344.59	409.71	1,131,622.29
February 2023	400.52	434.57	1,154,971.75
March 2023	404.90	441.93	960,582.90

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SOX307R DC003

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
17.48	5.00	Ps. 97.50
34.96	10.00	Ps. 97.50
52.44	15.00	Ps. 97.50
69.92	20.00	Ps. 97.50
87.40	25.00	Ps. 97.50
104.88	30.00	Ps. 97.50
122.36	35.00	Ps. 97.50
139.84	40.00	Ps. 97.50
157.32	45.00	Ps. 97.50
174.81	50.00	Ps. 97.50
192.29	55.00	Ps. 97.50
209.77	60.00	Ps. 97.50
227.25	65.00	Ps. 97.50
244.73	70.00	Ps. 97.50
262.21	75.00	Ps. 97.50
279.69	80.00	Ps. 97.50
297.17	85.00	Ps. 97.50

Earnings Release | 1Q.2023
Banco Santander México	149

314.65	90.00	Ps. 97.50
325.14	93.00	Ps. 97.50
332.13	95.00	Ps. 97.50
349.61	100.00	Ps. 100.00
353.11	101.00	Ps. 101.00
360.10	103.00	Ps. 103.00
377.58	108.00	Ps. 108.00
384.57	110.00	Ps. 110.00
402.05	115.00	Ps. 115.00
419.53	120.00	Ps. 120.00
454.49	130.00	Ps. 130.00
468.48	134.00	Ps. 134.00
485.96	139.00	Ps. 110.00
503.44	144.00	Ps. 110.00
520.92	149.00	Ps. 110.00
538.40	154.00	Ps. 110.00
555.88	159.00	Ps. 110.00

SOX307R DC005

Market Price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
19.42	5.00	Ps. 97.50
38.83	10.00	Ps. 97.50
58.25	15.00	Ps. 97.50
77.66	20.00	Ps. 97.50
97.08	25.00	Ps. 97.50
116.49	30.00	Ps. 97.50
135.91	35.00	Ps. 97.50
155.32	40.00	Ps. 97.50
174.74	45.00	Ps. 97.50
194.15	50.00	Ps. 97.50
213.57	55.00	Ps. 97.50
232.98	60.00	Ps. 97.50
252.40	65.00	Ps. 97.50
271.81	70.00	Ps. 97.50
291.23	75.00	Ps. 97.50
310.64	80.00	Ps. 97.50
330.06	85.00	Ps. 97.50
349.47	90.00	Ps. 97.50
361.12	93.00	Ps. 97.50
368.89	95.00	Ps. 97.50
388.30	100.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	150

392.18	101.00	Ps. 101.00
399.95	103.00	Ps. 103.00
419.36	108.00	Ps. 108.00
427.13	110.00	Ps. 110.00
446.55	115.00	Ps. 115.00
465.96	120.00	Ps. 120.00
504.79	130.00	Ps. 130.00
520.32	134.00	Ps. 134.00
539.74	139.00	Ps. 111.00
559.15	144.00	Ps. 111.00
578.57	149.00	Ps. 111.00
597.98	154.00	Ps. 111.00
617.40	159.00	Ps. 111.00

SOX309R DC006

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
18.48	5.00	Ps. 97.50
36.97	10.00	Ps. 97.50
55.45	15.00	Ps. 97.50
73.94	20.00	Ps. 97.50

Earnings Release | 1Q.2023
Banco Santander México	151

92.42	25.00	Ps. 97.50
110.91	30.00	Ps. 97.50
129.39	35.00	Ps. 97.50
147.88	40.00	Ps. 97.50
166.36	45.00	Ps. 97.50
184.85	50.00	Ps. 97.50
203.33	55.00	Ps. 97.50
221.81	60.00	Ps. 97.50
240.30	65.00	Ps. 97.50
258.78	70.00	Ps. 97.50
277.27	75.00	Ps. 97.50
295.75	80.00	Ps. 97.50
314.24	85.00	Ps. 97.50
332.72	90.00	Ps. 97.50
343.81	93.00	Ps. 97.50
351.21	95.00	Ps. 97.50
369.69	100.00	Ps. 100.00
373.39	101.00	Ps. 101.00
380.78	103.00	Ps. 103.00
399.27	108.00	Ps. 108.00
406.66	110.00	Ps. 110.00
425.14	115.00	Ps. 115.00
443.63	120.00	Ps. 120.00
480.60	130.00	Ps. 130.00
495.38	134.00	Ps. 134.00
513.87	139.00	Ps. 112.00
532.35	144.00	Ps. 112.00
550.84	149.00	Ps. 112.00
569.32	154.00	Ps. 112.00
587.81	159.00	Ps. 112.00

xviii)	SPDR S&P 500 ETF Trust (SPY*)

Stock Market where it is quoted

New York Stock Exchange

Description:

SPDR S&P 500 ETF Trust is a US-incorporated Exchange-Traded Fund. Tracks the S&P 500 Index. Comprises portfolio representing all 500 stocks in the S&P 500 Index. Owned mostly large-cap US stocks. Structure as a real estate investment unit and pay dividends every quarter. Positions are weighted by market capitalization.

Historical Evolution:

Comparison base: March 31, 2018

Earnings Release | 1Q.2023
Banco Santander México	152

Period	Minimum price	Maximum price	Average (securities)
2018	234.34	293.58	92,883,540.97
2019	244.21	322.94	72,522,148.50
2020	222.95	373.88	102,732,265.23
2021	368.79	477.48	75,508,818.86
1st Sem. 2020	222.95	338.34	135,683,264.80
2nd Sem. 2020	310.52	373.88	70,139,428.71
1st Sem. 2021	368.79	428.06	78,234,150.76
2nd Sem. 2021	424.97	477.48	72,827,921.72
1st Sem. 2022	365.86	477.71	109,649,016.60
October 2022	356.56	389.02	105,093,161.65
November 2022	371.01	407.68	81,866,748.30
December 2022	376.66	407.38	82,995,636.61
January 2023	379.38	406.48	79,480,336.58
February 2023	396.26	416.78	86,371,411.25
March 2023	385.36	404.47	115,339,687.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SPY304R DC152

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.100.00
22.17	5.00	Ps.100.00
44.33	10.00	Ps.100.00
66.50	15.00	Ps.100.00
88.66	20.00	Ps.100.00
110.83	25.00	Ps.100.00
132.99	30.00	Ps.100.00
155.16	35.00	Ps.100.00
177.32	40.00	Ps.100.00

Earnings Release | 1Q.2023
Banco Santander México	153

199.49	45.00	Ps.100.00
221.66	50.00	Ps.100.00
243.82	55.00	Ps.100.00
265.99	60.00	Ps.100.00
288.15	65.00	Ps.100.00
310.32	70.00	Ps.100.00
332.48	75.00	Ps.100.00
354.65	80.00	Ps.100.00
376.81	85.00	Ps.100.00
398.98	90.00	Ps.100.00
421.14	95.00	Ps.100.00
443.31	100.00	Ps.100.00
465.48	105.00	Ps.105.00
487.64	110.00	Ps.110.00
509.81	115.00	Ps.115.00
531.97	120.00	Ps.120.00
554.14	125.00	Ps.108.00
576.30	130.00	Ps.108.00
598.47	135.00	Ps.108.00
620.63	140.00	Ps.108.00
642.80	145.00	Ps.108.00
664.97	150.00	Ps.108.00
687.13	155.00	Ps.108.00
709.30	160.00	Ps.108.00
731.46	170.00	Ps.108.00

SPY305R DC155

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
21.39	5.00	Ps. 100.00
42.78	10.00	Ps. 100.00
64.17	15.00	Ps. 100.00
85.56	20.00	Ps. 100.00
106.95	25.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	154

128.34	30.00	Ps. 100.00
149.73	35.00	Ps. 100.00
171.12	40.00	Ps. 100.00
192.51	45.00	Ps. 100.00
213.91	50.00	Ps. 100.00
235.30	55.00	Ps. 100.00
256.69	60.00	Ps. 100.00
278.08	65.00	Ps. 100.00
299.47	70.00	Ps. 100.00
320.86	75.00	Ps. 100.00
342.25	80.00	Ps. 100.00
363.64	85.00	Ps. 100.00
385.03	90.00	Ps. 100.00
406.42	95.00	Ps. 100.00
427.81	100.00	Ps. 100.00
449.20	105.00	Ps. 105.00
470.59	110.00	Ps. 110.00
491.98	115.00	Ps. 115.00
513.37	120.00	Ps. 120.00
534.76	125.00	Ps. 108.00
556.15	130.00	Ps. 108.00
577.54	135.00	Ps. 108.00
598.93	140.00	Ps. 108.00
620.32	145.00	Ps. 108.00
641.72	150.00	Ps. 108.00
663.11	155.00	Ps. 108.00
684.50	160.00	Ps. 108.00
705.89	165.00	Ps. 108.00
727.28	170.00	Ps. 108.00

SPY306R DC163

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
18.90	5.00	Ps. 100.00
37.81	10.00	Ps. 100.00
56.71	15.00	Ps. 100.00
75.61	20.00	Ps. 100.00
94.52	25.00	Ps. 100.00
113.42	30.00	Ps. 100.00
132.32	35.00	Ps. 100.00
151.22	40.00	Ps. 100.00
170.13	45.00	Ps. 100.00
189.03	50.00	Ps. 100.00
207.93	55.00	Ps. 100.00
226.84	60.00	Ps. 100.00
245.74	65.00	Ps. 100.00
264.64	70.00	Ps. 100.00
283.55	75.00	Ps. 100.00
302.45	80.00	Ps. 100.00
321.35	85.00	Ps. 100.00
340.25	90.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	155

359.16	95.00	Ps. 100.00
378.06	100.00	Ps. 100.00
396.96	105.00	Ps. 105.00
415.87	110.00	Ps. 110.00
434.77	115.00	Ps. 115.00
453.67	120.00	Ps. 120.00
472.58	125.00	Ps. 110.00
491.48	130.00	Ps. 110.00
510.38	135.00	Ps. 110.00
529.28	140.00	Ps. 110.00
548.19	145.00	Ps. 110.00
567.09	150.00	Ps. 110.00
585.99	155.00	Ps. 110.00
604.90	160.00	Ps. 110.00
623.80	165.00	Ps. 110.00
642.70	170.00	Ps. 110.00

SPY307R DC171

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
18.90	5.00	Ps. 100.00
37.81	10.00	Ps. 100.00
56.71	15.00	Ps. 100.00
75.61	20.00	Ps. 100.00
94.52	25.00	Ps. 100.00
113.42	30.00	Ps. 100.00
132.32	35.00	Ps. 100.00
151.22	40.00	Ps. 100.00
170.13	45.00	Ps. 100.00
189.03	50.00	Ps. 100.00
207.93	55.00	Ps. 100.00
226.84	60.00	Ps. 100.00
245.74	65.00	Ps. 100.00
264.64	70.00	Ps. 100.00
283.55	75.00	Ps. 100.00
302.45	80.00	Ps. 100.00
321.35	85.00	Ps. 100.00
340.25	90.00	Ps. 100.00
359.16	95.00	Ps. 100.00
378.06	100.00	Ps. 100.00
396.96	105.00	Ps. 105.00
415.87	110.00	Ps. 110.00
434.77	115.00	Ps. 115.00
453.67	120.00	Ps. 120.00
472.58	125.00	Ps. 110.00
491.48	130.00	Ps. 110.00
510.38	135.00	Ps. 110.00

Earnings Release | 1Q.2023
Banco Santander México	156

529.28	140.00	Ps. 110.00
548.19	145.00	Ps. 110.00
567.09	150.00	Ps. 110.00
585.99	155.00	Ps. 110.00
604.90	160.00	Ps. 110.00
623.80	165.00	Ps. 110.00
642.70	170.00	Ps. 110.00

SPY307R DC175

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.94	5.00	Ps. 100.00
39.88	10.00	Ps. 100.00
59.82	15.00	Ps. 100.00
79.76	20.00	Ps. 100.00
99.70	25.00	Ps. 100.00
119.64	30.00	Ps. 100.00
139.58	35.00	Ps. 100.00
159.52	40.00	Ps. 100.00
179.46	45.00	Ps. 100.00
199.40	50.00	Ps. 100.00
219.33	55.00	Ps. 100.00
239.27	60.00	Ps. 100.00
259.21	65.00	Ps. 100.00
279.15	70.00	Ps. 100.00
299.09	75.00	Ps. 100.00
319.03	80.00	Ps. 100.00
338.97	85.00	Ps. 100.00
358.91	90.00	Ps. 100.00
378.85	95.00	Ps. 100.00
398.79	100.00	Ps. 100.00
418.73	105.00	Ps. 105.00
438.67	110.00	Ps. 110.00
458.61	115.00	Ps. 115.00
478.55	120.00	Ps. 120.00
498.49	125.00	Ps. 111.00
518.43	130.00	Ps. 111.00
538.37	135.00	Ps. 111.00

Earnings Release | 1Q.2023
Banco Santander México	157

558.31	140.00	Ps. 111.00
578.25	145.00	Ps. 111.00
598.19	150.00	Ps. 111.00
618.12	155.00	Ps. 111.00
638.06	160.00	Ps. 111.00
658.00	165.00	Ps. 111.00
677.94	170.00	Ps. 111.00

SPY308R DC184

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.62	5.00	Ps. 100.00
41.24	10.00	Ps. 100.00
61.85	15.00	Ps. 100.00
82.47	20.00	Ps. 100.00
103.09	25.00	Ps. 100.00
123.71	30.00	Ps. 100.00
144.32	35.00	Ps. 100.00
164.94	40.00	Ps. 100.00
185.56	45.00	Ps. 100.00
206.18	50.00	Ps. 100.00
226.79	55.00	Ps. 100.00
247.41	60.00	Ps. 100.00
268.03	65.00	Ps. 100.00
288.65	70.00	Ps. 100.00
309.26	75.00	Ps. 100.00
329.88	80.00	Ps. 100.00
350.50	85.00	Ps. 100.00
371.12	90.00	Ps. 100.00
391.73	95.00	Ps. 100.00
412.35	100.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	158

432.97	105.00	Ps. 105.00
453.59	110.00	Ps. 110.00
474.20	115.00	Ps. 115.00
494.82	120.00	Ps. 120.00
515.44	125.00	Ps. 112.00
536.06	130.00	Ps. 112.00
556.67	135.00	Ps. 112.00
577.29	140.00	Ps. 112.00
597.91	145.00	Ps. 112.00
618.53	150.00	Ps. 112.00
639.14	155.00	Ps. 112.00
659.76	160.00	Ps. 112.00
680.38	165.00	Ps. 112.00
701.00	170.00	Ps. 112.00

SPY308R DC187

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.98	5.00	Ps. 100.00
41.95	10.00	Ps. 100.00
62.93	15.00	Ps. 100.00
83.90	20.00	Ps. 100.00
104.88	25.00	Ps. 100.00
125.85	30.00	Ps. 100.00
146.83	35.00	Ps. 100.00
167.80	40.00	Ps. 100.00
188.78	45.00	Ps. 100.00
209.76	50.00	Ps. 100.00
230.73	55.00	Ps. 100.00
251.71	60.00	Ps. 100.00
272.68	65.00	Ps. 100.00
293.66	70.00	Ps. 100.00
314.63	75.00	Ps. 100.00
335.61	80.00	Ps. 100.00
356.58	85.00	Ps. 100.00
377.56	90.00	Ps. 100.00
398.53	95.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	159

419.51	100.00	Ps. 100.00
440.49	105.00	Ps. 105.00
461.46	110.00	Ps. 110.00
482.44	115.00	Ps. 115.00
503.41	120.00	Ps. 120.00
524.39	125.00	Ps. 113.50
545.36	130.00	Ps. 113.50
566.34	135.00	Ps. 113.50
587.31	140.00	Ps. 113.50
608.29	145.00	Ps. 113.50
629.27	150.00	Ps. 113.50
650.24	155.00	Ps. 113.50
671.22	160.00	Ps. 113.50
692.19	165.00	Ps. 113.50
713.17	170.00	Ps. 113.50

SPY309R DC190

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.76	5.00	Ps. 100.00
39.52	10.00	Ps. 100.00
59.28	15.00	Ps. 100.00
79.04	20.00	Ps. 100.00
98.80	25.00	Ps. 100.00
118.55	30.00	Ps. 100.00
138.31	35.00	Ps. 100.00
158.07	40.00	Ps. 100.00
177.83	45.00	Ps. 100.00
197.59	50.00	Ps. 100.00
217.35	55.00	Ps. 100.00
237.11	60.00	Ps. 100.00
256.87	65.00	Ps. 100.00
276.63	70.00	Ps. 100.00
296.39	75.00	Ps. 100.00
316.14	80.00	Ps. 100.00
335.90	85.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	160

355.66	90.00	Ps. 100.00
375.42	95.00	Ps. 100.00
395.18	100.00	Ps. 100.00
414.94	105.00	Ps. 105.00
434.70	110.00	Ps. 110.00
454.46	115.00	Ps. 115.00
474.22	120.00	Ps. 120.00
493.98	125.00	Ps. 113.50
513.73	130.00	Ps. 113.50
533.49	135.00	Ps. 113.50
553.25	140.00	Ps. 113.50
573.01	145.00	Ps. 113.50
592.77	150.00	Ps. 113.50
612.53	155.00	Ps. 113.50
632.29	160.00	Ps. 113.50
652.05	165.00	Ps. 113.50
671.81	170.00	Ps. 113.50

SPY309R DC195

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
18.71	5.00	Ps. 100.00
37.42	10.00	Ps. 100.00
56.13	15.00	Ps. 100.00
74.84	20.00	Ps. 100.00
93.56	25.00	Ps. 100.00
112.27	30.00	Ps. 100.00
130.98	35.00	Ps. 100.00
149.69	40.00	Ps. 100.00
168.40	45.00	Ps. 100.00
187.11	50.00	Ps. 100.00
205.82	55.00	Ps. 100.00
224.53	60.00	Ps. 100.00
243.24	65.00	Ps. 100.00
261.95	70.00	Ps. 100.00
280.67	75.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	161

299.38	80.00	Ps. 100.00
318.09	85.00	Ps. 100.00
336.80	90.00	Ps. 100.00
355.51	95.00	Ps. 100.00
374.22	100.00	Ps. 100.00
392.93	105.00	Ps. 105.00
411.64	110.00	Ps. 110.00
430.35	115.00	Ps. 115.00
449.06	120.00	Ps. 120.00
467.78	125.00	Ps. 114.50
486.49	130.00	Ps. 114.50
505.20	135.00	Ps. 114.50
523.91	140.00	Ps. 114.50
542.62	145.00	Ps. 114.50
561.33	150.00	Ps. 114.50
580.04	155.00	Ps. 114.50
598.75	160.00	Ps. 114.50
617.46	165.00	Ps. 114.50
636.17	170.00	Ps. 114.50

SPY310R DC200

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
18.14	5.00	Ps. 100.00
36.28	10.00	Ps. 100.00
54.42	15.00	Ps. 100.00
72.56	20.00	Ps. 100.00
90.70	25.00	Ps. 100.00
108.84	30.00	Ps. 100.00
126.98	35.00	Ps. 100.00
145.12	40.00	Ps. 100.00
163.26	45.00	Ps. 100.00
181.40	50.00	Ps. 100.00
199.53	55.00	Ps. 100.00
217.67	60.00	Ps. 100.00
235.81	65.00	Ps. 100.00
253.95	70.00	Ps. 100.00
272.09	75.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	162

290.23	80.00	Ps. 100.00
308.37	85.00	Ps. 100.00
326.51	90.00	Ps. 100.00
344.65	95.00	Ps. 100.00
362.79	100.00	Ps. 100.00
380.93	105.00	Ps. 105.00
399.07	110.00	Ps. 110.00
417.21	115.00	Ps. 115.00
435.35	120.00	Ps. 120.00
453.49	125.00	Ps. 115.50
471.63	130.00	Ps. 115.50
489.77	135.00	Ps. 115.50
507.91	140.00	Ps. 115.50
526.05	145.00	Ps. 115.50
544.19	150.00	Ps. 115.50
562.32	155.00	Ps. 115.50
580.46	160.00	Ps. 115.50
598.60	165.00	Ps. 115.50
616.74	170.00	Ps. 115.50

SPY311R DC205

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.00	5.00	Ps. 100.00
38.00	10.00	Ps. 100.00
57.00	15.00	Ps. 100.00
76.00	20.00	Ps. 100.00
95.00	25.00	Ps. 100.00
113.99	30.00	Ps. 100.00
132.99	35.00	Ps. 100.00
151.99	40.00	Ps. 100.00
170.99	45.00	Ps. 100.00
189.99	50.00	Ps. 100.00
208.99	55.00	Ps. 100.00
227.99	60.00	Ps. 100.00
246.99	65.00	Ps. 100.00
265.99	70.00	Ps. 100.00
284.99	75.00	Ps. 100.00
303.98	80.00	Ps. 100.00
322.98	85.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	163

341.98	90.00	Ps. 100.00
360.98	95.00	Ps. 100.00
379.98	100.00	Ps. 100.00
398.98	105.00	Ps. 105.00
417.98	110.00	Ps. 110.00
436.98	115.00	Ps. 115.00
455.98	120.00	Ps. 120.00
474.98	125.00	Ps. 117.50
493.97	130.00	Ps. 117.50
512.97	135.00	Ps. 117.50
531.97	140.00	Ps. 117.50
550.97	145.00	Ps. 117.50
569.97	150.00	Ps. 117.50
588.97	155.00	Ps. 117.50
607.97	160.00	Ps. 117.50
626.97	165.00	Ps. 117.50
645.97	170.00	Ps. 117.50

SPY405R DC210

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00
51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00

Earnings Release | 1Q.2023
Banco Santander México	164

92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

SPY406R DC215

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00

Earnings Release | 1Q.2023
Banco Santander México	165

51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

SPY401R DC225

Earnings Release | 1Q.2023
Banco Santander México	166

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.43	5.00	Ps. 100.00
38.86	10.00	Ps. 100.00
58.30	15.00	Ps. 100.00
77.73	20.00	Ps. 100.00
97.16	25.00	Ps. 100.00
116.59	30.00	Ps. 100.00
136.02	35.00	Ps. 100.00
155.46	40.00	Ps. 100.00
174.89	45.00	Ps. 100.00
194.32	50.00	Ps. 100.00
213.75	55.00	Ps. 100.00
233.18	60.00	Ps. 100.00
252.62	65.00	Ps. 100.00
272.05	70.00	Ps. 100.00
291.48	75.00	Ps. 100.00
310.91	80.00	Ps. 100.00
330.34	85.00	Ps. 100.00
349.78	90.00	Ps. 100.00
369.21	95.00	Ps. 100.00
388.64	100.00	Ps. 100.00
408.07	105.00	Ps. 105.00
427.50	110.00	Ps. 110.00
446.94	115.00	Ps. 115.00
470.25	121.00	Ps. 121.00
489.69	126.00	Ps. 116.50
509.12	131.00	Ps. 116.50
528.55	136.00	Ps. 116.50
547.98	141.00	Ps. 116.50
567.41	146.00	Ps. 116.50
586.85	151.00	Ps. 116.50
606.28	156.00	Ps. 116.50
625.71	161.00	Ps. 116.50
645.14	166.00	Ps. 116.50
664.57	171.00	Ps. 116.50

SPY402R DC229

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.28	5.00	Ps. 100.00
40.57	10.00	Ps. 100.00
60.85	15.00	Ps. 100.00
81.14	20.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	167

101.42	25.00	Ps. 100.00
121.70	30.00	Ps. 100.00
141.99	35.00	Ps. 100.00
162.27	40.00	Ps. 100.00
182.56	45.00	Ps. 100.00
202.84	50.00	Ps. 100.00
223.12	55.00	Ps. 100.00
243.41	60.00	Ps. 100.00
263.69	65.00	Ps. 100.00
283.98	70.00	Ps. 100.00
304.26	75.00	Ps. 100.00
324.54	80.00	Ps. 100.00
344.83	85.00	Ps. 100.00
365.11	90.00	Ps. 100.00
385.40	95.00	Ps. 100.00
405.68	100.00	Ps. 100.00
425.96	105.00	Ps. 105.00
446.25	110.00	Ps. 110.00
466.53	115.00	Ps. 115.00
486.82	120.00	Ps. 120.00
507.10	125.00	Ps. 116.50
527.38	130.00	Ps. 116.50
547.67	135.00	Ps. 116.50
567.95	140.00	Ps. 116.50
588.24	145.00	Ps. 116.50
608.52	150.00	Ps. 116.50
628.80	155.00	Ps. 116.50
649.09	160.00	Ps. 116.50
669.37	165.00	Ps. 116.50
689.66	170.00	Ps. 116.50

SPY408R DC232

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
19.50	5.00	Ps. 95.00
39.00	10.00	Ps. 95.00
58.50	15.00	Ps. 95.00
78.00	20.00	Ps. 95.00
97.50	25.00	Ps. 95.00

Earnings Release | 1Q.2023
Banco Santander México	168

117.00	30.00	Ps. 95.00
136.50	35.00	Ps. 95.00
156.00	40.00	Ps. 95.00
175.50	45.00	Ps. 95.00
195.00	50.00	Ps. 95.00
214.50	55.00	Ps. 95.00
234.00	60.00	Ps. 95.00
253.50	65.00	Ps. 95.00
273.00	70.00	Ps. 95.00
292.50	75.00	Ps. 95.00
312.00	80.00	Ps. 95.00
331.50	85.00	Ps. 95.00
351.00	90.00	Ps. 95.00
370.50	95.00	Ps. 95.00
380.25	97.50	Ps. 97.50
382.20	98.00	Ps. 98.00
386.10	99.00	Ps. 99.00
390.00	100.00	Ps. 100.00
409.50	105.00	Ps. 105.00
429.00	110.00	Ps. 110.00
448.50	115.00	Ps. 115.00
468.00	120.00	Ps. 120.00
487.50	125.00	Ps. 125.00
507.00	130.00	Ps. 130.00
518.70	133.00	Ps. 133.00
538.20	138.00	Ps. 118.00
557.70	143.00	Ps. 118.00
577.20	148.00	Ps. 118.00
596.70	153.00	Ps. 118.00

SPY402R DC236

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.03	5.00	Ps. 100.00
40.07	10.00	Ps. 100.00
60.10	15.00	Ps. 100.00
80.13	20.00	Ps. 100.00
100.17	25.00	Ps. 100.00

Earnings Release | 1Q.2023
Banco Santander México	169

120.20	30.00	Ps. 100.00
140.23	35.00	Ps. 100.00
160.26	40.00	Ps. 100.00
180.30	45.00	Ps. 100.00
200.33	50.00	Ps. 100.00
220.36	55.00	Ps. 100.00
240.40	60.00	Ps. 100.00
260.43	65.00	Ps. 100.00
280.46	70.00	Ps. 100.00
300.50	75.00	Ps. 100.00
320.53	80.00	Ps. 100.00
340.56	85.00	Ps. 100.00
360.59	90.00	Ps. 100.00
380.63	95.00	Ps. 100.00
400.66	100.00	Ps. 100.00
420.69	105.00	Ps. 105.00
440.73	110.00	Ps. 110.00
460.76	115.00	Ps. 115.00
476.79	119.00	Ps. 119.00
486.80	121.50	Ps. 121.50
500.83	125.00	Ps. 119.50
504.83	126.00	Ps. 119.50
524.86	131.00	Ps. 119.50
504.83	126.00	Ps. 119.50
564.93	141.00	Ps. 119.50
584.96	146.00	Ps. 119.50
605.00	151.00	Ps. 119.50
625.03	156.00	Ps. 119.50
645.06	161.00	Ps. 119.50

xix)	Tesla, Inc. (TSLA*)

Stock Market where it is quoted:

NASDAQ

Description:

Tesla, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: March 31, 2018

Earnings Release | 1Q.2023
Banco Santander México	170

Period	Minimum price	Maximum price	Average (securities)
2018	16.70	25.31	140,710,281.06
2019	11.93	28.73	140,793,341.47
2020	24.08	235.22	222,381,219.46
2021	187.67	409.97	82,369,507.54
1st Sem. 2020	24.08	71.99	255,164,554.12
2nd Sem. 2020	74.64	235.22	189,954,225.39
1st Sem. 2021	187.67	294.36	98,129,023.03
2nd Sem. 2021	214.46	409.97	66,866,940.67
1st Sem. 2022	209.39	399.93	84,038,156.40
October 2022	204.99	265.25	81,188,575.26
November 2022	167.87	227.82	89,148,030.30
December 2022	109.10	194.86	136,712,743.68
January 2023	108.10	177.90	196,384,387.97
February 2023	181.41	214.24	193,801,843.57
March 2023	172.92	202.77	144,438,491.43

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

TSL304L DC082

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
10.83	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
21.65	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
32.48	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
43.30	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
54.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
64.95	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
75.78	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
86.60	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
97.43	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00

Earnings Release | 1Q.2023
Banco Santander México	171

108.25	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
119.08	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
129.90	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
140.73	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
151.55	70.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
162.38	75.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
173.20	80.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
184.03	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
194.85	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
205.68	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
216.50	100.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
227.33	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
238.15	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
248.98	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
259.80	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
270.63	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
281.45	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
292.28	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
303.10	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50

xx)	Energy Select Sector SPDR (XLE *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US Follow the performance of The Energy Select Sector Index. Holds large cap energy stocks in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	53.84	78.91	16,133,215.51
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2021	37.90	59.14	29,938,403.21
1st Sem. 2020	23.57	60.87	32,986,907.84

Earnings Release | 1Q.2023
Banco Santander México	172

2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,563,188.91
2nd Sem. 2021	45.79	59.14	28,340,108.58
1st Sem. 2022	55.50	92.28	38,560,853.67
October 2022	72.02	90.00	26,095,617.26
November 2022	88.53	94.08	23,828,782.57
December 2022	82.68	90.85	20,478,935.03
January 2023	84.39	93.11	17,178,033.32
February 2023	83.51	90.21	18,979,084.64
March 2023	76.97	87.30	26,027,725.80

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2023
Banco Santander México	173

Quantitative examples that ilustrate possible gains or losses

XLE304R DC019

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 85.00
3.82	5.00	Ps. 85.00
7.64	10.00	Ps. 85.00
11.47	15.00	Ps. 85.00
15.29	20.00	Ps. 85.00
19.11	25.00	Ps. 85.00
22.93	30.00	Ps. 85.00
26.75	35.00	Ps. 85.00
30.58	40.00	Ps. 85.00
34.40	45.00	Ps. 85.00
38.22	50.00	Ps. 85.00
42.04	55.00	Ps. 85.00
45.86	60.00	Ps. 85.00
49.69	65.00	Ps. 85.00
53.51	70.00	Ps. 85.00
57.33	75.00	Ps. 85.00
61.15	80.00	Ps. 85.00
64.97	85.00	Ps. 85.00
68.80	90.00	Ps. 90.00
72.62	95.00	Ps. 95.00
76.44	100.00	Ps. 100.00
77.97	102.00	Ps. 103.24
77.20	101.00	Ps. 101.62
78.73	103.00	Ps. 104.86
82.56	108.00	Ps. 112.96
84.08	110.00	Ps. 116.20
87.91	115.00	Ps. 124.30
91.73	120.00	Ps. 132.40
95.55	125.00	Ps. 132.40
99.37	130.00	Ps. 132.40
103.19	135.00	Ps. 132.40
107.02	140.00	Ps. 132.40
110.84	145.00	Ps. 132.40
114.66	150.00	Ps. 132.40
122.30	160.00	Ps. 132.40

Earnings Release | 1Q.2023
Banco Santander México	174

XLE310R DC020

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
3.60	5.00	Ps. 100.00
7.20	10.00	Ps. 100.00
10.80	15.00	Ps. 100.00
14.40	20.00	Ps. 100.00
18.01	25.00	Ps. 100.00
21.61	30.00	Ps. 100.00
25.21	35.00	Ps. 100.00
28.81	40.00	Ps. 100.00
32.41	45.00	Ps. 100.00
36.01	50.00	Ps. 100.00
39.61	55.00	Ps. 100.00
43.21	60.00	Ps. 100.00
46.81	65.00	Ps. 100.00
50.41	70.00	Ps. 100.00
54.02	75.00	Ps. 100.00
57.62	80.00	Ps. 100.00
61.22	85.00	Ps. 100.00
64.82	90.00	Ps. 100.00
68.42	95.00	Ps. 100.00
72.02	100.00	Ps. 100.00
75.62	105.00	Ps. 105.00
79.22	110.00	Ps. 110.00
82.82	115.00	Ps. 115.00
86.42	120.00	Ps. 120.00
90.03	125.00	Ps. 125.00
93.63	130.00	Ps. 130.00
97.23	135.00	Ps. 115.50
100.83	140.00	Ps. 115.50
104.43	145.00	Ps. 115.50
108.03	150.00	Ps. 115.50
111.63	155.00	Ps. 115.50
115.23	160.00	Ps. 115.50
118.83	165.00	Ps. 115.50
122.43	170.00	Ps. 115.50

Earnings Release | 1Q.2023
Banco Santander México	175

XLE310R DC021

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
4.22	5.00	Ps. 100.00
8.45	10.00	Ps. 100.00
12.67	15.00	Ps. 100.00
16.90	20.00	Ps. 100.00
21.12	25.00	Ps. 100.00
25.35	30.00	Ps. 100.00
29.57	35.00	Ps. 100.00
33.80	40.00	Ps. 100.00
38.02	45.00	Ps. 100.00
42.25	50.00	Ps. 100.00
46.47	55.00	Ps. 100.00
50.69	60.00	Ps. 100.00
54.92	65.00	Ps. 100.00
59.14	70.00	Ps. 100.00
63.37	75.00	Ps. 100.00
67.59	80.00	Ps. 100.00
71.82	85.00	Ps. 100.00
76.04	90.00	Ps. 100.00
80.27	95.00	Ps. 100.00
84.49	100.00	Ps. 100.00
88.71	105.00	Ps. 105.00
92.94	110.00	Ps. 110.00
97.16	115.00	Ps. 115.00
101.39	120.00	Ps. 120.00
105.61	125.00	Ps. 125.00
109.84	130.00	Ps. 130.00
113.22	134.00	Ps. 134.00
117.44	139.00	Ps. 117.00
121.67	144.00	Ps. 117.00
125.89	149.00	Ps. 117.00
130.11	154.00	Ps. 117.00
134.34	159.00	Ps. 117.00
138.56	164.00	Ps. 117.00
142.79	169.00	Ps. 117.00

xxi)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted

New York Stock Exchange

Earnings Release | 1Q.2023
Banco Santander México	176

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business' range from investment management to commercial & business banking.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	22.31	28.98	61,049,009.16
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2021	28.95	40.62	55,157,648.64
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
2nd Sem. 2021	35.11	40.62	52,200,475.72
1st Sem. 2022	30.84	41.42	72,143,869.63
October 2022	30.29	34.19	45,077,538.06
November 2022	33.30	36.31	37,570,094.10
December 2022	33.40	36.10	40,375,462.32
January 2023	34.20	36.56	43,410,123.81
February 2023	35.60	37.00	37,281,659.54
March 2023	30.98	36.02	88,526,697.33

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2023
Banco Santander México	177

Quantitative examples that ilustrate possible gains or losses

XLF311R DC024

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
1.70	5.00	Ps. 100.00
3.40	10.00	Ps. 100.00
5.10	15.00	Ps. 100.00
6.80	20.00	Ps. 100.00
8.50	25.00	Ps. 100.00
10.19	30.00	Ps. 100.00
11.89	35.00	Ps. 100.00
13.59	40.00	Ps. 100.00
15.29	45.00	Ps. 100.00
16.99	50.00	Ps. 100.00
18.69	55.00	Ps. 100.00
20.39	60.00	Ps. 100.00
22.09	65.00	Ps. 100.00
23.79	70.00	Ps. 100.00
25.49	75.00	Ps. 100.00
27.18	80.00	Ps. 100.00
28.88	85.00	Ps. 100.00
30.58	90.00	Ps. 100.00
32.28	95.00	Ps. 100.00
33.98	100.00	Ps. 100.00
35.68	105.00	Ps. 105.00
37.38	110.00	Ps. 110.00
39.08	115.00	Ps. 115.00
40.78	120.00	Ps. 120.00
42.48	125.00	Ps. 125.00
44.17	130.00	Ps. 116.75
45.87	135.00	Ps. 116.75
47.57	140.00	Ps. 116.75
49.27	145.00	Ps. 116.75
50.97	150.00	Ps. 116.75
52.67	155.00	Ps. 116.75
54.37	160.00	Ps. 116.75
56.07	165.00	Ps. 116.75
57.77	170.00	Ps. 116.75

xxii)	TECHNOLOGY SELECT SECTOR SPDR (XLK *)

Earnings Release | 1Q.2023
Banco Santander México	178

Stock Market where it is quoted

New York Stock Exchange

Description:

Technology Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US The ETF tracks the performance of The Technology Select Sector Index. It has large and medium cap technology stocks. Its largest investment allocation is in the United States. The ETF weights stocks using a market capitalization methodology.

Historical Evolution:

Comparison base: March 31, 2018

Period	Minimum price	Maximum price	Average (securities)
2018	57.62	75.93	15,733,451.28
2019	58.89	91.92	11,893,282.03
2020	70.40	130.52	13,347,617.79
2021	125.83	176.65	8,572,452.23
1st Sem. 2020	70.40	104.63	17,049,376.79
2nd Sem. 2020	104.66	130.52	9,686,095.30
1st Sem. 2021	125.83	147.82	7,739,826.08
2nd Sem. 2021	147.91	176.65	9,391,502.96
1st Sem. 2022	123.49	175.52	12,591,871.76
October 2022	116.56	129.58	8,383,304.68
November 2022	118.82	135.96	6,391,662.90
December 2022	121.43	136.15	6,428,096.35
January 2023	121.18	136.70	6,583,424.55
February 2023	136.09	144.09	6,414,160.25
March 2023	135.52	148.88	8,879,683.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

XLK407R DC015

Earnings Release | 1Q.2023
Banco Santander México	179

Payment rights
under different scenarios of observed price
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
6.46	5.00	Ps. 90.00
12.93	10.00	Ps. 90.00
19.39	15.00	Ps. 90.00
25.85	20.00	Ps. 90.00
32.31	25.00	Ps. 90.00
38.78	30.00	Ps. 90.00
45.24	35.00	Ps. 90.00
51.70	40.00	Ps. 90.00
58.16	45.00	Ps. 90.00
64.63	50.00	Ps. 90.00
71.09	55.00	Ps. 90.00
77.55	60.00	Ps. 90.00
84.01	65.00	Ps. 90.00
90.48	70.00	Ps. 90.00
96.94	75.00	Ps. 90.00
103.40	80.00	Ps. 90.00
109.86	85.00	Ps. 90.00
116.33	90.00	Ps. 90.00
122.79	95.00	Ps. 95.00
129.25	100.00	Ps. 100.00
131.84	102.00	Ps. 102.74
130.54	101.00	Ps. 101.37
133.13	103.00	Ps. 104.11
139.59	108.00	Ps. 110.96
142.18	110.00	Ps. 113.70
148.64	115.00	Ps. 120.55
155.10	120.00	Ps. 127.40
161.56	125.00	Ps. 134.25
168.03	130.00	Ps. 141.10
174.49	135.00	Ps. 147.95
180.95	140.00	Ps. 147.95
187.41	145.00	Ps. 147.95
193.88	150.00	Ps. 147.95
206.80	160.00	Ps. 147.95

Earnings Release | 1Q.2023
Banco Santander México	180

Hedged Position as of March 31st, 2023

Hedged Positions

BAB304R DC053, PYL306L DC043, NVD307L DC130, CTI308L DC012, FBK309L DC115, ADB310L DC015, FBK304R DC116, XLE304R DC019, SPY304R DC152, SPY305R DC155, FXI305R DC037, QQQ306R DC033, QQQ306R DC034, IBB306R DC003, SXE406R DC069, SPY306R DC163, SPY307R DC171, QQQ307R DC035, SOX307R DC003, ADB401R DC016, QCM401R DC012, XLK407R DC015, QQQ307R DC036, SPY307R DC175, SOX307R DC005, SPY308R DC184, QQQ308R DC039, SPY308R DC187, SOX309R DC006, SPY309R DC190, QQQ309R DC041, QQQ309R DC042, SPY309R DC195, SPY310R DC200,QQQ310R DC043,AMZ404R DC259,XLE310R DC020, TSL304L DC082, XLE310R DC021, GOL404R DC077, SPY311R DC205, XLF311R DC024, GOL405R DC079, SPY405R DC210, SPY406R DC215, QQQ406R DC052, SPY401R DC225,QQQ401R DC062,JNJ401R DC007,QQQ402R DC064, SPY402R DC229, AMD402L DC023, SPY408R DC232, PYL308L DC049,QQQ402R DC067 ,SPY402R DC236 ,SHP309L DC011 ,QQQ402R DC068 ,GOL403L DC082 ,FXI403R DC071 ,AMZ403R DC269 ,FTN403R DC002.

Asset type	Issuer / Serie	Number of shares	Market price	Beta coef.	Period in months used for beta	Delta coefic. (for options and warrants)	Delta (shares)	Delta (securities)
HEDGE	BAB304R DC053	486,942	0	1	12	3.40082E-08	0.02	0.02
HEDGE	PYL306L DC043	358,060	0	1	12	0.003925884	1,405.70	1,405.70
HEDGE	NVD307L DC130	506,200	0	1	12	0.004300476	2,176.90	2,176.90
HEDGE	CTI308L DC012	365,000	0	1	12	0.094933371	34,650.68	34,650.68
HEDGE	FBK309L DC115	133,200	0	1	12	0.010552195	1,405.55	1,405.55
HEDGE	ADB310L DC015	92,400	0	1	12	0.00812783	751.01	751.01
HEDGE	FBK304R DC116	869,300	0	1	12	0.002970057	2,581.87	2,581.87
HEDGE	XLE304R DC019	110,000	0	1	12	0.116413652	12,805.50	12,805.50
HEDGE	SPY304R DC152	121,000	0	1	12	8.6684E-05	10.49	10.49
HEDGE	SPY305R DC155	2,084,700	0	1	12	0.002494522	5,200.33	5,200.33
HEDGE	FXI305R DC037	276,000	0	1	12	0.120813249	33,344.46	33,344.46
HEDGE	QQQ306R DC033	1,886,200	0	1	12	0.010301005	19,429.76	19,429.76
HEDGE	QQQ306R DC034	318,000	0	1	12	0.015678544	4,985.78	4,985.78
HEDGE	IBB306R DC003	77,500	0	1	12	0.02993664	2,320.09	2,320.09
HEDGE	SXE406R DC069	550,000	0	1	12	8.43815E-05	46.41	46.41
HEDGE	SPY306R DC163	160,000	0	1	12	0.006939628	1,110.34	1,110.34

Earnings Release | 1Q.2023
Banco Santander México	181

HEDGE	SPY307R DC171	217,000	0	1	12	0.006307229	1,368.67	1,368.67
HEDGE	QQQ307R DC035	566,500	0	1	12	0.002889815	1,637.08	1,637.08
HEDGE	SOX307R DC003	237,000	0	1	12	0.000211198	50.05	50.05
HEDGE	ADB401R DC016	120,000	0	1	12	0.006618976	794.28	794.28
HEDGE	QCM401R DC012	120,000	0	1	12	0.020297743	2,435.73	2,435.73
HEDGE	XLK407R DC015	194,190	0	1	12	0.024291412	4,717.15	4,717.15
HEDGE	QQQ307R DC036	267,000	0	1	12	0.008086734	2,159.16	2,159.16
HEDGE	SPY307R DC175	79,500	0	1	12	0.00746282	593.29	593.29
HEDGE	SOX307R DC005	169,750	0	1	12	0.004230445	718.12	718.12
HEDGE	SPY308R DC184	100,000	0	1	12	0.00660611	660.61	660.61
HEDGE	QQQ308R DC039	142,500	0	1	12	0.007192878	1,024.99	1,024.99
HEDGE	SPY308R DC187	88,500	0	1	12	0.005911547	523.17	523.17
HEDGE	SOX309R DC006	139,000	0	1	12	0.002201286	305.98	305.98
HEDGE	SPY309R DC190	175,000	0	1	12	0.006641367	1,162.24	1,162.24
HEDGE	QQQ309R DC041	445,000	0	1	12	0.00604395	2,689.56	2,689.56
HEDGE	QQQ309R DC042	154,500	0	1	12	0.004034718	623.36	623.36
HEDGE	SPY309R DC195	162,500	0	1	12	0.00491306	798.37	798.37
HEDGE	SPY310R DC200	110,000	0	1	12	0.004306509	473.72	473.72
HEDGE	QQQ310R DC043	120,000	0	1	12	0.003756252	450.75	450.75
HEDGE	AMZ404R DC259	124,330	0	1	12	0.024360495	3,028.74	3,028.74
HEDGE	XLE310R DC020	370,500	0	1	12	0.018918375	7,009.26	7,009.26
HEDGE	TSL304L DC082	100,000	0	1	12	0.003014487	301.45	301.45
HEDGE	XLE310R DC021	100,000	0	1	12	0.023069097	2,306.91	2,306.91

Earnings Release | 1Q.2023
Banco Santander México	182

HEDGE	GOL404R DC077	756,500	0	1	12	0.020765726	15,709.27	15,709.27
HEDGE	SPY311R DC205	192,000	0	1	12	0.005861955	1,125.50	1,125.50
HEDGE	XLF311R DC024	108,500	0	1	12	0.05891863	6,392.67	6,392.67
HEDGE	GOL405R DC079	197,500	0	1	12	0.017311858	3,419.09	3,419.09
HEDGE	SPY405R DC210	237,000	0	1	12	0.006453704	1,529.53	1,529.53
HEDGE	SPY406R DC215	152,500	0	1	12	0.005827792	888.74	888.74
HEDGE	QQQ406R DC052	322,500	0	1	12	0.003437759	1,108.68	1,108.68
HEDGE	SPY401R DC225	123,500	0	1	12	0.004793481	591.99	591.99
HEDGE	QQQ401R DC062	127,500	0	1	12	0.003531236	450.23	450.23
HEDGE	JNJ401R DC007	339,100	0	1	12	0.011509296	3,902.80	3,902.80
HEDGE	QQQ402R DC064	225,520	0	1	12	0.004315726	973.28	973.28
HEDGE	SPY402R DC229	108,000	0	1	12	0.005194749	561.03	561.03
HEDGE	AMD402L DC023	137,000	0	1	12	0.005487886	751.84	751.84
HEDGE	SPY408R DC232	481,500	0	1	12	0.004902565	2,360.58	2,360.58
HEDGE	PYL308L DC049	100,000	0	1	12	0.022964505	2,296.45	2,296.45
HEDGE	QQQ402R DC067	124,750	0	1	12	0.005154368	643.01	643.01
HEDGE	SPY402R DC236	144,750	0	1	12	0.005604819	811.30	811.30
HEDGE	SHP309L DC011	100,000	0	1	12	0.002878832	287.88	287.88
HEDGE	QQQ402R DC068	115,000	0	1	12	0.005147841	592.00	592.00
HEDGE	GOL403L DC082	210,000	0	1	12	0.013001515	2,730.32	2,730.32
HEDGE	FXI403R DC071	780,000	0	1	12	0.054451657	42,472.29	42,472.29
HEDGE	AMZ403R DC269	661,900	0	1	12	0.017127206	11,336.50	11,336.50
HEDGE	FTN403R DC002	259,500	0	1	12	0.013740785	3,565.73	3,565.73

Earnings Release | 1Q.2023
Banco Santander México	183

OBLIGATION	BAB304R DC053	486,942	0	1	12	(3.40082E-08)	(0.02)	(0.02)
OBLIGATION	PYL306L DC043	358,060	0	1	12	(0.003925884)	(1,405.70)	(1,405.70)
OBLIGATION	NVD307L DC130	506,200	0	1	12	(0.004300476)	(2,176.90)	(2,176.90)
OBLIGATION	CTI308L DC012	365,000	0	1	12	(0.094933371)	(34,650.68)	(34,650.68)
OBLIGATION	FBK309L DC115	133,200	0	1	12	(0.010552195)	(1,405.55)	(1,405.55)
OBLIGATION	ADB310L DC015	92,400	0	1	12	(0.00812783)	(751.01)	(751.01)
OBLIGATION	FBK304R DC116	869,300	0	1	12	(0.002970057)	(2,581.87)	(2,581.87)
OBLIGATION	XLE304R DC019	110,000	0	1	12	(0.116413652)	(12,805.50)	(12,805.50)
OBLIGATION	SPY304R DC152	121,000	0	1	12	(8.6684E-05)	(10.49)	(10.49)
OBLIGATION	SPY305R DC155	2,084,700	0	1	12	(0.002494522)	(5,200.33)	(5,200.33)
OBLIGATION	FXI305R DC037	276,000	0	1	12	(0.120813249)	(33,344.46)	(33,344.46)
OBLIGATION	QQQ306R DC033	1,886,200	0	1	12	(0.010301005)	(19,429.76)	(19,429.76)
OBLIGATION	QQQ306R DC034	318,000	0	1	12	(0.015678544)	(4,985.78)	(4,985.78)
OBLIGATION	IBB306R DC003	77,500	0	1	12	(0.02993664)	(2,320.09)	(2,320.09)
OBLIGATION	SXE406R DC069	550,000	0	1	12	(8.43815E-05)	(46.41)	(46.41)
OBLIGATION	SPY306R DC163	160,000	0	1	12	(0.006939628)	(1,110.34)	(1,110.34)
OBLIGATION	SPY307R DC171	217,000	0	1	12	(0.006307229)	(1,368.67)	(1,368.67)
OBLIGATION	QQQ307R DC035	566,500	0	1	12	(0.002889815)	(1,637.08)	(1,637.08)
OBLIGATION	SOX307R DC003	237,000	0	1	12	(0.000211198)	(50.05)	(50.05)
OBLIGATION	ADB401R DC016	120,000	0	1	12	(0.006618976)	(794.28)	(794.28)
OBLIGATION	QCM401R DC012	120,000	0	1	12	(0.020297743)	(2,435.73)	(2,435.73)
OBLIGATION	XLK407R DC015	194,190	0	1	12	(0.024291412)	(4,717.15)	(4,717.15)
OBLIGATION	QQQ307R DC036	267,000	0	1	12	(0.008086734)	(2,159.16)	(2,159.16)
OBLIGATION	SPY307R DC175	79,500	0	1	12	(0.00746282)	(593.29)	(593.29)

Earnings Release | 1Q.2023
Banco Santander México	184

OBLIGATION	SOX307R DC005	169,750	0	1	12	(0.004230445)	(718.12)	(718.12)
OBLIGATION	SPY308R DC184	100,000	0	1	12	(0.00660611)	(660.61)	(660.61)
OBLIGATION	QQQ308R DC039	142,500	0	1	12	(0.007192878)	(1,024.99)	(1,024.99)
OBLIGATION	SPY308R DC187	88,500	0	1	12	(0.005911547)	(523.17)	(523.17)
OBLIGATION	SOX309R DC006	139,000	0	1	12	(0.002201286)	(305.98)	(305.98)
OBLIGATION	SPY309R DC190	175,000	0	1	12	(0.006641367)	(1,162.24)	(1,162.24)
OBLIGATION	QQQ309R DC041	445,000	0	1	12	(0.00604395)	(2,689.56)	(2,689.56)
OBLIGATION	QQQ309R DC042	154,500	0	1	12	(0.004034718)	(623.36)	(623.36)
OBLIGATION	SPY309R DC195	162,500	0	1	12	(0.00491306)	(798.37)	(798.37)
OBLIGATION	SPY310R DC200	110,000	0	1	12	(0.004306509)	(473.72)	(473.72)
OBLIGATION	QQQ310R DC043	120,000	0	1	12	(0.003756252)	(450.75)	(450.75)
OBLIGATION	AMZ404R DC259	124,330	0	1	12	(0.024360495)	(3,028.74)	(3,028.74)
OBLIGATION	XLE310R DC020	370,500	0	1	12	(0.018918375)	(7,009.26)	(7,009.26)
OBLIGATION	TSL304L DC082	100,000	0	1	12	(0.003014487)	(301.45)	(301.45)
OBLIGATION	XLE310R DC021	100,000	0	1	12	(0.023069097)	(2,306.91)	(2,306.91)
OBLIGATION	GOL404R DC077	756,500	0	1	12	(0.020765726)	(15,709.27)	(15,709.27)
OBLIGATION	SPY311R DC205	192,000	0	1	12	(0.005861955)	(1,125.50)	(1,125.50)
OBLIGATION	XLF311R DC024	108,500	0	1	12	(0.05891863)	(6,392.67)	(6,392.67)
OBLIGATION	GOL405R DC079	197,500	0	1	12	(0.017311858)	(3,419.09)	(3,419.09)
OBLIGATION	SPY405R DC210	237,000	0	1	12	(0.006453704)	(1,529.53)	(1,529.53)
OBLIGATION	SPY406R DC215	152,500	0	1	12	(0.005827792)	(888.74)	(888.74)
OBLIGATION	QQQ406R DC052	322,500	0	1	12	(0.003437759)	(1,108.68)	(1,108.68)
OBLIGATION	SPY401R DC225	123,500	0	1	12	(0.004793481)	(591.99)	(591.99)

Earnings Release | 1Q.2023
Banco Santander México	185

OBLIGATION	QQQ401R DC062	127,500	0	1	12	(0.003531236)	(450.23)	(450.23)
OBLIGATION	JNJ401R DC007	339,100	0	1	12	(0.011509296)	(3,902.80)	(3,902.80)
OBLIGATION	QQQ402R DC064	225,520	0	1	12	(0.004315726)	(973.28)	(973.28)
OBLIGATION	SPY402R DC229	108,000	0	1	12	(0.005194749)	(561.03)	(561.03)
OBLIGATION	AMD402L DC023	137,000	0	1	12	(0.005487886)	(751.84)	(751.84)
OBLIGATION	SPY408R DC232	481,500	0	1	12	(0.004902565)	(2,360.58)	(2,360.58)
OBLIGATION	PYL308L DC049	100,000	0	1	12	(0.022964505)	(2,296.45)	(2,296.45)
OBLIGATION	QQQ402R DC067	124,750	0	1	12	(0.005154368)	(643.01)	(643.01)
OBLIGATION	SPY402R DC236	144,750	0	1	12	(0.005604819)	(811.30)	(811.30)
OBLIGATION	SHP309L DC011	100,000	0	1	12	(0.002878832)	(287.88)	(287.88)
OBLIGATION	QQQ402R DC068	115,000	0	1	12	(0.005147841)	(592.00)	(592.00)
OBLIGATION	GOL403L DC082	210,000	0	1	12	(0.013001515)	(2,730.32)	(2,730.32)
OBLIGATION	FXI403R DC071	780,000	0	1	12	(0.054451657)	(42,472.29)	(42,472.29)
OBLIGATION	AMZ403R DC269	661,900	0	1	12	(0.017127206)	(11,336.50)	(11,336.50)
OBLIGATION	FTN403R DC002	259,500	0	1	12	(0.013740785)	(3,565.73366)	(3,565.73366)

DELTA AS ISSUERS
Issuer / Serie	Asset type	Total
BAB304R DC053	HEDGE	0.02
	OBLIGATION	(0.02)
PYL306L DC043	HEDGE	1,405.70
	OBLIGATION	(1,405.70)
NVD307L DC130	HEDGE	2,176.90072
	OBLIGATION	(2,176.90072)
CTI308L DC012	HEDGE	34,650.68
	OBLIGATION	(34,650.68)

Earnings Release | 1Q.2023
Banco Santander México	186

FBK309L DC115	HEDGE	1,405.55
	OBLIGATION	(1,405.55)
ADB310L DC015	HEDGE	751.01151
	OBLIGATION	(751.01151)
FBK304R DC116	HEDGE	2,581.87
	OBLIGATION	(2,581.87)
XLE304R DC019	HEDGE	12,805.50
	OBLIGATION	(12,805.50)
SPY304R DC152	HEDGE	10.48876
	OBLIGATION	(10.48876)
SPY305R DC155	HEDGE	5,200.33
	OBLIGATION	(5,200.33)
FXI305R DC037	HEDGE	33,344.46
	OBLIGATION	(33,344.46)
QQQ306R DC033	HEDGE	19,429.76
	OBLIGATION	(19,429.76)
QQQ306R DC034	HEDGE	4,985.78
	OBLIGATION	(4,985.78)
IBB306R DC003	HEDGE	2,320.09
	OBLIGATION	(2,320.09)
SXE406R DC069	HEDGE	46.41
	OBLIGATION	(46.41)
SPY306R DC163	HEDGE	1,110.34
	OBLIGATION	(1,110.34)
SPY307R DC171	HEDGE	1,368.67
	OBLIGATION	(1,368.67)
QQQ307R DC035	HEDGE	1,637.08
	OBLIGATION	(1,637.08)
SOX307R DC003	HEDGE	50.0539
	OBLIGATION	(50.0539)
ADB401R DC016	HEDGE	794.27717
	OBLIGATION	(794.27717)

Earnings Release | 1Q.2023
Banco Santander México	187

QCM401R DC012	HEDGE	2,435.73
	OBLIGATION	(2,435.73)
XLK407R DC015	HEDGE	4,717.14927
	OBLIGATION	(4.717.14927)
QQQ307R DC036	HEDGE	2,159.16
	OBLIGATION	(2,159.16)
SPY307R DC175	HEDGE	593.29
	OBLIGATION	(593.29)
SOX307R DC005	HEDGE	718.12
	OBLIGATION	(718.12)
SPY308R DC184	HEDGE	660.61
	OBLIGATION	(660.61)
QQQ308R DC039	HEDGE	1,024.98515
	OBLIGATION	(1,024.98515)
SPY308R DC187	HEDGE	523.17189
	OBLIGATION	(523.17189)
SOX309R DC006	HEDGE	305.97876
	OBLIGATION	(305.97876)
SPY309R DC190	HEDGE	1,162.23922
	OBLIGATION	(1,162.23922)
QQQ309R DC041	HEDGE	2,689.56
	OBLIGATION	(2,689.56)
QQQ309R DC042	HEDGE	623.36389
	OBLIGATION	(623.36389)
SPY309R DC195	HEDGE	798.37219
	OBLIGATION	(798.37219)
SPY310R DC200	HEDGE	473.72
	OBLIGATION	(473.72)
QQQ310R DC043	HEDGE	450.75
	OBLIGATION	(450.75)
AMZ404R DC259	HEDGE	3,028.74
	OBLIGATION	(3,028.74)

Earnings Release | 1Q.2023
Banco Santander México	188

XLE310R DC020	HEDGE	7,009.25792
	OBLIGATION	(7,009.25792)
TSL304L DC082	HEDGE	301.44874
	OBLIGATION	(301.44874)
XLE310R DC021	HEDGE	2,306.90967
	OBLIGATION	(2,306.90967)
GOL404R DC077	HEDGE	15,709.2718
	OBLIGATION	(15,709.2718)
SPY311R DC205	HEDGE	1,125.49539
	OBLIGATION	(1,125.49539)
XLF311R DC024	HEDGE	6,392.67137
	OBLIGATION	(6,392.67137)
GOL405R DC079	HEDGE	3,419.092
	OBLIGATION	(3,419.092)
SPY405R DC210	HEDGE	1,529.52792
	OBLIGATION	(1,529.52792)
SPY406R DC215	HEDGE	888.73827
	OBLIGATION	(888.73827)
QQQ406R DC052	HEDGE	1,108.68
	OBLIGATION	(1,108.68)
SPY401R DC225	HEDGE	591.99486
	OBLIGATION	(591.99486)
QQQ401R DC062	HEDGE	450.23
	OBLIGATION	(450.23)
JNJ401R DC007	HEDGE	3,902.80224
	OBLIGATION	(3,902.80224)
QQQ402R DC064	HEDGE	973.28245
	OBLIGATION	(973.28245)
SPY402R DC229	HEDGE	561.03287
	OBLIGATION	(561.03287)
AMD402L DC023	HEDGE	751.84039
	OBLIGATION	(751.84039)

Earnings Release | 1Q.2023
Banco Santander México	189

SPY408R DC232	HEDGE	2,360.58482
	OBLIGATION	(2,360.58482)
PYL308L DC049	HEDGE	2,296.45045
	OBLIGATION	(2,296.45045)
QQQ402R DC067	HEDGE	643.00738
	OBLIGATION	(643.00738)
SPY402R DC236	HEDGE	811.29752
	OBLIGATION	(811.29752)
SHP309L DC011	HEDGE	287.88
	OBLIGATION	(287.88)
QQQ402R DC068	HEDGE	592.00174
	OBLIGATION	(592.00174)
GOL403L DC082	HEDGE	2,730.32
	OBLIGATION	(2,730.32)
FXI403R DC071	HEDGE	42,472.29284
	OBLIGATION	(42,472.29284)
AMZ403R DC269	HEDGE	(11,336.49754
	OBLIGATION	(11,336.49754)
FTN403R DC002	HEDGE	3,565.73366
	OBLIGATION	(3,565.73366)
Total		7.7307E-12

Earnings Release | 1Q.2023
Banco Santander México	190

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ASSETS	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
BAB304R DC053	0	1	0	0	0.02	(0.02)
PYL306L DC043	0	1	0	0	1405.70185	(1,405.70185)
NVD307L DC130	0	1	0	0	2176.90072	(2,176.90072)
CTI308L DC012	0	1	0	0	34,650.68	(34,650.68)
FBK309L DC115	0	1	0	0	1405.552375	(1,405.552375)
ADB310L DC015	0	1	0	0	751.01151	(751.01151)
FBK304R DC116	0	1	0	0	2,581.87	(2,581.87)
XLE304R DC019	0	1	0	0	12,805.50	(12,805.50)
SPY304R DC152	0	1	0	0	10.48876	(10.48876)
SPY305R DC155	0	1	0	0	5200.32962	(5,200.32962)
FXI305R DC037	0	1	0	0	33,344.46	(33,344.46)
QQQ306R DC033	0	1	0	0	19429.75554	(19,429.75554)
QQQ306R DC034	0	1	0	0	4,985.78	(4,985.78)
IBB306R DC003	0	1	0	0	2320.08958	(2,320.08958)
SXE406R DC069	0	1	0	0	46.41	(46.41)
SPY306R DC163	0	1	0	0	1,110.34	(1,110.34)
SPY307R DC171	0	1	0	0	1368.66873	(1,368.66873)
QQQ307R DC035	0	1	0	0	1637.0802	(1,637.0802)
SOX307R DC003	2.27374E-13	1	0	2.27374E-13	50.0539	(50.0539)
ADB401R DC016	0	1	0	0	794.27717	(794.27717)
QCM401R DC012	0	1	0	0	2,435.73	(2,435.73)
XLK407R DC015	0	1	0	0	4717.14927	(4,717.14927)

Earnings Release | 1Q.2023
Banco Santander México	191

QQQ307R DC036	0	1	0	0	2159.15805	(2,159.15805)
SPY307R DC175	0	1	0	0	593.29	(593.29)
SOX307R DC005	0	1	0	0	718.12	(718.12)
SPY308R DC184	0	1	0	0	660.61	(660.61)
QQQ308R DC039	0	1	0	0	1024.98515	(1,024.98515)
SPY308R DC187	0	1	0	0	523.17189	(523.17189)
SOX309R DC006	0	1	0	0	305.97876	(305.97876)
SPY309R DC190	0	1	0	0	1162.23922	(1,162.23922)
QQQ309R DC041	0	1	0	0	2689.5576	(2,689.5576)
QQQ309R DC042	0	1	0	0	623.36389	(623.36389)
SPY309R DC195	0	1	0	0	798.37219	(798.37219)
SPY310R DC200	0	1	0	0	473.71596	(473.71596)
QQQ310R DC043	0	1	0	0	450.75027	(450.75027)
AMZ404R DC259	0	1	0	0	3028.7404	(3,028.7404)
XLE310R DC020	0	1	0	0	7009.25792	(7,009.25792)
TSL304L DC082	0	1	0	0	301.44874	(301.44874)
XLE310R DC021	0	1	0	0	2306.90967	(2,306.90967)
GOL404R DC077	0	1	0	0	15709.2718	(15,709.2718)
SPY311R DC205	0	1	0	0	1125.49539	(1,125.49539)
XLF311R DC024	0	1	0	0	6392.67137	(6,392.67137)
GOL405R DC079	0	1	0	0	3419.092	(3,419.092)
SPY405R DC210	0	1	0	0	1529.52792	(1,529.52792)
SPY406R DC215	0	1	0	0	888.73827	(888.73827)
QQQ406R DC052	0	1	0	0	1108.67728	(1,108.67728)
SPY401R DC225	0	1	0	0	591.99486	(591.99486)
QQQ401R DC062	0	1	0	0	450.23253	(450.23253)
JNJ401R DC007	0	1	0	0	3902.80224	(3,902.80224)
QQQ402R DC064	0	1	0	0	973.28245	(973.28245)
SPY402R DC229	0	1	0	0	561.03287	(561.03287)

Earnings Release | 1Q.2023
Banco Santander México	192

AMD402L DC023	0	1	0	0	751.84039	(751.84039)
SPY408R DC232	0	1	0	0	2360.58482	(2,360.58482)
PYL308L DC049	0	1	0	0	2296.45045	(2,296.45045)
QQQ402R DC067	0	1	0	0	643.00738	(643.00738)
SPY402R DC236	0	1	0	0	811.29752	(811.29752)
SHP309L DC011	0	1	0	0	287.88315	(287.88315)
QQQ402R DC068	0	1	0	0	592.00174	(592.00174)
GOL403L DC082	0	1	0	0	2730.31812	(2.730.31812)
FXI403R DC071	0	1	0	0	42472.29284	(42,472.29284)
AMZ403R DC269	0	1	0	0	11336.49754	(11,336.49754)
FTN403R DC002	0	1	0	0	3565.73366	(3,565.73366)

Earnings Release | 1Q.2023
Banco Santander México	193

Item 2

1Q.23 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Strong Start of the Year with Solid Revenues and Excellent Asset Quality 3 Loan book up 5.2%  Consumer loans, outpace market, supported by sustained market share gain in auto, credit card and payroll loans  Drop in corporate loans, while financial entities and middle - market loans increased Deposits up 14.6% YoY; contribution of individuals to total deposits represents 40.1% vs 24.2% in 2016; best mix versus previous first quarters. Continued focus on reducing high - cost corporate deposits  Individual demand deposits +1.5%  Individual term deposits +65.2% Sound asset quality  NPL ratio 1.96% 2.79%  Cost of risk 1 1.62% 2.41% Profitability in 1Q23 reflects solid core revenues  Efficiency ratio 2 40.84% - 644 bps  ROAE 3 17.92% +560 bps 1Q23 1Q22 1Q23 YoY Var  Corporate demand deposits +0.6%  Corporate term deposits +41.3% Strong capital and liquidity positions  CET1 17.67%  LCR 212.24% 1Q23  NPLs remained healthy, despite solid growth in retail loans Source: Company filings under CNBV GAAP. Notes: 1) Year to date ratio = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (1Q23*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q22;1Q23).

Macro Indicators Continue to Improve Gradually

Banxico's GDP Growth Expectations Survey[1] (%)

3
2
1
0
2.2
2.2
2024
2023
1.7
1.4
2020
2021
2022
March 2023

Growth of Formal Employment[2] (%, YoY)

6
2
-2
3.8
2020
2021
2022
March 2023

Macro Indicators[3] (%)

110
100
90
80
70
60
105.8
104.2
100.6
Private Consumption
Industrial Activity
Gross Fixed Investment
2020
2021
2022
January 2023

Santander

4

3.8 2 - 2 6 2020 2021 2022 March 2023 Banxico’s GDP Growth Expectations Survey 1 (%) 2.2 1.4 2.2 1.7 0 1 2 3 2020 March 2023 2021 2022 4 Macro Indicators Continue to Improve Gradually Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of March 2023. 2) Instituto Mexicano del Seguro Social (IMSS) as of March 2023. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of January 2023. . Macro Indicators 3 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2023 2024  Banxico’s GDP growth expectations survey shows a slight recovering trend for 2023 given the moderate outlook on private consumption and investment, along with the still weak economic environment and uncertainty that prevails globally .  According to the Mexican Institute of Social Security, more than 423 thousand new jobs were created during 1 Q 23 , registering the highest annual increase within comparable periods .  Private consumption and investments are now higher than before the crisis, while industrial activity is at pre - pandemic levels . 105.8 100.6 104.2 60 70 80 90 100 110 2022 2020 2021 January 2023 Private Consumption Industrial Activity Gross Fixed Investment

Total Loans
YoY Growth
5,681
5,891
6,020
6,239
6,285
6.2%
10.6%
11.8%
12.4%
11.8%
1Q22
2Q22
3Q22
4Q22
Feb'23

Total Deposits
YoY Growth
6,450
6,577
6,569
6,942
6,840
8.0%
10.4%
9.8%
11.4%
8.0%
1Q22
2Q22
3Q22
4Q22
Feb'23

Demand Deposits (YoY Growth)
10.4%
10.3%
7.5%
7.9%
2.8%
1Q22
2Q22
3Q22
4Q22
Feb'23

Santander

5

5 Double - Digit Growth in System Loan Volumes Driven by Consumer Loans; Time Deposits Continue Outpacing Demand Deposits Due to Higher Interest Rates Source: CNBV Banks as of February 2023 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 10.6% 6.2% 2Q22 1Q22 11.8% 3Q22 12.4% 4Q22 11.8% Feb’23 5,681 5,891 6,020 6,239 6,285 YoY Growth 4Q22 10.4% 8.0% 1Q22 2Q22 9.8% 3Q22 11.4% 8.0% 6,840 Feb’23 6,450 6,577 6,569 6,942 YoY Growth 8.3% 12.1% 15.2% 18.2% 1Q22 2Q22 3Q22 4Q22 Feb’23 17.7% 2Q22 1Q22 Feb’23 4Q22 3Q22 10.4% 7.5% 10.3% 7.9% 2.8%

Total Loans[1]

+5.2%
+11.8%
System YoY growth[1]
+0.1%
770,440
783,466
802,319
810,081
810,655
1Q22
2Q22
3Q22
4Q22
1Q23

Loan Portfolio Breakdown

Consumer 11%
Credit Cards 8%
Middle-Market 29%
Mortgages 26%
Corporates 7%
SMEs 7%
Gov&FinEnt 12%

	1Q23 $$	1Q23 Var YoY	1Q23 System YoY Growth[2]	1Q23 Contribution to: Loans	1Q23 Contribution to: NII Loans	1Q22 Contribution to: Loans	1Q22 Contribution to: NII Loans
High-margin segments:							
Middle-market	232,594	5.7%		54.3%	64.3%	52.2%	62.6%
SMEs	51,146	(8.3%)					
Credit cards	66,925	23.6%	⬆ 22.8%				
Consumer	89,398	23.2%	⬆ 15.5%				
	440,063	9.3%					
Low-margin segments:							
Corporates	58,741	(18.5%)		45.7%	35.7%	47.8%	37.4%
Government & Financial Entities	99,479	1.0%	⬇ 5.0%				
Mortgages	212,372	7.6%	⬇ 11.3%				
	370,592	0.7%					

Santander

6

6 High Margin Segments Remain Strong on the Back of Consumer Loans Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Total loans not include deferred items. 2) CNBV Banks as of February 2023. Total Loans 1 Loan Portfolio Breakdown Contribution to: Loans NII Loans 52.2% 62.6% 47.8% 37.4% 1Q23 1Q22 $$ Var YoY System YoY Growth 2 Contribution to: Loans NII Loans High - margin s egments : Middle - market 232,594 5.7% 54.3% 64.3% SMEs 51,146 (8.3%) Credit cards 66,925 23.6% 22.8% Consumer 89,398 23.2% 15.5% 440,063 9.3% Low - margin segments : Corporates 58,741 (18.5%) 45.7% 35.7% Government & Financial Entities 99,479 1.0% 5.0% Mortgages 212,372 7.6% 11.3% 370,592 0.7% System YoY growth 1 +11.8% Middle - Market 29% Corporates 7% Gov&FinEnt 12% SMEs 7% Mortgages 26% Credit Cards 8% Consumer 11% 1Q23 1Q22 2Q22 4Q22 3Q22 810,081 770,440 783,466 802,319 810,655 +0.1% +5.2%

Credit Cards and Consumer Loans Maintain an Upward Trend

Individual Loans

1Q22 324,048 → + 13.8% → 368,695 1Q23

Mortgages

+7.6%
197,375
202,559
207,704
210,807
212,372
+0.7%
1Q22
2Q22
3Q22
4Q22
1Q23

Credit Cards

23.4%
54,136
57,566
60,571
64,350
66,925
+4.0%
1Q22
2Q22
3Q22
4Q22
1Q23

Consumer[1]

+23.2%
72,537
76,418
80,787
84,756
89,398
+5.5%
Auto
Personal
Payroll
1Q22
2Q22
3Q22
4Q22
1Q23

Santander

7

7 Credit Cards and Consumer Loans Maintain an Upward Trend Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of February 2023. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 368,695 324,048 1Q22 1Q23 + 13.8%  Like U billing represents 18.4% of total  Usage +30% YoY in 1Q23  36.5% of customers paying balances in full in 1Q23, down from 39.0% in 1Q22  Maintaining conservative origination criteria  Auto loans market share expanded +270 bps to 16.2% in February ’23 vs a year ago, consolidating #3 position  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki and Tesla  Payroll loans increased 20.0% YoY, while personal loans were up 12.7% YoY Mortgages 2Q22 207,704 1Q22 3Q22 4Q22 1Q23 197,375 202,559 210,807 212,372 +0.7% +7.6% 3Q22 1Q22 4Q22 2Q22 1Q23 64,350 54,136 57,566 60,571 66,925 +4.0% 23.4% 3Q22 1Q22 2Q22 1Q23 4Q22 72,537 76,418 80,787 84,756 89,398 +5.5% +23.2% Auto Personal Payroll  Organic growth of +9.9% YoY  One of the top mortgage originators in Mexico, with Hipoteca Plus and Hipoteca Free accounting for 52% and 40% of new mortgages  E2E digital process managing 98% of transactions Credit Cards Consumer 1

Core Digital Metrics Continue to Strengthen

Loyal Customers[1]

Loyal / Active
+11.0%
42%
4,015
4,149
4,214
4,329
4,457
45%
1Q22
2Q22
3Q22
4Q22
1Q23

Digital Customers[1]

+9.4%
5,668
5,762
5,813
6,029
6,202
1Q22
2Q22
3Q22
4Q22
1Q23

Digital Channels

Digital Transactions / Total Transactions[2]

77.4%
4%
96%
79.3%
2%
98%
Internet
Mobile
Mar'22
Mar'23

Products Sales by Channel[3]

38%
62%
34%
66%
Others
Digital
Mar'22
Mar'23

Mobile Customers[1]

+10.5%
5,383
5,485
5,547
5,772
5,948
1Q22
2Q22
3Q22
4Q22
1Q23

Santander

8

8 Core Digital Metrics Continue to Strengthen Notes: 1) Thousands of customers. 2) Monetary and non - monetary transactions. 3) Sales by channel of individuals and SMEs. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 2Q22 4,214 1Q23 1Q22 4,015 3Q22 4Q22 4,149 4,329 4,457 +11.0% 5,762 1Q22 4Q22 2Q22 5,813 1Q23 3Q22 5,668 6,029 6,202 +9.4% 5,383 2Q22 1Q22 4Q22 3Q22 5,485 1Q23 5,547 5,772 5,948 +10.5% 4% 96% 98% 2% Mar’22 Mar’23 77.4% 79.3% Internet Mobile 34% 38% 62% 66% Mar’22 Mar’23 Others Digital Digital Transactions / Total Transactions 2 Products Sales by Channel 3 42% 45% Loyal / Active

Commercial Loans
1Q22
446,392
-1.0%
441,960
1Q23
SMEs
-8.3%
55,790
54,175
52,509
51,063
51,146
+0.2%
1Q22
2Q22
3Q22
4Q22
1Q23
Middle-Market
+5.7%
220,051
223,512
227,820
216,946
232,594
+7.2%
1Q22
2Q22
3Q22
4Q22
1Q23
Corporates
-18.5%
72,093
71,228
74,578
83,358
58,741
-29.5%
1Q22
2Q22
3Q22
4Q22
1Q23
Government & Fin. Ent.
+1.0%
98,458
98,008
98,350
98,801
99,479
+0.7%
1Q22
2Q22
3Q22
4Q22
1Q23

9

9 Commercial Loans Impacted By Corporates Prepayments while Middle - Market Increased Maintaining Focus on Profitability Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 441,960 446,392 1Q22 1Q23 - 1.0% SMEs Middle - Market Corporates Government & Fin. Ent . 1Q23 1Q22 2Q22 3Q22 4Q22 55,790 54,175 52,509 51,063 51,146 +0.2% - 8.3% 1Q23 3Q22 1Q22 2Q22 4Q22 223,512 220,051 227,820 216,946 232,594 +7.2% +5.7% 3Q22 1Q22 4Q22 2Q22 1Q23 83,358 72,093 71,228 74,578 58,741 - 29.5% - 18.5% 98,350 98,801 1Q22 2Q22 3Q22 4Q22 1Q23 98,458 98,008 99,479 +0.7% +1.0%

Total Deposits
+14.6%
787,057
791,610
765,555
837,389
901,955
+7.7%
Term
Demand
27%
73%
29%
71%
32%
68%
34%
66%
36%
64%
1Q22
2Q22
3Q22
4Q22
1Q23

Demand Deposits
+0.9%
576,070
581,090
+1.5%
+0.6%
1Q22
1Q23
Term Deposits[1]
+52.1%
210,987
320,865
+65.2%
+41.3%
1Q22
1Q23
Individuals
Corporate

Mix Demand Deposits
25.2%
74.8%
35.1%
64.9%
2016
1Q23
Mix Term Deposits[1]
21.9%
78.1%
49.0%
51.0%
2016
1Q23
Individuals
Corporate

Santander

10

+0.6% 10 Contribution of Individual Deposits Improve Mix in Total Deposits, while Term Deposits Reflects Higher Interest Rate Environment Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Total Deposits  Contribution of individuals to total deposits was 40.1%  Demand deposits increased by 1.5% YoY, while corporate demand deposit increased 0.6%  Higher interest rate environment favors term deposits vs demand deposits 901,955 71% 2Q22 791,610 29% 27% Term 73% 1Q22 32% 68% 3Q22 34% 66% 4Q22 36% 64% 1Q23 Demand 787,057 765,555 837,389 +7.7% +14.6% 576,070 1Q23 1Q22 581,090 +0.9% 1Q22 1Q23 320,865 210,987 +52.1% +1.5% Individuals Corporate +65.2% +41.3% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 25.2% 35.1% 74.8% 2016 64.9% 1Q23 2016 21.9% 1Q23 51.0% 78.1% 49.0% Individuals Corporate

Strong Liquidity and Capital Position

Net Loans to Deposits[1]

94.99 %
96.17%
102.28%
94.39%
87.59%
1Q22
2Q22
3Q22
4Q22
1Q23

Debt Maturity

18,735[3]
5,028
35,187
15,225
10,270
30,021
18,685
2023
2024
2025
2026
2027
2028
>2028

CET1 and Capitalization

20.21%
19.28%
18.90%
19.38%
22.06%
Tier 2
AT1
CET1
14.89
13.84
13.46
13.93
17.67
1Q22
2Q22
3Q22
4Q22
1Q23[4]

Santander

11

11 Strong Liquidity and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.52,346 million of short - term maturities. 4) 1 Q23 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Strong balance sheet and liquidity position  Diversified funding sources and manageable maturity profile  LCR 2 of 212.24%, well above 100% Banxico regulatory requirement  CET1 ratio increased 278 bps to 17.67%, due to retained earnings and the merger between the Bank and Santander Consumo 14.89 13.84 13.46 13.93 17.67 4Q22 19.38% 3Q22 1Q22 1Q23 4 2Q22 Tier 2 AT1 CET1 20.21% 19.28% 18.90% 22.06% 5,028 35,187 15,225 10,270 30,021 18,685 2023 2026 2028 2025 2024 >2028 2027 18,735 3 102.28% 3Q22 1Q22 2Q22 4Q22 96.17% 94.99% 1Q23 94.39% 87.59%

12 Solid NII Expansion Supported by Strong Loan Growth in Individuals Coupled with Higher Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (1Q23). N et Interest Income and NIM 1  NII increased 22.9% YoY, principally due to the combination of: ▪ Higher interest income from total loan portfolio: +39.6% ▪ Higher interest income from investment in securities: +64.1% ▪ Partially offset by higher interest expense from: • Time deposits: +176.6% • Repurchase agreements: +97.9% • Demand deposits: +90.1%  NIM increased 67 bps YoY to 5.26%  Average interest rate (TIIE28) up 505 bps YoY to 11.07% 5.26 4.59 4Q22 3Q22 2Q22 1Q22 16,416 4.70 4.94 5.28 1Q23 20,172 17,277 18,370 19,945 +1.1% +22.9%

13 Credit Cards and Insurance Fees Drove Net Fees Growth Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 30% Credit cards 28% Cash management* 22% Investment funds 9% Financial advisory services 7% Purchase - sale of securities and money market transactions 4% 1Q22 4Q22 2Q22 3Q22 1Q23 4,876 5,279 5,271 5,118 5,290 +3.4% +8.5% Var YoY 1Q22 4Q22 1Q23 $$ % Insurance 1,444 1,574 1,590 146 10.1% Credit cards 1,227 1,419 1,487 260 21.2% Cash management* 1,368 1,345 1,327 (41) (3.0%) Investment funds 446 495 457 11 2.5% Financial advisory services 415 257 384 (31) (7.5%) Purchase - sale of securities and money market transactions 175 179 215 40 22.9% Bank correspondents (199) (151) (170) 29 (14.6%) Net commissions and fees 4,876 5,118 5,290 414 8.5%

14 Gross Operating Income Maintained Double Digit Growth Despite Lower Market Related Revenue Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 1Q22 2Q22 3Q22 4Q22 1Q23 22,331 23,619 24,697 26,091 26,116 +0.1% +16.9% Net Interest Income 77.2% Net Commissions and Fees 20.3% Market related revenue 2.5% Var YoY 1Q22 4Q22 1Q23 Var $$ Var % Net Interest Income 16,416 19,945 20,172 3,756 22.9% Net Commissions and Fees 4,876 5,118 5,290 414 8.5% Market related revenue 1,039 1,028 654 (385) (37.1%) Gross Operating Income* 22,331 26,091 26,116 3,785 16.9%

15 Asset Quality Remains at Excellent Levels Despite Strong Growth in Individual Loans Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 3Q22 2Q22 4Q22 1Q22 1Q23 2.06% 2.41% 1.54% 1.56% 1.62% +6 bps - 79 bps 1Q22 2Q22 3Q22 1Q23 4Q22 785 3,874 2,856 4,712 4,512 - 4.2% +16.5% 1Q22 4Q22 1Q23 Var YoY (bps) Var QoQ (bps) Consumer 2.74% 2.51% 2.88% 14 37 Credit Card 3.34% 2.71% 3.70% 36 99 Other consumer 2.30% 2.35% 2.27% (3) (8) Mortgages 4.19% 3.01% 2.94% (125) (7) Commercial 2 2.18% 1.14% 1.17% (101) 3 SMEs 2.10% 1.70% 1.52% (58) (18) NPL ratio 2.79% 1.88% 1.96% (83) 8

16 Significant Improvement in the Efficiency Ratio Due To Robust Revenue Expansion Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (1Q23*4). Administrative & Promotional Expenses Efficiency 1 4Q22 1Q22 2Q22 3Q22 1Q23 9,475 10,128 10,400 12,310 10,352 - 15.9% +9.3% Expenses Breakdown & Performance 3Q22 1Q22 2Q22 4Q22 1Q23 40.84% 47.28% 46.65% 46.28% 48.01% - 717 bps - 644 bps Var YoY 1Q22 4Q22 1Q23 $$ % Personnel 4,535 6,181 5,182 647 14.3% Administrative expenses 2,454 3,056 2,464 10 0.4% Technology services (IT) 1,261 2,022 1,340 79 6.3% Depreciation and amortization 1,225 1,051 1,366 141 11.5% Administrative & prom expenses 9,475 12,310 10,352 877 9.3%

17 Profitability Up 49% YoY on the Back of Solid Core Revenues and Excellent Asset Quality. ROAE Close to 18% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q22,1Q23). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 1Q22 7,626 2Q22 4Q22 3Q22 1Q23 5,111 6,900 8,188 6,277 +21.5% +49.2% 1Q22 1Q23 4Q22 2Q22 3Q22 12.32% 16.93% 20.14% 15.12% 17.92% +280 bps +560 bps 1Q22 3Q22 2Q22 4Q22 1Q23 6,798 8,943 11,287 8,620 10,564 +22.6% +55.4% 2Q22 1Q22 3Q22 22.84% 24.82% 4Q22 1Q23 27.81% 27.46% 27.18% +63 bps +299 bps

Questions and Answers

19 Annexes

20 Environmental: supporting the green transition Social: building a more inclusive society >1.9 mn financially empowered people (2019 - 1Q23) Governance: doing business the right way 22.22% women in senior positions 60% independent directors 3 40% women on the board 4 S&P Global – Sustainability Yearbook 2023 Best Ranked Mexican Bank Note: 1Q’23 data, unless otherwise stated. (1) Thousand of LC (2) Figures up to December 2022. (3) 6 out of 10 proprietary members of the Board of Directors are independent. (4) 4 out of 10 proprietary members of the Board of Directors are women. + MXN 19 mn 1 Sustainable Finance SCIB:6 operations (1 Sustainable and 5 Linked) + MXN 55 mn in social investment +194 000 beneficiaries (2022) 2 “ Protección al Cliente de Microfinanzas ” Certificación Internacional Tuiio MicroFinanza Rating (MFR) Carbon Neutral Certificate (CER) 2022 For compensation of total emissions 0.60% equal pay gap 100% renewable energy For internal electricity consumption Further Embedding ESG to Build a More Responsible Bank

Macroeconomic

GDP Growth (%)

4.8
3.1
1.0
1.5
1.5*
1.6*
-8.2
2020
2021
2022
2023E
2024E

Average Exchange Rate (MXP/USD)

19.7
20.0
21.2
20.2
20.1
18.5*
18.8*
2020
2021
2022
2023E
2024E

Annual Inflation Rate (%)

5.2
7.4
7.8
5.9*
4.1
3.2
2020
2021
2022
2023E
2024E

Central Bank Monetary Policy
(%, end of year)

11.00
9.00
11.25*
9.25*
10.50
5.50
4.25
2020
2021
2022
2023E
2024E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

21

21 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 4.8 3.1 2022 2020 2021 2023E 1.5* 2024E - 8.2 1.6* 21.2 20.2 20.1 2020 2022 2021 2023E 18.5 * 2024E 18.8 * 3.2 7.4 7.8 4.1 5.9 * 2020 2023E 2021 2022 2024E 4.25 5.50 10.50 2021 2020 2022 2023E 2024E 11.25* 9.25* 1.0 19.7 11.00 1.5 20.0 5.2 9.00

22 Consolidated Statement of Comprehensive Income Source: Company filings under CNBV GAAP, in million pesos. % Variation 1Q22 4Q22 1Q23 QoQ YoY Interest income 28,261 40,773 44,121 8.2 56.1 Interest expense (11,845) (20,828) (23,949) 15.0 102.2 Net interest income 16,416 19,945 20,172 1.1 22.9 Provisions for loan losses (3,874) (4,712) (4,512) (4.2) 16.5 Net interest income after provisions for loan losses 12,542 15,233 15,660 2.8 24.9 Commission and fee income 7,102 7,438 7,928 6.6 11.6 Commission and fee expense (2,226) (2,320) (2,638) 13.7 18.5 Net gain (loss) on financial assets and liabilities 1,039 1,028 654 (36.4) (37.1) Other operating income (2,291) (449) (767) 70.8 (66.5) Administrative and promotional expenses (9,475) (12,310) (10,352) (15.9) 9.3 Operating income 6,691 8,620 10,485 21.6 56.7 Equity in results of associated companies 107 0 79 — (26.2) Operating income before income taxes 6,798 8,620 10,564 22.6 55.4 Current income taxes (846) (4,952) (2,940) (40.6) 247.5 Deferred income taxes (net) (841) 2,609 2 (99.9) (100.2) Income from continuing operations 5,111 6,277 7,626 21.5 49.2 Discontinued operations 0 0 0 — — Consolidated net income 5,111 6,277 7,626 21.5 49.2 Other comprehensive income (3,127) 1,423 375 (73.6) (112.0) Valuation of financial instruments to collect or sell (3,028) 1,677 651 (61.2) (121.5) Valuation of derivatives financial instruments for cash flow hedges (85) 98 (269) — — Remeasurement of defined benefit obligation (14) (352) (7) (98.0) (50.0) Participation in ORI of other entities 0 0 0 — — Integral result 1,984 7,700 8,001 3.9 — Net result attributable to: 5,111 6,277 7,626 21.5 49.2 Controlling interest 5,111 6,277 7,626 21.5 49.2 Non - controlling interest 0 0 0 — — Comprehensive income attributable to: 1,984 7,700 8,001 3.9 — controlling interest 1,984 7,700 8,001 3.9 — Non - controlling interest 0 0 0 — — Basic earnings per common share 0.75 0.92 1.12 21.7 49.3

23 Consolidated Statement of Financial Position Source: Company filings under CNBV GAAP, in million pesos. % Variation Mar - 22 Dec - 22 Mar - 23 QoQ YoY Cash and cash equivalents 98,783 93,353 83,843 (10.2) (15.1) Margin accounts 4,353 6,530 2,677 (59.0) (38.5) Investments in financial instruments 496,918 470,914 468,908 (0.4) (5.6) Debtors under sale and repurchase agreements 23,614 121,859 241,552 98.2 — Derivatives financial instruments 197,770 238,644 235,489 (1.3) 19.1 Valuation adjustment for hedged financial assets 9 (27) (22) (18.5) — Total loan portafolio 770,440 810,081 810,655 0.1 5.2 (+/ - ) Deferred items 1,811 2,532 2,623 3.6 44.8 Allowance for loan losses (24,630) (22,220) (23,293) 4.8 (5.4) Loan portafolio (net) 747,621 790,393 789,985 (0.1) 5.7 Other receivables (net) 114,320 62,840 115,131 83.2 0.7 Foreclosed assets (net) 202 962 998 3.7 — Property, furniture and fixtures (net) 12,326 13,622 13,237 (2.8) 7.4 Long - term investment in shares 1,577 90 123 36.7 (92.2) Long - life assets held for sale or for distribution to owners 0 1,586 0 (100.0) — Advance payments and other assets (net) 4,065 3,199 3,420 6.9 (15.9) Rights of use assets for property, furniture and equipment (net) 5,999 6,264 6,297 0.5 5.0 Deferred income tax assets (net) 17,667 23,258 23,149 (0.5) 31.0 Intangible assets (net) 7,309 8,947 8,621 (3.6) 18.0 Goodwill 1,735 1,735 1,735 0.0 0.0 Total assets 1,734,268 1,844,169 1,995,143 8.2 15.0 Deposits 873,136 909,890 979,786 7.7 12.2 Interbank loans and other organizations 52,164 30,806 46,403 50.6 (11.0) Creditors under sale and repurchase agreements 183,196 211,878 189,397 (10.6) 3.4 Securities lending 0 1 1 0.0 — Collateral sold or pledged as guarantee 26,484 116,104 130,921 12.8 — Derivatives financial instruments 190,922 235,456 227,452 (3.4) 19.1 Valuation adjustment of financial liabilities hedging (17) (14) 0 (100.0) (100.0) Lease liabilities 6,648 6,965 7,023 0.8 5.6 Other payables 188,375 115,913 194,324 67.6 3.2 Subordinated credit notes 39,763 39,384 36,032 (8.5) (9.4) Employee benefits 7,063 11,324 9,354 (17.4) 32.4 Deferred revenues and other advances 432 154 275 78.6 (36.3) Total liabilities 1,568,166 1,677,861 1,820,968 8.5 16.1 Total stockholders' equity 166,102 166,308 174,175 4.7 4.9

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Santander

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